Form 20-F
period 2006-12-31
Challenger Energy Corp
filed 2007-06-07
CIK 1364644

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number:

Exact name of Registrant as specified in its charter:  CHALLENGER ENERGY CORP.

Jurisdiction of incorporation or organization:  CANADA

Address of principal executive offices:  Suite 200, 744 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 3T4

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of Class:  Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of Class:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2006:

31,344,008 common shares

0 first preferred shares

0 second preferred shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  No          ☐  Yes

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  No          ☒  Yes

Note – Checking the box above will not relieve any registrant required to file report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐  No          ☒  Yes

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☒  Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

☒  No          ☐  Yes

FORM 20-F

CHALLENGER ENERGY CORP.
(“CHALLENGER” OR THE “CORPORATION”)

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	DIRECTORS AND SENIOR MANAGEMENT
B.	ADVISERS
C.	AUDITORS

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA
B.	CAPITALIZATION AND INDEBTEDNESS
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
D.	RISK FACTORS

ITEM 4.	INFORMATION ON THE CORPORATION

A.	HISTORY AND DEVELOPMENT OF THE CORPORATION
B.	BUSINESS OVERVIEW
C.	ORGANIZATIONAL STRUCTURE
D.	PROPERTY, PLANTS AND EQUIPMENT

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS
B.	LIQUIDITY AND CAPITAL RESOURCES
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.
D.	TREND INFORMATION
E.	OFF BALANCE SHEET ARRANGEMENTS
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
G.	FORWARD-LOOKING STATEMENTS

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT
B.	COMPENSATION
C.	BOARD PRACTICES
D.	EMPLOYEES
E.	SHARE OWNERSHIP

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS
B.	RELATED PARTY TRANSACTIONS
C.	INTERESTS OF EXPERTS AND COUNSEL

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
B.	SIGNIFICANT CHANGES

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS
B.	PLAN OF DISTRIBUTION
C.	MARKETS
D.	SELLING SHAREHOLDERS
E.	DILUTION
F.	EXPENSES OF THE ISSUE

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION
C.	MATERIAL CONTRACTS
D.	EXCHANGE CONTROLS
E.	TAXATION
F.	DIVIDENDS AND PAYING AGENTS
G.	STATEMENT BY EXPERTS
H.	DOCUMENTS ON DISPLAY
I.	SUBSIDIARY INFORMATION

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

In this Annual Report, references to “Challenger” or the “Corporation” (i) with respect to periods on or after December 1, 2005 refer to Challenger Energy Corp., which was created upon the amalgamation of Challenger Energy Corp. (“Oldco”) and Global Energy Express Inc. (“Global”) on December 1, 2005, and (ii) with respect to periods prior to December 1, 2005 refer to Oldco.

FORWARD LOOKING STATEMENTS

This Annual Report includes forward looking statements, including information with respect to future production, project start-ups, prospects and future capital spending. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “plan”, “should” and similar words may identify forward looking statements.

The forward looking statements in this document are largely based on current expectations and projections about future events and financial trends affecting our business. These forward looking statements are subject to risks, uncertainties and assumptions including, among other things, the risk factors discussed in this Annual Report under Item 3, “Key Information, Risk Factors” and factors described in documents that may be filed with or furnished to the Securities and Exchange Commission from time to time.

In light of these risks and uncertainties, the forward looking information, events and circumstances discussed in this Annual Report might not occur. Actual results or estimated results could differ materially due to changes in the project schedules, operating performance, demand for oil and natural gas, commercial negotiations or other factors. We undertake no obligation to update publicly or revise any forward looking statements because of new information, future events or otherwise.

PART I

ITEM 1.                                  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.                                  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                  KEY INFORMATION

A.                                    Selected Financial Data

The following tables contain selected financial information for the Corporation for the periods indicated. This information has been derived from, and is qualified by, the Corporation’s consolidated financial statements appearing elsewhere in this document, all of which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) unless otherwise noted. For detailed historical financial information, see Item 17, “Financial Statements”.

Selected Financial Information for Challenger

Challenger follows Canadian GAAP, which differs in some respects from generally accepted accounting principles in the United States. As at the dates and for the periods indicated below there are reconciling items to the balance sheet and the statement of loss and deficit between Canadian GAAP and US GAAP.

	For the Year ended December 31, 2006	For the Year ended December 31, 2005	For the period from inception on August 6, 2004 to December 31, 2004
Statement of Loss Data:

Revenues, net of royalties	$125,212	$42,137	$—
Interest on deposits	414,888	4,101	2,136
Operating expenses	3,070,816	522,391	51,195
Foreign exchange gain (loss)	8,219	—	—
Net earnings (loss)	(2,522,497)	(476,153)	(49,059)
Per Equity Share (basic)	(0.08)	(0.03)	(0.01)
Per Equity Share (diluted)	(0.08)	(0.03)	(0.01)
US GAAP Net Earnings (loss)	(2,778,844)	(476,153)	(49,059)
Per Equity Share (basic)	(0.09)	(0.03)	(0.01)
Per Equity Share (diluted)	(0.09)	(0.03)	(0.01)

	As at December 31, 2006	As at December 31, 2005	As at December 31, 2004
Balance Sheet Data:

Working Capital	$8,382,205	$1,056,537	$450,941
Total assets	19,342,356	1,741,936	502,136
Long-term debt	—	—	—
Shareholders’ equity	19,132,451	1,593,980	450,941
US GAAP Shareholder Equity	18,876,104	1,593,980	450,941
US GAAP Total Assets	19,086,009	1,741,936	502,136

Exchange Rates

The following table sets forth the average of exchange rates, the high exchange rate and the low exchange rate for each of the last six months. In addition, the table sets forth the exchange rates for the Canadian Dollar at the end of the two most recent fiscal years ended December 31, the average rates for the period, and the range of high and low rates for the period. For the purpose of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified per customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar. The average rate means the average of exchange rates on the last day of each month during the period. As of May 31, 2007 the noon buying rate was 1.0699.

Period	Average	High	Low

May 2007	1.0949	1.1135	1.0699
April 2007	1.1343	1.584	1.1067
March 2007	1.1628	1.1811	1.1529
February 2007	1.1706	1.1853	1.1585
January 2007	1.1759	1.1824	1.1649
December 2006	1.1530	1.1653	1.1417
Three Months Ended October 31, 2006	1.1638	1.1961	1.1322
Six Months Ended June 30, 2006	1.545	1.1578	1.0948
Nine Months Ended September 30, 2006	1.1281	1.1961	1.0948
Fiscal Year Ended December 31, 2006	1.1341	1.1961	1.0948
Fiscal Year Ended December 31, 2005	1.2116	1.2590	1.1583

B.                                    Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

An investment and ownership in common shares of Challenger (“Challenger Common Shares”) should be considered highly speculative due to the nature of its involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained in this document before making an investment decision.

Operating hazards, natural disasters or other interruptions of Challenger’s operations could result in potential liabilities, which may not be fully covered by insurance.

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Risks associated with the drilling of oil and natural gas wells include:

•                  well blow-outs;

•                  cratering;

•                  explosions;

•                  spills and sour gas releases;

•                  pollution; and

•                  fires.

Any of these events could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. Reduced revenues or losses resulting from the occurrence of any of these risks could have a material adverse effect on Challenger and its future results of operations.

Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

In accordance with industry practice, Challenger will not be fully insured against all of these risks, nor are all such risks insurable. The nature of these risks is such that liabilities could exceed Challenger’s existing policy limits, in which event Challenger could incur significant costs that could have a material adverse effect upon its financial condition. The payment of such liabilities would reduce the funds available to Challenger and could, in an extreme case, result in a total loss of its properties and assets. In addition, Challenger may not be able to maintain adequate insurance in the future at rates that are considered reasonable.

Challenger’s offshore operations are subject to substantial regulations and risks, which could adversely affect its ability to operate and its financial results.

Some of the Challenger properties are located offshore. Exploration, production and development of offshore oil and natural gas properties involves an increased degree of risk and expense relative to onshore exploration, production and development due primarily to greater government regulations and technical obstacles. Challenger will therefore face higher costs in exploring, developing and producing its offshore properties, which could adversely affect its operations and financial results.

Challenger may not be successful in identifying, acquiring and developing new oil and gas properties.

Challenger’s short and long-term commercial success depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Challenger may not be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Challenger may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

In addition, Challenger’s exploration and development activities may not result in any increases in reserves. Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.  Drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions, including the following, may adversely affect the production from successful wells:

•                  delays in obtaining governmental approvals or consents;

•                  shut-ins of connected wells resulting from extreme weather conditions;

•                  insufficient storage or transportation capacity; and

•                  other geological and mechanical conditions.

Production delays and declines from normal field operating conditions cannot be completely eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

If Challenger is unable to replace the reserves that have been produced, its reserves and revenues will decline.

Without the continual addition of new reserves over time, any existing reserves Challenger may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. Successfully increasing Challenger’s reserves will depend not only on its ability to select and acquire suitable producing properties or prospects, but also on its ability to explore and develop any properties Challenger may have from time to time. Challenger’s failure to acquire or develop additional reserves at acceptable costs will cause its reserves and revenues to decline.

If Canadian Superior does not fulfill its obligations under its contractual arrangements with Challenger or is not successful in its exploration and production activities with respect to the properties to which the arrangements relate, Challenger’s results of operations could be materially and adversely affected.

Challenger’s primary assets are its contractual relationships with Canadian Superior. In the short-term, Challenger’s commercial success depends on its arrangements and relationship with Canadian Superior and its ability to enforce its agreements with Canadian Superior.  Challenger has had ongoing discussions with Canadian Superior respecting the terms of the various agreements to which it is a party with Canadian Superior, and through which Challenger has the right to earn an interest in certain oil and natural gas properties. There exists a possibility that the terms of the material agreements may be renegotiated, which would have the effect of altering certain of the rights and obligations of the parties thereunder. In addition, Canadian Superior may not fulfill its obligations under these arrangements or achieve any success with respect to its efforts regarding the oil and gas properties to which the arrangements relate.

Challenger’s Chairman of the Board and Exploration Manager are also employed by Canadian Superior and may have conflicts of interest.

Mr. Gregory Noval, who is the Chairman of the Board and a significant shareholder of Challenger, is the Chief Executive Officer and Chairman of Canadian Superior. Mr. Agustin Aparicio, who is the Exploration Manager of Challenger, is also the Exploration Advisor, International for Canadian Superior. As a result, potential conflicts of interest could arise when these people are faced with decisions that could have different implications for Challenger and Canadian Superior.

Competition within the oil and gas industry is intense, and Challenger’s failure to successfully compete with other oil and gas companies may adversely affect its results of operations.

The petroleum industry is highly competitive in all its phases. Challenger competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Challenger’s competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of Challenger.  If Challenger fails to successfully compete within the oil and gas industry, its results of operations may be adversely affected.

Adverse changes in Trinidad’s political conditions and government policies could have a material adverse effect on

Challenger’s ability to conduct business in Trinidad.

Trinidad has experienced relative prosperity and stability since 1990 when there was an attempted coup of the government in power. However, the political arena remains polarized by race between the mainly Afro-Trinidadian People’s National Movement (“PNM”) and the largely Indo-Trinidadian United National Congress. Since 2002, the PNM has held 56% of the seats in the House of Representatives. However, before that date three elections were held in just over two years, the first two resulting in political stalemates. Oil and natural gas resources and economic growth were part of the issues debated by the two parties. The next election in Trinidad is scheduled to be held in 2007. Future political stalemates could lead to indecision and inertia in the oil and natural gas regulatory arena which could adversely affect any oil and natural gas operations being carried out in Trinidad by Challenger.

There are uncertainties regarding interpretation and enforcement of laws and regulations in the foreign jurisdictions in which Challenger operates.

The jurisdictions in which Challenger operates may have less developed legal systems than more established economies, which may result in risks such as:

•                  effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation, or, in an ownership dispute, being difficult to obtain;

•                  a higher degree of discretion on the part of governmental authorities;

•                  the lack of judicial or administrative guidance on interpreting applicable rules and regulations;

•                  inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and

•                  relative inexperience of the judiciary and courts in such matters.

In certain jurisdictions the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. Joint ventures, licenses, license applications or other legal arrangements could be adversely affected by the actions of government authorities and Challenger may not be able to rely on the effectiveness of and enforcement of such arrangements in these jurisdictions. In addition, as a result of limited infrastructure present in Trinidad, land titles systems are not developed to the extent found in many more developed nations.

Governmental authorities might impose additional regulations or deny the grant of required permits, which could increase Challenger’s costs or cause it to limit or suspend its operations.

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government. Existing laws and regulations could be changed, and the cost of compliance with these controls and regulations could increase Challenger’s operating costs or significantly limit drilling activity.

In addition, from time to time Challenger’s operations may require licenses from various governmental authorities. Challenger may not be able to obtain and maintain all necessary licenses and permits that may be required to carry out exploration and development activities with respect to its projects.

Environmental costs and liabilities could adversely affect Challenger’s financial condition.

The oil and natural gas industry is subject to environmental regulations pursuant to a variety of federal, state, provincial and local legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. Compliance with such legislation can require significant expenditures, and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability and the imposition of material fines and penalties. Any such costs or liabilities could result in material increases in the Corporation’s capital expenditures and operating expenses, which could have an adverse effect on the Corporation’s results of anticipated operations and financial condition.

Factors beyond Challenger’s control affect its ability to market its oil and natural gas.

Challenger’s ability to market the oil and natural gas that may be acquired or discovered by Challenger is affected by numerous factors beyond its control, including:

•                  the ability to acquire space on pipelines that deliver natural gas to commercial markets;

•                  deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities;

•                  the generally supply of, and demand for, oil and natural gas; and

•                  extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

If these factors were to change materially, Challenger’s ability to market oil and natural gas or obtain favorable prices for its oil and natural gas could be adversely affected.

Volatile oil and gas prices could adversely affect Challenger’s financial condition and ability to finance its operations.

Our success is largely dependent on oil and natural gas prices, which are unstable and subject to fluctuation. Any material decline in prices would likely result in a reduction of Challenger’s net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Challenger’s reserves. Challenger might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Challenger’s net production revenue causing a reduction in its oil and natural gas acquisition, development and exploration activities.

In addition, bank borrowings available to Challenger will in part be determined by Challenger’s borrowing base. A sustained material decline in prices from historical average prices could reduce Challenger’s borrowing base, therefore reducing the bank credit available to Challenger which could lead to a portion, or all, of Challenger’s bank debt being required to be repaid. Any sustained material decline in prices may also adversely affect Challenger’s ability to attract capital to finance its operations and the cost of such capital.

Challenger may not be able to generate adequate cash flow and obtain adequate financing to execute its operating strategy.

The cash flow from Challenger’s reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Challenger may require additional financing in order to carry out its plans for oil and natural gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause it to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the revenues from Challenger’s reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect its ability to expend the necessary capital to replace its reserves or to maintain its production.

If Challenger’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, it may have to undertake alternative financing plans, such as additional debt or equity financing.  Additional debt or equity financing may not be available to meet Challenger’s requirements or available on favorable terms.

Challenger might incur substantial indebtedness in the future, which may restrict its ability to obtain additional financing and conduct its operations.

From time to time Challenger may finance its operations partially or wholly with debt, which may increase its debt levels above industry standards. Neither Challenger’s articles nor its bylaws limit the amount of indebtedness that Challenger may incur. The level of Challenger’s indebtedness could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.  In addition, a higher level of indebtedness may limit Challenger’s flexibility as it will decrease Challenger’s available cash flow to devote to its operations.  Any of these factors could result in a material adverse effect on Challenger’s business, financial condition, results of operations and prospects.

Challenger may not benefit from commodity price increases or declines in the Canadian dollar under its hedging activities.

From time to time Challenger may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Challenger will not benefit from such increases.

Similarly, from time to time Challenger may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Challenger will not benefit from the fluctuating exchange rate.

Any unavailability of drilling and related equipment would restrict Challenger’s ability to operate.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. If the overall demand for such equipment increases, or access restrictions are imposed, it may affect the availability of such equipment to Challenger and may delay its exploration and development activities.

Challenger does not control the activities on the properties in which it owns interests.

Challenger does not currently operate any of the oil and gas properties in which it owns interests. As a result, Challenger is dependent on the operators of such properties for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators. The failure of an operator, or the other service providers selected by the operator, to properly perform services could adversely affect Challenger.  In addition, decisions affecting the prospect could be made by the operators with which Challenger disagrees, and Challenger would have no recourse with respect to those decisions.

There may be third party claims with respect to the title of Challengers properties, which could impair Challenger’s ownership interests in such properties.

Challenger may not conduct title reviews prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells to ensure that it is purchasing proper title to such properties.  Even if Challenger does conduct such title reviews, they do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Challenger’s claim, which could result in a reduction of the revenue received by Challenger.

Challenger does not plan to pay any dividends with respect to the Challenger Common Shares.

Challenger has not paid, and has no plans to pay, any dividends on the Challenger Common Shares. Any decision to pay dividends will be made by the board of directors on the basis of its earnings, financial requirements and other conditions existing at such time.

The service by Challenger’s directors on boards of other oil and natural gas companies may create conflicts of interest.

Certain of Challenger’s directors are also directors of other oil and natural gas companies and, as such, may in certain circumstances have a conflict of interest requiring them to abstain from certain decisions by the board of directors.  Conflicts, if any, will be subject to the procedures and remedies of the Canada Business Corporations Act.

Loss of key personnel and failure to attract qualified personnel could limit Challenger’s growth and negatively impact its operations.

Challenger’s success depends in large measure on certain key personnel, including Neil Mackenzie and Augustin Aparicio. The contributions of these individuals to its immediate operations are likely to be of central importance. The loss of the services of such key personnel could have a material adverse affect on Challenger. Challenger does not have key person insurance in effect for management. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and Challenger may not be able to continue to attract and retain all personnel necessary for the development and operation of its business.

ITEM 4.                                  INFORMATION ON THE CORPORATION

A.                                    History and Development of the Corporation

Challenger is a Canadian corporation that was created upon the amalgamation of Challenger Energy Corp. (“Oldco”) and Global Energy Express Inc. (“Global”) on December 1, 2005 pursuant to the provisions of the Canada Business Corporations Act. The head office of Challenger is located at Suite 200, 744 — 4th Avenue S.W., Calgary, Alberta T2P 3T4 and the phone number is (403) 503-8810. The registered office of Challenger is located at 1400, 350 — 7th Avenue S.W., Calgary, Alberta, T2P 3N9.  Challenger’s agent in the United States is PTSGE Corp., 925 Fourth Avenue, Suite 2900, Seattle, Washington 98104, (206) 623-7580.

At the time of completion of the amalgamation, pursuant to the policies of the TSX Venture Exchange, Challenger’s directors, officers and principal shareholders entered into an escrow agreement dated November 30, 2005 with the Corporation and Computershare Investor Services Inc. as escrow agent (the “Value Security Escrow Agreement”). The securities of Challenger held by these persons were deposited into escrow to be released in near-equal installments every six months over a period of 36 months from the date of completion of the amalgamation.  12,700,000 shares were originally deposited into escrow pursuant to the Value Security Escrow Agreement, and as of March 31, 2006, 7,620,000 shares remained in escrow.

In addition, TSX Venture Exchange also required shareholders of Challenger who received Challenger securities prior to the amalgamation at a price which the TSX Venture Exchange considered to be at a significant discount in relation to the deemed price per share pursuant to the amalgamation to enter into an escrow agreement with respect to such securities. As a result, the Corporation, Computershare Investor Services Inc. as escrow agent and certain shareholders of Challenger entered into an additional escrow agreement (the “Matrix Escrow Agreement”) pursuant to which these securities were deposited into escrow to be released in equal installments every three months over a period of 12 months from the date of completion of the amalgamation. 3,000,000 shares were originally deposited into escrow pursuant to the Matrix Escrow Agreement, and no shares remain in escrow.

The securities that are held in escrow pursuant to the Value Security Escrow Agreement are not freely tradable.  There are no specific terms or circumstances impacting the escrow shareholders’ ownership of the shares.  Release of the escrow shares is based on the passage of time as indicated in Note 4 to the December 31, 2005 Audited Financial Statements (Item 17).  These shares are not subject to rescission and are not redeemable under any circumstances by the holder of the shares.

On February 15, 2006, Challenger issued 5,951,920 units (“Units”) on a private placement basis at a price of $2.25 per Unit for gross proceeds of $13,391,820. Each Unit consisted of one Challenger Common Share and a warrant to purchase one half of one Challenger Common Share. Each warrant entitled the holder thereof to acquire Challenger Common Shares at an exercise price of $2.75 per whole share until December 31, 2006. Pursuant to the same private placement, Challenger issued an additional 540,000 Units on February 21, 2006, 42,500 Units on February 23, 2006, and 2,110,024 Units on March 28, 2006 for additional gross proceeds of $6,058,179.  The expiration date of the warrants was subsequently extended to February 28, 2007, and on February 28, 2007, 323,512 warrants were exercised at a price of $2.75 per share and 3,998,710 warrents expired.

B.            Business Overview

General

Challenger is a Canadian company engaged in the participation in natural gas exploration and production projects, with its primary emphasis on natural gas projects offshore Nova Scotia and Trinidad and Tobago.

Business Objectives

Challenger’s business objective for the next 12 months is to fund its obligations under the Participation Agreement entered into in November 2004 with Canadian Superior, which is described below. The Corporation has sufficient working capital to meet its anticipated working capital requirements under the Participation Agreement for the initial drilling and potential abandonment of the first exploration well; however, Challenger anticipates making substantial capital expenditures for the testing and completion of the first well if it is successful and meeting commitments under the Participation Agreement to pay one third of costs in respect to the second and third exploration well.  Challenger also anticipates making substantial expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. Challenger will seek debt or equity financing if cash generated from operations and its current working capital is not sufficient to meet these requirements. There can be no assurance that debt or equity financing will be available or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation.

Relationship with Canadian Superior

Challenger is not affiliated with Canadian Superior Energy Inc. as that term is defined in the Canada Business Corporations Act. However, Challenger’s primary assets are its contractual relationships with Canadian Superior, which are described in more detail below.  In addition, Mr. Gregory Noval, who is the Chairman of the Board and a significant shareholder of Challenger, is the Chief Executive Officer and Chairman of Canadian Superior. Mr. Agustin Aparicio, who is the Exploration Manager of Challenger, is also the Exploration Advisor, International for Canadian Superior.

Challenger’s bylaws address conflicts of interest that Challenger may have with respect to its relationship with Canadian Superior.  They provide that any director or officer must disclose to the Corporation the nature and extent of his or her interest in any contract or transaction at the time and in the manner provided by the Canada Business Corporations Act.  A director may not, by reason only of his office, be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction may not be voidable by reason only of the director’s interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, if necessary, and the contract or transaction was fair and reasonable to the Corporation at the time it was approved and, if required by law, the director refrains from voting as a director on the contract or transaction.

Challenger’s board has approved a Code of Conduct and Conflict of Interest Guidelines for Directors and Officers (the “Code of Conduct”).  The Code of Conduct provides that:

•                  directors and officers shall avoid situations that may result in a conflict or perceived conflict between their personal interests and the interest of the Corporation and situations where their actions as directors and officers are influenced or perceived to be influenced by their personal interests;

•                  a conflict of interest exists for directors who use their position with the Corporation to benefit themselves, associates, friends or families;

•                  full disclosure enables directors to resolve unclear situations and gives an opportunity to dispose of conflicting interests before any difficulty arises; and

•                  no director or officer may hold a significant financial interest, either directly or through a relative or associate, or hold or accept a position as an officer or director in an organization in a relationship with Challenger, where by virtue of his or her position in Challenger the director could in any way benefit the other organization by influencing the purchasing, selling or other decisions of Challenger, unless that interest has been fully disclosed in writing to Challenger’s board.

Each Director or Officer of the Corporation must acknowledge the Code of Conduct and agree to conduct himself in accordance with this policy.

In the case of Challenger’s current relationships with Canadian Superior, all potential conflicts of interest were fully disclosed to management and the board prior to approval of these transactions.  Mr. Noval, the Chairman of the Corporation’s board, abstained from voting with respect to these matters.

Participation Agreement. Pursuant to the Participation Agreement, Challenger has the right to earn a 25% interest in a production-sharing contract between Canadian Superior and the government of the Republic of Trinidad and Tobago relating to the exploration and development of land designated as “Block 5(c)” located offshore the Republic of Trinidad and Tobago. Pursuant to Challenger’s rights under the Participation Agreement, Challenger is required to pay one-third of the costs and expenses paid by Canadian Superior relating to certain wells and the work program described by the production-sharing contract.  Under this agreement, Challenger is committed to three wells.  Two wells are currently being planned for 2007.

The operator has made available an estimate for the drilling and potential abandonment costs for first well, in the range of $48 to $52 million, for which Challenger would be required pay its one-third share ($16 to $17.3 million).  Challenger will earn the 25% interest when it funds its full one-third share in respect of the first well. As of December 31, 2006, Challenger has funded its share of costs to date in respect of this agreement and therefore is earning its 25% interest.  Failure to continue to fund its obligation would result in Challenger forfeiting its 25% interest.

Trinidad Participation Agreement. The Trinidad Participation Agreement also grants Challenger the right to finance one-third of Canadian Superior’s minimum work obligations to obtain 25% of Canadian Superior’s revenue share under a participation agreement entered into by Canadian Superior with the Petroleum Corporation of Trinidad and Tobago (“Petrotrin”) in respect of the Mayaro and Guayaguayare Bay lands located offshore the Republic of Trinidad and Tobago. In the event of commercial discovery, the participating interests in the Trinidad Participation Agreement are 70% Canadian Superior Trinidad and Tobago Ltd and 30% Petrotrin. Challenger will earn 25% of Canadian Superior’s 70% revenue interest. Therefore, Challenger has a right to earn 17.5% in this block (25% of Canadian Superior’s 70% revenue interest). Challenger anticipates that wells in this block will range from $5.5 to $7.6 million (Challenger’s share per well would equal $1.8 to $2.5 million) based on a report entitled “Evaluation of Resource Potential” prepared by Chapman Petroleum Engineering Ltd., independent petroleum engineers, dated January 1, 2006. Since drilling is not anticipated until 2008 and the work program for the block is still being developed, the number of wells has not yet been determined.  Challenger has not financed any portion of this block to date and therefore has not earned any interest to date.

Farm-out Agreement. Pursuant to the Farm-out Agreement, Challenger may also earn a 25% interest in Canadian Superior’s Mariner project offshore Nova Scotia by payment of a one third share of the costs and expenses associated with drilling a test well on the Mariner project land. Provided that Challenger has earned an interest in the Mariner project pursuant to the Farm-out Agreement, it will have a further option to participate and earn a 25% interest by paying a one third share of the costs of drilling wells on Canadian Superior’s Marauder project lands and Marconi project lands, both offshore Nova Scotia, Canada. Challenger anticipates that the cost to drill and test a well on the Mariner prospect is approximately $61.8 million (Challenger’s share would equal $20.6 million) based on a report entitled “Evaluation of Resource Potential” prepared by Chapman Petroleum Engineering Ltd., independent petroleum engineers, dated January 1, 2006.  No well estimates are available on the Maruader and Marconi project lands.  Challenger has not funded any share of costs to date in respect of this agreement and therefore has not earned any interest to date in the project.

15-17 Well. In October 2005, Challenger acquired a 10% pooled working interest in and to section 17-35-1 W5M in the Innisfail Area of Alberta (from the surface to the base of the Pekisko formation) from Blueline Energy Ltd.  For this working interest, Challenger paid Blueline $525,000 in cash and issued warrants to Blueline to purchase 250,000 Challenger Common Shares, exercisable at a price of $0.25 per share for a period of two years. The 15-17 Well has total proved developed gross marketable natural gas reserves of 972 MMscf and natural gas liquids of 67 MBbls based on a decline reserve analysis. This reserve estimate is based on a report prepared by Chapman Petroleum Engineering Ltd., independent petroleum engineers, dated January 1, 2006.

In November and December of 2005, the 15-17 Well was producing at an average rate of 618 Mscf/d (61.8 Mscf/d net to Challenger). In 2006, the 15-17 Well was producing at an average rate of 537 Mscf/d (53.7 Mscf/d net to Challenger).

Government Regulation and Marketing of Natural Gas

Canada

The oil and natural gas industry in Canada is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada and Alberta. It is not expected that any of these controls or regulations will affect Challenger’s operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Challenger is unable to predict what additional legislation or amendments may be enacted.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the National Energy Board (“NEB”) and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The government of Alberta also regulates the volume of natural gas that may be removed for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

Trinidad and Tobago

In Trinidad and Tobago, the majority of natural gas is marketed and processed by Atlantic LNG Company of Trinidad and Tobago (“Atlantic LNG”). Atlantic LNG has a liquefied natural gas plant at Point Fortin, situated in the southwestern coast of Trinidad.

The petroleum industry in Trinidad and Tobago is principally governed by the Petroleum Act (1969) (the “Act”), the Petroleum Regulations (1970) made thereunder, and the Petroleum Taxes Act (1974) (the “Taxes Act”). The Act establishes a framework for the grant of licenses and contracts and for the conduct of petroleum operations including activity on land and in submarine areas underlying the country’s territorial waters. Under the Act, the Ministry of Energy and Energy Industries is responsible for determining the areas to be made available for petroleum operations and may elect to invite applications for the rights to explore for and produce petroleum from these areas, via competitive bidding. Persons wishing to engage in petroleum exploration and production operations must apply to the Ministry of Energy and Energy Industries. On the basis of the Act and its subsidiary regulations, the Ministry of Energy and Energy Industries regulates and gives broad direction and guidance to the petroleum industry.

The Taxes Act is administered by the Minister of Finance through the Board of Inland Revenue and establishes the system of taxation for companies engaged in petroleum operations. The fiscal regime in Trinidad and Tobago can best be described as an enhanced two-tier system consisting of production based Royalty, Production Levy and Supplemental Petroleum Tax (S.P.T.) supported by a profits-based corporation tax which includes the Petroleum Profits Tax (P.P.T.) and an Unemployment Levy. Incentives and allowances are structured into the system to encourage investment, particularly in exploration projects and enhanced oil recovery schemes.

Government Regulation of Environmental Matters

Alberta

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities.

Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Alberta Environmental Protection and Enhancement Act (the “APEA”), which came into force on September 1, 1993. The APEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. Challenger is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. Compliance with such legislation often requires significant expenditures and a breach of such legislation may result in the imposition of fines and penalties and/or the revocation or suspension of necessary licenses or permits. Any breach resulting in pollution or other environmental damage may also trigger civil liabilities. Applicable environmental regulation in the jurisdictions where Challenger carries on its activities is constantly evolving and may impose on oil and natural gas companies additional environmental responsibilities or penalties for violation and may also contemplate public participation in the environmental review process. Challenger believes that it is in material compliance with applicable environmental laws and regulations. Challenger also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

Other statutes in Alberta that typically effect oil and gas companies are the Mines and Minerals Act, the Land Titles Act, Oil and Gas Conservation Act, and the Devolution of Real Property Act.

In order for an oil and gas operator to operate a well, a licence, among other things, must be obtained from the appropriate regulatory authority.  In Alberta, the Alberta Energy and Utilities Board or “EUB”, an independent, quasi-judicial agency created by the government of Alberta to regulate the energy industry, oversees this process and carries out the Oil and Gas Conservation Act.  Further information, including applicable statutes and regulations, can be retrieved at the EUB website at http://www.eub.gov.ab.ca.  Federally, the National Energy Board or “NEB” oversees the regulation of the oil and gas industry, acting pursuant to the National Energy Board Act and the Canada Oil and Gas Operations Act. Further information, including applicable statutes and regulations, can be retrieved at the NEB website at http://www.neb-one.gc.ca.

Challenger has a working interest in a well in Alberta, however, it is not the operator of the well and does not hold the licenses and permits in respect of the well.  Based on discussions with the operator’s senior personnel, it is Challenger’s understanding that the operator is in good standing with respect to required permits and licenses.

Nova Scotia

The Canada-Nova Scotia Offshore Petroleum Board (the “CNSOPB”) is responsible for protection of the environment during all phases of offshore petroleum activities, from initial exploration to abandonment. The CNSOPB is a federal authority operating under the Canadian Environmental Assessment Act.  Applications from the petroleum industry for work authorizations are made to the CNSOPB and must include an environmental protection plan and a spill contingency plan.  In the Nova Scotia offshore area, oil and gas activities are also administered by the CNSOPB under the Canada-Nova Scotia Offshore Petroleum Resources Accord Implementation Act and the Canada-Nova Scotia Offshore Petroleum Resources Accord Implementation (Nova Scotia) Act.  Further information, including applicable statutes and regulations, can be retrieved at the CNSOPB website at http://www.cnsopb.ns.ca.

Trinidad & Tobago

The government of Trinidad and Tobago has a regulatory and institutional framework under which the proposed project activities will operate should they be implemented.  The operator, Canadian Superior Energy Inc., is required to adopt the best environmental and health and safety practices to be adhered to in the host country Trinidad and Tobago.  As such, the proposed exploration drilling program will be subject to the policy, legislative, and regulatory framework for environmental, health, and safety protection that is currently in effect for petroleum operations in the Republic of Trinidad and Tobago.  The drilling program will be approved subject to the government’s satisfaction that the operator of the well has a management plan that addresses all the authorities’ concerns and the applicable policy, legislative, and regulatory framework.

The responsible environmental authorities for offshore petroleum exploration projects include the Ministry of Energy and Energy Industries, Ministry of Public Utilities & Environment Environmental Management Authority, Ministry of Trade & Industry, Ministry of Foreign Affairs, Ministry of Works and Transport, Occupational Health and Safety Agency and Ministry of Agriculture, Land & Marine Resources, Marine Fisheries and Aquaculture.

The environmental controls on the oil and gas industry are established in the following Trinidad and Tobago laws:  Petroleum Act; Mines, Bores, and Quarries Act; Oil Pollution of Territorial Waters Act; Continental Shelf Act; Environmental Management Act; Certificate of Environmental Clearance Rules;  Noise Pollution Control Rules; and Trinidad and Tobago Standard: Specification for the Effluent from Industrial Processes Discharged into the Environment (TTS 547:1998).

Kyoto Protocol

The Kyoto Protocol came into force on February 16, 2005. Canada ratified the Kyoto Protocol in December 2002. In 1997, Canada committed to an emission reduction of 6% below 1990 levels during the First Commitment period (2008 to 2012). Until an implementation plan is developed it is impossible to assess the impact on specific industries and individual businesses within an industry. It is generally believed that the oil and gas industry, as a major producer of carbon dioxide, will bear a disproportionately large share of the anticipated cost of implementation. Any required reductions in the greenhouse gases emitted from Challenger’s anticipated operations could result in increases in Challenger’s capital expenditures and operating expenses, which could have an adverse effect on Challenger’s results of anticipated operations and financial condition.

C.                                    Organizational Structure

Challenger has one wholly owned subsidiary, Challenger Energy Trinidad and Tobago Ltd., a company incorporated under the laws of Trinidad and Tobago.

Challenger notes that the quorum requirements for U.S companies listed on the American Stock Exchange differ from that of Challenger.  U.S. listed companies are subject to a quorum requirements of a one-third shareholders’ vote on each item.  However, Challenger’s articles provide that a quorum for a general meeting of shareholders is two persons entitled to vote holding or representing not less than 5% of the outstanding shares, which is a typical proviso for most companies in Canada.

D.                                    Property, Plants and Equipment

Oil and Gas Properties

Offshore Nova Scotia

Mariner Project (EL 2409)

Challenger is entitled to earn a 25% interest in Canadian Superior’s Mariner Project license and the lands to which such license is subject, located approximately nine kilometres northeast of Sable Island, offshore Nova Scotia, by paying one-third of the costs and expenses of drilling one exploration well on the Mariner block pursuant to the Farm-out Agreement. The Mariner Project encompasses an offshore area of 101,800 acres.

El Paso Corporation, through its Canadian subsidiary El Paso Oil and Gas Canada, Inc., obtained a 50% working interest in the 101,800 acre Mariner Project lands by committing to pay two-thirds of the cost of the first Mariner Project exploration well (Mariner I-85 well) that was drilled in November 2003. The first Mariner Project exploration well was spudded in November 2003 and drilled to a total depth of approximately 5,408 metres (17,743 feet) to evaluate one of three large structures identified on the Mariner Project license. The Mariner I-85 well was abandoned in March 2004.

The Mariner I-85 well was drilled on the first of three prospects identified on the Mariner Project lands. The I-85 well was located in shallow water depths of approximately 55 metres (180 feet) on the southeast side of the Mariner license.

Canadian Superior has identified new locations for drilling on the Mariner block. Challenger is entitled to earn a 25% interest in the Mariner license and the lands to which such license are subject by paying one-third of costs and expenses associated with drilling the next well on the Mariner block. The total cost of the next Mariner well is estimated to be approximately $45 million. At this time, there is no set drilling schedule with respect to the Mariner block.

Marauder & Marconi Projects (EL 2415 & 2416)

In the event that Challenger earns an interest in the Mariner Project, it will also have an option pursuant to the Farm-out Agreement to participate as to a 25% interest in drilling wells on the Marauder Project lands and the Marconi Project lands covering 370,881 acres offshore Nova Scotia by paying one-third of the costs and expenses of drilling one exploration well on the respective lands. The Marauder Project lands and the Marconi Project lands were acquired by Canadian Superior for work expenditure bids aggregating $14.1 million. These licenses were acquired by Canadian Superior based on analysis of proprietary seismic data and in-house geological evaluations. The Marauder Project lands have four seismically defined prospects. The Marconi Project lands have a seismically defined tilted fault/anticlinal prospect similar to other Sable area fields. At this time there is no set drilling schedule with respect to the Marconi Project lands.

Offshore Trinidad

Mayaro and Guayaguayare Lands

Challenger has been granted a right to participate in a participation agreement between Canadian Superior and Petrotrin in respect of two Blocks (55,000 acres) in the Mayaro/Guayaguayare area off the east coast of Trinidad. In the event of commercial discovery, the participating interests in the Trinidad Participation Agreement are 70% Canadian Superior and 30% Petrotrin.

Challenger has a right to participate as to a one-third interest in the minimum work obligations of Canadian Superior Trinidad and Tobago Ltd. to earn a 25% interest of Canadian Superior’s revenues from this block. At this time there is no set drilling schedule with respect to the Mayaro and Guayaguayare Lands.

Block 5(c)

Canadian Superior has negotiated a production sharing contract with the Government of Trinidad relating to exploration on Block 5(c) comprising an 80,041 acre continental shelf block, with water depths in excess of 150 meters, located off the east coast of Trinidad. Challenger, pursuant to the Participation Agreement, has a right to participate as to a 25% interest in such productions sharing contract. Challenger is required to pay one-third of the costs and expenses already paid by Canadian Superior at the time of exercise of the right and to commit to pay one third of the work program prescribed by the production sharing contract. Canadian Superior has received detailed 3-D seismic data with respect to the property and is reprocessing the data to confirm drilling locations. The spud date of the first well with respect to Block 5(c) is anticipated to be in the second quarter of 2007.

Drilling Activity and Location of Production and Wells

In October, 2005, Challenger acquired a 10% pooled working interest in and to section 17-35-1 W5M (from the surface to the base of the Pekisko formation) from Blueline Energy Ltd. In November and December of 2005, the well at 102/15 17-35-1 WSM was producing at an average rate of 618 Mscf/d (61.8 Mscf/d net to Challenger). In 2006, the 15-17 Well was producing at an average rate of 537 Mscf/d (53.7 Mscf/d net to Challenger).

ITEM 5.                                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                                    Operating Results

The following discussion and analysis should be read in conjunction with the financial and operating information and the audited and unaudited financial statements and the accompanying notes appearing elsewhere in this document. Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis (“MD&A”) is management’s assessment of the historical financial and operating results of Challenger and should be read in conjunction with the financial statements which have been prepared in accordance with Canadian GAAP.

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Challenger is listed on the TSX Venture Exchange and on the American Stock Exchange under the symbol “CHQ”.

Corporate Overview

Challenger is a Canadian corporation that was created upon the amalgamation of Oldco and Global on December 1, 2005 pursuant to the provisions of the Canada Business Corporations Act. Oldco was incorporated on August 6, 2004 pursuant to the provisions of the Canada Business Corporations Act. Between August 6, 2004 and August 31, 2005, Oldco issued 15,500,000 common shares at prices of $0.05 per share and $0.10 per share for gross proceeds of $775,000. In September 2005, Oldco completed a private placement of 4,968,000 common shares at a price of $0.25 per common share for proceeds of $1,212,000. In October 2005, Oldco issued 250,000 common shares upon the exercise of options at an exercise price of $0.10 per share. On December 1, 2005 Oldco completed its reverse takeover of Global pursuant to the Amalgamation Agreement. In February and March 2006, the Corporation completed a private placement of 8,644,444 Units each consisting on one Challenger Common Share and a warrant to purchase one half of one Challenger Common Share at a price of $2.25 per Unit for gross proceeds of approximately $19.5 million. U.S. purchasers participated either as accredited investors as defined in Regulation D of the U.S. Securities Act of 1933 pursuant to Rule 506 under the Securities Act, or as qualified institutional buyers under Rule 144A under the Securities Act.

Oldco’s and Challenger’s primary emphasis has been to identify and participate in natural gas projects offshore Nova Scotia and Trinidad and Tobago. During the year ended December 31, 2005, Challenger did not conduct any exploration activity on its holdings. Challenger expects to commence exploration activity in the second quarter of 2006 with respect to Block 5(c) lands offshore Trinidad. Challenger did earn production revenue in 2005 due to the November 1, 2005 acquisition of a 10% interest in an Alberta natural gas well.

Challenger’s business objective for the next twelve months is to fund its obligations under the Participation Agreement it entered into with Canadian Superior in November, 2004. Pursuant to the Participation Agreement, Challenger has the right to earn a 25% interest in Canadian Superior’s revenue share of the contract between Canadian Superior and the Government of the Republic of Trinidad and Tobago by helping Canadian Superior fund the exploration and development of land designated as “Block 5(c)” located offshore Trinidad and Tobago. Pursuant to Challenger’s rights under the agreements with Canadian Superior, in order to fully earn its revenue share, Challenger is required to pay one-third of the initial costs and expenses paid by Canadian Superior relating to the initial wells and initial work program prescribed by the production-sharing contract.

Overall Performance

For the years ended December 31, 2006 and 2005, Challenger carried on minimal operations and had minimal revenues. The Corporation raised approximately $19.5 million through a private placement of Units in the first quarter of 2006. As at December 31, 2006, Challenger had working capital of 8,382,205 and capital assets of 10,753,495. The expenses of Challenger during the year ended December 31, 2006 related primarily to stock based compensation and professional fees related to general corporate operations. As of December 31, 2005 Challenger had working capital of $1,056,537. The expenses of Challenger during 2005 related primarily to professional fees in connection with the amalgamation. See “Material Transactions Affecting Financial Results”.

The principal business of Challenger is the exploration for oil and natural gas offshore Nova Scotia, Canada and offshore Trinidad and Tobago. Challenger’s business objective for the next nine months is to continue to fund its obligations under the Participation Agreement it entered into with Canadian Superior in November 2004. Challenger intends to exercise its right under the Trinidad Participation Agreement, entered into with Canadian Superior Trinidad and Tobago Ltd. in November 2004. In the twelve months ended December 31, 2006, the Corporation transferred $10.1 million to Canadian Superior as per the Block 5(c) Participation Agreement.

Selected Financial Information

	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005
	(audited)	(audited)

Revenues, Net of Royalties	$125,212	$42,137
Interest on Deposits	$414,888	$4,101
Total Revenue	$540,100	$46,238
Net Income (Loss)	$(2,522,497)	$(476,153)
Per Share basic	$(0.08)	$(0.03)
Per Share diluted	$(0.08)	$(0.03)
Cash Expenses for the Period (1)	$1,006,028	$402,332
Stock Based Compensation Expense	$1,893,009	$102,158
Depletion, Depreciation and Accretion	$171,779	$17,901
Total Expenses for the Period	$3,070,816	$522,391
Total Assets	$19,342,356	$1,741,936
Total Liabilities	$209,905	$147,956
Share Capital	$16,753,896	$2,019,750
Common Shares Outstanding	31,344,008	22,599,564

(1)  Non-GAAP measure.

Challenger recognizes revenue from the sale of oil and gas based on volumes delivered to customers by the operator of the well, at contractual delivery points and rates (AECO).  Oil and gas revenues and direct operating expenses relate to Challenger’s 10% pooled working interest in and to the 15-17 Well Challenger receives 10% of the actual gross sale proceeds from this well, and does not take its share of product in kind.

Major Transactions Affecting Financial Results

1.             On August 6, 2004, Oldco was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporations Act.

2.             In November 2004, Oldco entered into the Farm-out Agreement with Canadian Superior, the Participation Agreement and the Trinidad Participation Agreement with Canadian Superior Trinidad and Tobago Ltd., a wholly owned subsidiary of Canadian Superior.

Pursuant to the Participation Agreement, Challenger has the right to earn up to a 25% interest in a production-sharing contract between Canadian Superior and the government of the Republic of Trinidad and Tobago relating to the exploration and development of land designated as “Block 5(c)” located offshore the Republic of Trinidad and Tobago. Pursuant to Challenger’s rights under the Participation Agreement, in order to fully earn its interest, Challenger is required to pay one-third of the costs and expenses paid by Canadian Superior relating to the wells and work program described by the production-sharing contract.

The Trinidad Participation Agreement grants Challenger a right to participate for a one-third interest in the minimum work obligations of Canadian Superior Trinidad and Tobago Ltd. under a farm-out agreement entered into with Petrotrin in respect of the Mayaro and Guayaguayare Bay lands located offshore the Republic of Trinidad and Tobago. In the event of commercial discovery, the participating interests in the Trinidad Participation Agreement are 70% Canadian Superior and 30% Petrotrin. Challenger will earn 25% of Canadian Superior’s 70% revenue interest.

Pursuant to the Farm-out Agreement, Challenger may also earn a 25% interest in Canadian Superior’s Mariner project offshore Nova Scotia by payment one-third of the cost and expenses associated with drilling a test well on the Mariner project land. Provided that Challenger has earned an interest in the Mariner project pursuant to the Farm-Out Agreement, it shall have a further option to participate and earn a 25% interest by paying a one-third share of the costs of drilling wells on Canadian Superior’s Marauder and Marconi project lands, both offshore Nova Scotia, Canada.

3.             In September 2005, Oldco completed a private placement issue of 4,968,000 common shares at a price of $0.25 per common share for proceeds of $1,212,000. In addition, in October 2005, Oldco issued 250,000 common shares upon the exercise of options at an exercise price of $0.10 per share.

4.             In October 2005, Oldco acquired a 10% pooled working interest in and to section 17-35-1 W5M in the Innisfail Area of Alberta (from the surface to the base of the Pekisko formation) from Blueline Energy Ltd. for $525,000 in cash and a warrant for 250,000 shares exercisable at a price of $0.25 per share for a period of two years. The 15-17 Well has proved developed marketable natural gas reserves of 890 MMscf and natural gas liquids of 60 MBbls based on a decline reserve analysis as of December 31, 2006. In November and December of 2005, the 15-17 Well was producing at an average rate of 618 Mscf/d (61.8 Mscf/d net to Challenger). In 2006, the 15-17 Well was producing at an average rate of 537 Mscf/d (53.7 Mscf/d net to Challenger).

5.             On December 1, 2005, Oldco completed its reverse takeover of Global. Pursuant to the transaction, Global and Oldco have amalgamated with the ongoing company continuing to carry on business under the name “Challenger Energy Corp.”  Former shareholders of Global and Oldco each received one Challenger Common Share for each one common share of Global and Oldco formerly held by them. Each outstanding convertible security of Oldco and Global was also exchanged for a comparable convertible security of Challenger, on a 1 to 1 basis. Upon the completion of the transaction, there were 22,599,564 Challenger Common Shares outstanding.

6.             The TSX Venture Exchange approved the commencement of trading of the Challenger Common Shares, beginning on December 12, 2005, under the symbol “CHA,” which changed to “CHQ” in February 2007.

7.             In February 2006, the Corporation entered into a “best efforts” financing agreement with Pritchard Capital Partners,

L.L.C., as lead agent, to issue up to 7,644,444 Units on a private placement basis at a price of $2.25 per Unit, subject to an over-allotment option, which would allow the Corporation to issue up to an additional 1,000,000 Units. In February and March 2006 the Corporation issued all 8,644,444 Units at a price of $2.25 per Unit for gross proceeds of approximately $19.5 million. Each Unit consists of one Challenger Common Share and a warrant to purchase one half of one Challenger Common Share. Each warrant entitled the holder thereof to acquire Challenger Common Shares at an exercise price of $2.75 per whole share until December 31, 2006. The securities issued are subject to a four-month hold period under applicable securities laws. The Corporation intends to use the proceeds from the offering for general working capital and to pursue exploration activities off-shore Trinidad and Tobago.

8.             In February 2006, in Trinidad and Tobago the operator of Block 5(c), Canadian Superior, entered into a firm multi-well drilling contract with the Kan Tan IV Semi-Submersible Offshore Drilling Rig, managed by Maersk Contractors and owned by BeijingZhiyan Industries Corporation Limited of Beijing, China. The rig will commence drilling of two back to back wells offshore Trinidad on Canadian Superior’s “Intrepid” Block 5(c) in the second quarter of 2007.

9.             In February 2006, the Corporation issued 1,890,000 options to purchase Challenger Common Shares which are exercisable for five years from the date of grant to directors, officer, employees, and consultants at an exercise price of $2.25 per share.

10.           In respect to the Block 5(c) agreements with Canadian Superior, the Corporation transferred $10.1 million (USD$8.9 million) to Canadian Superior as per the Block 5(c) agreements in 2006.

11.           In the third quarter of 2006, the Corporation issued 1,500,000 options to purchase Challenger Common Shares which are exercisable for five years from the date of grant to directors, officers, and consultants at a weighted average exercise price of $2.22.

12.           In December of 2006, the Company extended the expiry date on the 4,322,222 warrants issued in respect to the private placement in February and March 2006. The additional fair value attributed to the warrants which were extended to February 28, 2007 was $177,211 and was charged to stock based compensation.

13.           On February 28, 2007, 323,512 warrants were exercised to acquire 323,512 common shares and 3,998,710 warrants expired.

Results of Operations

Year Ended December 31, 2006

Challenger initiated its funding of the Block 5(c) Participation Agreement during the year ended December 31, 2006 with the transfer of $10.1 million to Canadian Superior.

Challenger’s main source of revenue for the year ended December 31, 2006 was interest revenue of $414,888, which is a $410,787 increase from 2005 due to larger average cash balance in the year resulting from the February/March 2006 private placement. Interest revenue for the quarter ended December 31, 2006 was $99,934, which was $2,752 less than the prior quarter. The decrease is due to a slightly lower average cash balance in the fourth quarter. Interest revenue is expected to decrease as the Corporation continues to fund its obligations with respect to the Participation Agreement.

Challenger’s net production revenue earned during the year ended December 31, 2006 was $125,212, , an increase of $83,075 over the prior year. This is a net result of the Corporation owning the 10% working interest for the full year in 2006 versus two months in 2005, and a decrease in natural gas prices from 2005.  Challenger’s production levels in respect of the 15-17 Well averaged 53.7 Mscf/d for the year ended December 31, 2006, representing a decrease of 13.1% as compared to the production levels in November and December 2005 which averaged 61.8 Mscf/d.  As per discussions with the well operator, this decrease reflects a natural production decline. January’s production level was 56.6 Mscf/d, indicating that production has stabilized.  Factors such as seasonality and maintenance provided by the operator of the well will likely impact the production levels.  In addition, Challenger’s revenue will decrease if the production levels at the well decrease.

Challenger’s revenue is also dependent on the spot natural gas prices received at AECO.  Such prices are not hedged, and fluctuations in natural gas prices will likely impact Challenger’s revenue earned from the 15-17 Well.  Natural gas prices decreased significantly for the year ended December 31, 2006 as compared to the spot natural gas prices in November and December 2005.

The majority of expenses for the year ended December 31, 2006 were compensation expense related to stock options and professional fees incurred in connection with the administration of the Corporation. Stock based compensation in 2006 was $1,893,009, a $1,720,851 increase over the prior year. This increase is due to majority of stock options currently outstanding being issued in 2006 and the fair value of these options were $1.41 higher then options issued in the prior year. Stock based compensation expense increased in the fourth quarter by $162,112 over the prior quarter, reflecting a $177,211 charge in respect to the extension of a warrant expiry date (see “Major Transactions Affecting Financial Results”).

Professional fees of $551,941 for the year ended December 31, 2006 was $227,224 higher than incurred in the previous year, largely due to the Corporation’s efforts towards a public stock exchange listing in the United States. Professional fees in the fourth quarter was $1,922 more than the prior quarter as there was essentially a consistent amount of activity in both quarters. Office and Administration costs of $398,126 in the year ended December 31, 2006 were $359,673 higher than the previous year due to Corporation being a public entity for only 1 month in 2005. The Corporation incurred additional costs to payroll and investor communications in 2006 in fulfilling its public company requirements and activities. Office and administrative costs in the fourth quarter were $95,441, an increase of $22,927, from the prior quarter as more expenses relating to public company requirements were incurred in the fourth quarter.

The Corporation holds a large part of its cash balance in U.S. dollars (as its obligations are due in U.S. dollars) and for the year ended December 31, 2006 recorded an unrealized foreign exchange gain of $8,219.  This gain, in respect to future periods, is subject to change based on fluctuations in the exchange rate between Canada and the United States of America and the balance of the Corporation’s cash held in U.S. dollars.

Year Ended December 31, 2005

Challenger conducted no exploration activity during the year ended December 31, 2005.

Challenger’s net production revenue earned during November and December of 2005 was $42,137 as a result of its acquisition of the 15-17 Well in October 2005.  In November and December of 2005, Challenger’s production levels averaged 61.8 Mscf/d.  Challenger’s revenue will decrease if the production levels at the well decrease.

Challenger’s revenue is also dependent on the spot natural gas prices received at AECO.  Natural gas prices realized during November and December 2005 were among the highest spot prices in the calendar year, which led a positive impact on revenues earned during the two months of production.

Challenger also earned interest on deposits in the amount of $4,101 as a result of cash raised from completion of its financing activities during the year ended December 31, 2005.

The majority of expenses were professional fees, incurred in connection with the administration of the Corporation and the amalgamation, and compensation expense, related to the Challenger options and warrants issued.

Liquidity

As at December 31, 2006, Challenger had cash of $8,490,137 and working capital of $8,382,204. As at December 31, 2005 Challenger had cash of $1,147,876 and working capital of $1,056,537. Since inception, the majority of expenses of Challenger have been paid out of working capital. The Corporation intends to finance its capital expenditures for the drilling and potential abandonment costs of the first exploration well in Trinidad and Tobago in 2007 primarily through the existing cash resources which it currently expects to be sufficient. As discussed earlier, the Corporation raised approximately $19.5 million in February and March 2006. There can be no assurance that additional financing, which will be required for testing and completion of the first well, will be available or, if it is available, that it will be on terms acceptable to the Corporation. For additional information see “Liquidity and Capital Resources” below.

Challenger had minimal natural gas production during the periods ended December 31, 2006 and December 31, 2005. Established revenue sources are not sufficient to generate cash flow to cover the Corporation’s administrative and capital expenditure requirements. In addition, interest revenue generated from cash on hand is not sufficient to cover current general and administrative costs. Challenger was, and continues to be, in a use of cash position. The Corporation expects to remain in a use of cash position as it begins its exploration activities. Cash for exploration activities was provided from financings and may be provided by additional financings.

Outstanding Share Data

Challenger is authorized to issue an unlimited number of Challenger Common Shares without par value. As of December 31, 2006, there were 31,344,008 Challenger Common Shares (22,599,564 at December 31, 2005) outstanding as fully paid and non-assessable. Challenger also is authorized to issue an unlimited number of First Preferred Shares and Second Preferred Shares, each issuable in one or more series. No First Preferred Shares or Second Preferred Shares are currently outstanding. In addition, as of December 31, 2006, there were 5,220,000 options and 5,722,222 warrants (1,800,000 options and 1,500,000 warrants as of December 31, 2005) to purchase Challenger Common Shares outstanding.

On December 12, 2005, the Challenger Common Shares commenced trading on the TSX Venture Exchange under the symbol “CHA”, and now currently trade on the TSX Venture Exchange under the symbol “CHQ.”  On January 29, 2007, the Challenger Common Shares commenced trading on the American Stock Exchange under the symbol “CHQ.”

The following table summarizes the Challenger Common Shares issued from incorporation to December 31, 2006, which is the only class of shares outstanding.

Description	Number of Common Shares

Issued on August 6, 2004, on incorporation	1
Issue of Challenger Common Shares	9,999,999
Balance at December 31, 2004	10,000,000
Issue of Challenger Common Shares	5,500,000
Private Placement	4,968,000
Options Exercised	250,000
Challenger Shares Outstanding prior to Amalgamation	20,718,000
Common Shares of Global prior to Amalgamation	1,881,564
Shares issued re: Amalgamation	20,718,000
Elimination of Global share capital	(20,718,000)
Balance at December 31, 2005	22,599,564
2006 Private Placement of Challenger Common Shares	8,644,444
Warrants Exercised	100,000
Balance at December 31, 2006	31,344,008

Capital Resources

In 2006, Challenger increased its capital resources by $7,342,261.  Common Share proceeds of $18,038,575 (net of issue costs) were raised in a private placement (see “Major Transactions Affecting Financial Results”), the Corporation funded $10,090,258 of its obligations under the Participation Agreement for Block 5 (c) in Trinidad and Tobago, a further $164,941 was used in the acquisition of assets, $449,334 was used in the business, largely in connection with professional fees and office and administration costs.

In 2005, Challenger increased its cash and cash equivalents by $645,740. This increase was a result of the issuance of Challenger Common Shares for proceeds of $1,512,000, offset by cash used in the business and the acquisition of assets. Cash used in the business was $340,510 for the year ended December 31, 2005, of which $324,217 was related to professional fees incurred in connection with the amalgamation. Cash used for the acquisition of assets was $525,750 for the year ended December 31, 2005 (described above in section “Major Transactions Affecting Financial Results”).

Related Party Transactions

Mr. Gregory Noval, who is the Chairman of the Board and a significant shareholder of Challenger, is the Chief Executive Officer and Chairman of Canadian Superior. Mr. Agustin Aparicio, who is the Exploration Manager of Challenger, is also the Exploration Advisor, International for Canadian Superior. Therefore, the Participation Agreement, the Farm-out Agreement

and the Trinidad Participation Agreement may be considered related party transactions. In addition, Canadian Superior provides certain office space and administrative services for Challenger. In 2006, Challenger paid Canadian Superior $10.1 million under the Participation Agreement and $30,000 for office space. Also, the Corporation has paid $30,242 for aircraft rentals and administrative support services at commercial terms to a company controlled by a director of the Corporation. In addition, a company controlled by a director of the Company earned $30,223 (year ended December 31, 2005 - $6,671) from a gross overriding royalty on revenue earned from the Company’s Innisfail well. In 2005, Challenger paid Canadian Superior $20,700 for certain office space and administrative items.

Critical Accounting Estimates

The financial statements included herein are prepared in conformity with Canadian Generally Accepted Accounting Principles, which requires management to make informed judgements and estimates that affect reported amounts of assets and liabilities and disclosure of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods covered thereby.

Outlook

At December 31, 2006, Challenger had positive working capital and sufficient capital resources to cover its expected expenses and projected administrative expenses through the first half of 2007. Management expects the successful financings in the first quarter of 2006, which raised approximately $19.5 million, will fund anticipated obligations for the Corporation’s first exploration well in Trinidad and Tobago. As at December 31 2006, Challenger had funded $10.1 million with respect to the Block 5(c) Participation Agreement. However, there can be no assurance that additional debt or equity financing will be available to fund the Corporation’s future growth, or, if it is available, that it will be on terms acceptable to the Corporation. See Item 3.D, “Risk Factors—Additional Funding Requirements.”

B.            Liquidity and Capital Resources

In addition to payment obligations pursuant to Challenger’s contractual agreements with Canadian Superior, on a going-forward basis, estimated aggregate administration costs required for Challenger to carry on its intended oil and natural gas business are estimated to be approximately 73,100 per month, with allocations estimated as follows:

	Monthly Expenditures	Aggregate Yearly Expenditures

Salaries and Consulting Fees	$40,800	$489,600
Office Rent	5,600	67,200
Professional Fees (Legal and Accounting)	10,000	120,000
Insurance	4,000	48,000
Employee Benefits	1,500	18,000
Computer Software Maintenance	500	6,000
Shareholder Communications	4,000	48,000
Office Telecommunications	500	6,000
Office Expenses	1,000	12,000
Investor Relations	500	6,000
Transfer Agent Fees	500	6,000
Travel	4,000	48,000
Bank Fees	200	2,400
Total	$73,100	$877,000

Based on the foregoing, management anticipates that Challenger’s working capital available to fund ongoing operations will be sufficient to meet its administration costs for a period of not less than 12 months. However, Challenger anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. Challenger is committed to three wells in the Participation Agreement (Block 5(c)), and has options to participate in the Trinidad Participation Agreement and the Farm-Out Agreement.  The operator has provided Challenger with a cost estimate on the drilling and potential abandonment costs of the first well in the range of $48 to $52 million, and the respective one-third share commits Challenger to $16 to $17.3 million.  Challenger has funded $10.1 million to date, and the remaining drilling and potential abandonment costs will be funded from the current cash resources of the Corporation at

December 31, 2006.

Challenger anticipates making substantial capital expenditures for the testing and completion of the first well if it is successful and one-third of costs in respect to the second and third exploration wells under the Participation Agreement. Challenger will seek debt or equity financing if cash generated from operations is not sufficient to meet future requirements. There can be no assurance that debt or equity financing will be available or, if debt or equity financing are available, that it will be on terms acceptable to the Corporation.

C.            Research and Development, Patents and Licences, etc.

Since incorporation, Challenger has not undertaken any research and development other than seeking opportunities in the oil and natural gas industry.

D.            Trend Information

The prices for crude oil and natural gas have been volatile over the last few years. Management anticipates this volatility to continue. Dramatic downward swings in the world prices for crude oil and natural gas could adversely affect the economic viability of the Corporation’s prospects.

The Canadian/U.S. currency exchange rate also influences commodity prices received by Canadian producers as natural gas production is ultimately priced in U.S. dollars. The recent increased strength of the Canadian dollar has had a negative impact on Canadian gas production revenue.

Unlike crude oil prices, which are significantly influenced by global geopolitics, North American natural gas prices are primarily determined by the interaction of consumer and industrial demand and available supply. The North American natural gas market is highly integrated and Canada is the largest foreign natural gas supplier to the United States, supplying approximately 15% of total United States natural gas demand. Constrained North American supply together with growing demand is expected to support natural gas prices over the long-term.

Canadian producers have responded to growing demand for natural gas with higher levels of drilling and by expanding their search for new sources of supply such as coalbed methane. According to the Canadian Association of Petroleum Producers, 12,951 natural gas wells were drilled in 2003 in Western Canada, exceeding the record 10,800 wells drilled in 2001. By comparison, the average number of natural gas wells drilled between 1990 and 1999 was approximately 3,800 per year. Notwithstanding the increased level of drilling, North American natural gas production has not increased materially and exhibited successive years of decline in 2002 and 2003. The maturation of North American supply basins has resulted in declining well recoveries and higher production decline rates. Management expects that over the next several years Canada will remain the primary source of natural gas imports for the United States. While supply from non-conventional sources of natural gas such as liquefied natural gas and coalbed methane is becoming more prevalent, these sources are more costly than conventional sources and are not expected to have a material impact on the North American natural gas market for several years.

According to the U.S. government Energy Information Administration, consumption of natural gas in the United States is projected to increase at an average annual rate of 1.4% between 2004 and 2025 due primarily to an anticipated increase in natural gas consumption by the electricity generation sector. Most new electricity generation capacity is expected to be fuelled by natural gas because natural gas-fired generators typically have lower capital costs, lower emissions and higher fuel efficiency than coal-fired generators.

E.             Off Balance Sheet Arrangements

Challenger does not have any off balance sheet arrangements, as such term is defined in Item 5.E of Form 20-F.

F.             Tabular Disclosure of Contractual Obligations

In addition to payment obligations pursuant to Challenger’s contractual agreements with Canadian Superior, the Corporation has the following contractual obligations:

Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Participation Agreement (estimate for three wells) (1)	$62,000,000	$35,000,000	$27,000,000	—	—
Other Long-Term Liabilities Reflected on the Corporation’s Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—
Total	$62,000,000	$35,000,000	$27,000,000	—	—

Notes:

(1)           The contractual obligations in respect of the Participation Agreement are provided as estimates only for the total drilling and potential abandonment costs for the three exploration wells.  Pursuant to the Participation Agreement, Challenger is required to pay one-third of the costs and expenses paid by Canadian Superior with respect to certain wells.  Challenger is committed to three wells.  Commencement of the drilling program is currently scheduled for the second quarter of 2007.  The operator has made available an estimate for the drilling and potential abandonment of the first well, in the range of $48 to $52 million, for which Challenger would be required pay its one-third share ($16 to $17.3 million) and Challenger has funded $10.1 million to date. Costs in respect to testing and completion of the first well if it is successful would be in addition to the estimate provided. For each of the three wells, the actual costs to fund its one-third share is unknown to date and can only be estimated.  The actual funding costs may be higher or lower and occur in different periods than as set forth in the above table.

G.            Forward-Looking Statements

The disclosure under Items 5.E and 5.F of this Annual Report contains forward-looking statements. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “plan”, “should” and similar words may identify forward looking statements.

The forward looking statements in this document are largely are based on current expectations and projections about future events and financial trends affecting our business. These forward looking statements are subject to risks, uncertainties and assumptions including, among other things, the risk factors discussed in this Annual Report under Item 3, “Key Information, Risk Factors” and factors described in documents that may be filed with or furnished to the Securities and Exchange Commission from time to time. In light of these risks and uncertainties, the forward looking information, events and circumstances discussed in this Annual Report might not occur. Actual results or estimated results could differ materially due to changes in the project schedules, operating performance, demand for oil and natural gas, commercial negotiations or other factors. We undertake no obligation to update publicly or revise any forward looking statements because of new information, future events or otherwise.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The name, municipality of residence, position with Challenger, number and percentage of Challenger Common Shares beneficially owned or controlled and principal occupation of each of the directors and members of senior management of Challenger are as set forth below. The percentage of Challenger Common Shares beneficially owned or controlled is based on 32,027,520 Challenger Common Shares outstanding as of April 30, 2007.

Name and Municipality of Residence	Position with Challenger	Number and Percentage of Common Shares Beneficially Owned or Controlled		Principal Occupation during past five years

Gregory S. Noval (2) Calgary, Alberta	Chairman of the Board	5,056,200 (15.8	)%(5)	Chief Executive Officer and Director of Canadian Superior Energy Inc. from April 2000 to the present.

Neil M. MacKenzie Calgary, Alberta	President, Chief Executive Officer and a Director	2,000,000 (6.3	)%(4)	Director of Newpark Drilling Fluids Canada Inc. since 1998, and a director of Bakbone Software Incorporated and Wireless Matrix Corporation.

James R. Brown (1)(2)(3) Calgary, Alberta	Director	100,000 (0.3	)%(6)

Chairman (Chairman and a director since October 2002), President and Chief Executive Officer (since January 2004) of Mill City Gold Corp., a publicly traded company. CFO of Mill City Gold Corp. from January 2004 to April 2005. Chairman and Chief Executive Officer of Mill City International Inc. from November 1993 to November 2002.

Joe Chatoor Trinidad and Tobago	Director	250,000 (0.8	)%(7)	Retired since 2000. Previously Senior Vice-President – Eastern Hemisphere with Western Geophysical Corporation since 1998.

Mike Hibberd (1)(2)(3) Calgary, Alberta	Director	100,000 (0.3	)%(8)	Corporate finance consultant since 1995.

Timothy R. Lindsey (1)(3)	Director	Nil	(9)

Consultant since April 2005. Vice-President, Exploration and Senior Vice-President, Exploration with the Houston Exploration Company from September 2003 to March 2005. International Exploration Manager, Marathon Oil Corporation from November 1996 to February 2003.

Agustin Aparicio Calgary, Alberta	Exploration Manager	250,000 (0.8	)%(10)

Exploration Advisor, International for Canadian Superior Energy Inc. since July 2002. Senior Consultant, International for Vintage Petroleum Inc. since 2000 and Senior Consultant Trinidad and Tobago for Cometra Energy Ltd. since 1998.

Manjeet S. Dhillon Calgary, Alberta	Vice President, Finance and Chief Financial Officer	Nil	(10)	Controller, Shaw Cablesystems G.P. from August 2004 to January 2006. Controller and Vice President, Boardwalk Real Estate Investment Trust from August 1999 to August 2004.

Notes:

(1)           Member of the Audit Committee.

(2)           Member of the Reserves Committee.

(3)           Member of the Compensation, Corporate Governance and Nomination Committee.

(4)           Mr. Mackenzie also holds 600,000 options, 500,000 of which are exercisable for Challenger Common Shares at $0.10 per Challenger Common Share at any time on or prior to April 20, 2010 and 100,000 of which are exercisable for Challenger Common Shares at $2.25 per Common Share at any time on or prior to August 3, 2011.

(5)           A portion of Mr. Noval’s 5,000,000 Challenger Common Shares are registered in the names of Bar-N Ghost Pine Ranch Ltd., which holds 2,000,000 Common Shares, and the Turner Valley Ranch & Cattle Co. Ltd., which holds 1,000,000 Challenger Common Shares. Both of these companies are owned or controlled by Mr. Noval. In addition Mr. Noval’s spouse, Valerie Noval, holds 5,000,000 Challenger Common Shares a portion of which are registered in the names of Bar-N Ranch & Cattle Corporation Ltd. which holds 2,000,000 Challenger Common Shares and PrimeWest Capital Corp. which holds 2,000,000 Challenger Common Shares. Both of these companies are controlled by Valerie Noval (Mr. Noval’s spouse). Mr. Noval also owns 800,000 warrants, 300,000 of which are exercisable for Challenger Common Shares at an exercise price of $0.05 per share at any time on or prior to January 14, 2010, and 500,000 of which are exercisable for Challenger Common Shares at an exercise price of $0.25 per share, at any time on or prior to September 30, 2010. In addition, Mr. Noval owns 500,000 options, 100,000 of which are exercisable for Challenger Common Shares at $2.25 per Challenger Common Share at any time on or prior to February 23, 2011 and 400,000 of which are exercisable for Challenger Common Shares at $2.25 per Common Share at any time on or prior to August 3, 2011.

(6)           Mr. Brown also owns 500,000 options, 250,000 of which are exercisable for Challenger Common Shares at $0.10 per Challenger Common Share at any time on or prior to April 20, 2010, 150,000 of which are exercisable for Challenger Common Shares at $2.25 per Challenger Common Share at any time on or prior to February 23, 2011 and 100,000 of which are exercisable for Challenger Common Shares at $2.25 per Challenger Common Share at any time on or prior to August 3, 2011.

(7)           Mr. Chatoor also owns 500,000 options, 250,000 of which are exercisable for Challenger Common Shares at $0.10 per Challenger Common Share at any time on or prior to April 20, 2010 and 250,000 of which are exercisable for Challenger Common Shares at $2.25 per Challenger Common Share at any time on or prior to February 23, 2011.

(8)           Mr. Hibberd also owns 500,000 options, 250,000 of which are exercisable for Challenger Common Shares at $0.10 per Challenger Common Share at any time on or prior to April 20, 2010, 100,000 of which are exercisable for Challenger Common Shares at $2.25 per Challenger Common Share at any time on or prior to February 23, 2011 and 100,000 of which are exercisable for Challenger Common Shares at $2.25 per Challenger Common Share at any time on or prior to August 3, 2011.

(9)           Mr. Lindsey also owns 500,000 options, 250,000 of which are exercisable for Challenger Common Shares at $2.10 per Challenger Common Share at any time on or prior to July 10, 2011, 100,000 of which are exercisable for Challenger Common Shares at $2.10 per Challenger Common Share at any time on or prior to July 13, 2011 and 100,000 of which are exercisable for Challenger Common Shares at $2.25 per Challenger Common Share at any time on or prior to August 3, 2011.

 (10)        Mr. Dhillon also owns 525,000 options, 450,000 of which are exercisable for Challenger Common Shares at $2.25 per Challenger Common Share at any time on or prior to February 23, 2011, 50,000 of which are exercisable for Challenger Common Shares at $2.25 per Challenger Common Share at any time on or prior to August 3, 2011, and 25,000 of which are exerciseable for Challenger Common Shares at $2.75 per share at any time on or prior to April 12, 2012.

As described above, directors Gregory Noval and James Brown are currently officers of other companies.  Directors Gregory Noval, Neil MacKenzie and James Brown also serve as directors of other companies.  Mr. Noval and Mr. Brown do not devote material amounts of time to our business outside of their usual and customary services as directors.

The board has determined that directors James Brown, Joe Chatoor, Mike Hibberd and Timothy Lindsey are “independent” pursuant to Section 121A of the American Stock Exchange Company Guide.

B.            Compensation

Compensation of Executive Officers

The following table provides a summary of compensation of the Chief Executive Officer, Chief Financial Officer and the next three highest paid executive officers (collectively the “Named Executive Officers”) whose salary plus bonus in the year ended December 31, 2006 was in excess of $150,000.

Summary Compensation Table

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name and Position of Principal	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options (1)/ SARs Granted(1)	Restricted Shares / Units Awarded	LTIP Payouts	All Other Compensation
		($)	($)	($)	(#)	(#)	($)	($)
Neil M. MacKenzie President and Chief Executive Officer	2006	0	0	0	100,000	0	0	0

Manjeet Dhillon Vice President, Finance and Chief Finanicial Officer	2006	137,500	0	0	500,000	0	0	0

Notes:

(1)   Standard benefits include expense accounts, four weeks vacation per calendar year and parking paid for by the Corporation. Industry standard medical and dental benefits packages are currently under review. The Corporation’s bonus plan is considered to align the growth and success of the Corporation with the contributions of Named Executive Officers. Named Executive Officers are eligible to participate in the Corporation’s Stock Option Plan.

Stock Option Plan

The Corporation’s stock option plan (the “Option Plan”), which was approved by the Corporation’s shareholders at a meeting held on November 30, 2005, and amended as approved by the Corporation’s shareholders at its Annual Meeting on May 30, 2006, provides that the Corporation can presently grant options to acquire a maximum of the greater of 6,000,000 Challenger Common Shares and 10% of the issued and outstanding Challenger Common Shares.

The current Option Plan includes the following terms:

1.             directors, officers, key employees and consultants, or those of the Corporation’s subsidiaries, are eligible to receive options under the Option Plan;

2.             the maximum number of Challenger Common Shares issuable pursuant to the Option Plan and all of the Corporation’s other share compensation arrangements is the greater of 6,000,000 Challenger Common Shares and 10% of the issued and outstanding Challenger Common Shares, at which time the maximum number of issuable options allowable shall become and remain a “rolling” maximum number equal to 10% of the Corporation’s issued and outstanding Challenger Common Shares;

3.             the vesting arrangements are within the discretion of the Board of Directors;

4.             the term of stock option grants are within the discretion of the Board of Directors, but cannot be longer than five years;

5.             the aggregate number of Challenger Common Shares reserved for issuance to any one person under the plan, together with all of our other share compensation arrangements, must not exceed 5% of the then outstanding Challenger Common Shares;

6.             options terminate within a period of time following an optionholder ceasing to be at least one of an employee,

director, officer or consultant of ours or a subsidiary of us. However, in the event of death, the Board of Directors has the discretion to extend the expiry date, but in any event the option cannot have a term greater than 5 years;

7.             the lowest exercise price of a stock option shall be fixed by the Board but under no circumstances shall any option price at the time of the grant be lower than the “market price” per Challenger Common Share or such other minimum price as may be required by any stock exchange on which the Challenger Common Shares are listed at the time of grant. Notwithstanding the foregoing, in certain circumstances, such as when an option is offered to an individual as an inducement to secure employment, the option price may be otherwise determined, but only with the prior consent of all stock exchanges on which the Challenger Common Shares are at that time listed;

8.             the Board of Directors by resolution may amend the Option Plan without shareholder approval, however, the Board of Directors will not be entitled to amend a stock option grant for a stock option held by an insider to lower the exercise price or to extend the expiry date; and

9.             optionees have the right (the “Put Right”) to request that the Corporation purchase each of their vested Options for a price (the “Purchase Price”) equal to the excess of the market price, determined on the date (the “Notice Date”) of receipt of written notice of exercise (the “Put Notice”) by the Corporation, over the exercise price for each option being purchased under the Put Right. Upon the exercise of the Put Right, the Corporation will cause to be delivered to the optionee a cheque representing the Purchase Price within three business days of the Notice Date. Notwithstanding the foregoing, the board of directors, or any committee of the board of directors to whom the operation of the Option Plan has been delegated, may at its sole discretion decline to accept the exercise of a Put Right at any time.

In respect to the Put Right described above, the board has the end right to refuse the exercise of a put right by the option holder.  The board has not settled options in cash.  There is no expectation in any form or legal right that the board will settle the options in cash.

Options Granted During the Year Ended December 31, 2006

The following table sets forth the options to acquire Challenger Common Shares granted to the Named Executive Officers during the financial year ended December 31, 2006.

Name	Securities Under Options/SARs Granted	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($ /Security)	Market Value of Securities Underlying Options on the Date of Grant ($ /Security)	Expiration Date
	#	(%)
Neil M. MacKenzie President and Chief Executive Officer	100,000	7.0%	$2.25	$2.25	August 3, 2011

Manjeet Dhillon Vice President, Finance and Chief	450,000	31.7%	$2.25	$2.25	February 23, 2011
Financial Officer	50,000	3.5%	$2.25	$2.25	August 3, 2011

Aggregated Option Exercises During the Year Ended December 31, 2006, and Year-End Option Values

The following table sets forth information in respect of options exercised by the Named Executive Officers during Challenger’s most recently completed financial year, and the number of unexercised stock options and the value of the in-the-money stock options as at the most recently completed financial year.

Named Executive	Common Shares Acquired on	Aggregate Value	Unexercised Options at December 31, 2006 (#)(1)		Value of Unexercised in-the- Money Options / SARs at December 31, 2006 (Cdn$)(1)
Officer(2)	Exercise (#)	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Neil M. MacKenzie President and Chief Executive Officer	—	—	250,000	350,000	650,000	695,000

Manjeet Dhillon Vice President, Finance and Chief Financial Officer	—	—	50,000	450,000	22,500	202,500

Notes:

(1)           These amounts were calculated by multiplying the number of vested unexercised options (“Exercisable”) or unvested options (“Unexercisable”), as applicable, by the difference between the closing trading price of the Challenger Common Shares on the Exchange on December 31, 2006 ($2.70) and the exercise price of the relevant options.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation’s equity compensation plans as at December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by securityholders	5,220,000	1.47	780,000
Equity compensation plans not approved by securityholders	NA	NA	NA
Total	5,220,000	1.47	780,000

Compensation of Directors

During the year ended December 31, 2006, the Corporation paid no cash compensation to directors, other than out-of-pocket expenses.  The Corporation had no arrangements, standard or otherwise, pursuant to which directors are compensated for their services in the capacities as directors, consultants, experts or for committee participation or special assignments by the Corporation during the most recently completed financial year. All directors are eligible to receive stock options under the Option Plan.

C.            Board Practices

The current term of the board of directors is set to expire on the date of the next annual general meeting of shareholders.

The board of directors of Challenger has established an audit committee, a reserves committee and a compensation, corporate governance and nomination committee. Please see Item 6.A, “Directors and Senior Management,” for details on membership in the audit committee, the reserves committee and the compensation, corporate governance and nomination committee. The following is a brief summary of the role and mandate of each of the committees:

Audit Committee

The Audit Committee consists of three directors. All of the members of the Audit Committee meet the independence requirements of the Securities and Exchange Commission and the American Stock Exchange. Each member is financially literate, able to read and understand financial statements that present a level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Challenger’s financial statements. At least one member of the Audit Committee is an “audit committee financial expert” as defined by SEC rules and has the additional experience and expertise required by American Stock Exchange rules.

The Audit Committee composition, including the qualifications of its members, complies with the applicable requirements of stock exchanges on which Challenger lists its securities and of securities regulatory authorities, as such requirements may be amended from time to time.

The Audit Committee works closely and cooperatively with such officers and employees of Challenger, its auditors, and/or other appropriate advisors. The Audit Committee oversees the accounting and finance reporting processes of the Challenger and the audits of Challenger’s financial statements.  The Audit Committee’s specific responsibilities include:

•      appointing and retaining Challenger’s external auditor (and approving the related fees) for the purpose of preparing or issuing an audit report or performing other audit, review or attest functions, and pre-approving all non-audit services to be provided to Challenger by its external auditor;

•      overseeing the work of Challenger’s auditor;

•      reviewing and approving Challenger’s financial statements, management’s discussion and analysis and earnings press releases and other documents relating to Challenger’s financial performance, financial position or analysis thereon;

•      resolving disagreements between management and the external auditors regarding financial reporting;

•      reviewing and assessing the adequacy and quality of organization and staffing for accounting and financial responsibilities;

•      reviewing with management the annual performance of external and internal audit;

•      monitoring Challenger’s financial and business risk management processes;

•      reviewing and overseeing all related party transactions; and

•      maintaining procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters

Reserves Committee

The Reserves Committee is a committee of the Board of Directors appointed to assist the Board in monitoring (1) the integrity of the oil and natural gas reserves of the Corporation, (2) compliance by the Corporation with legal and regulatory requirements related to reserves, (3) qualifications, independence and performance of the Corporation’s Independent Reserve Evaluators, and (4) performance of the Corporation’s procedures for providing information to the Independent Reserve Evaluators. The Reserves Committee’s annual report is included in the annual management information circular.

The Reserves Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Corporation, its reserve evaluators and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this Mandate, the Reserves Committee has the authority to independently retain special legal, engineering, or other consultants to advise it, and may request any officer or employee of the Corporation, its independent legal counsel or Independent Reserve Evaluators to attend a meeting of the Reserves Committee or to meet with any members of, or consultants to, the Reserves Committee. The Reserves Committee also has the power to create specific sub-committees with all of the investigative powers described above.

Compensation, Corporate Governance and Nomination Committee

Corporate governance means the process and structure used to supervise the business and affairs of the Corporation. The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the Board and management.

The Compensation, Corporate Governance and Nomination Committee is composed of three directors. who are “independent” in accordance with the requirements or guidelines under applicable securities laws and the rules of any stock exchange on which the Corporation’s shares are listed for trading.

The Compensation, Corporate Governance and Nomination Committee is responsible for the following:

•      overseeing and assessing the functioning of the Board of Directors and the committees of the Board;

•      the development, recommendation to the Board, implementation, and assessment of effective governance principles;

•      the nomination of appropriate candidates to serve the Board as directors, as chair of the board, as committee members and as committee chairs for the Board;

•      such other governance initiatives as may be necessary or desirable to enable the Board to provide effective governance for the Corporation;

•      assisting the Board in fulfilling its oversight obligations relating to human resource and compensation matters including the continuity plan and senior management; and

•      reviewing and/or approve any other matters specifically delegated to the Committee by the Board.

Employment Contracts and Termination of Employment Arrangements

Except for as disclosed below, there are no employment contracts or “change of control agreements” in place between the Corporation and any of its Named Executive Officers.

Manjeet Dhillon, the Corporation’s Chief Financial Officer, is a party to an employment agreement with the Corporation, which continues indefinitely until terminated in accordance with its terms. The employment agreement provides, among other things, for payment of the executive’s salary of $150,000 annually, and bonus and participation benefits and plans as provided and defined in the employment agreement. The employment agreement may be terminated by the Corporation without cause upon the payment of the pro rata portion of the executive’s annual base salary earned but not yet paid for services rendered up to and including the termination date, plus any outstanding vacation pay and expenses. The employment agreement also provides that upon termination, the executive will be paid an amount equal to six months of the annual base salary plus an amount equal to 15% of the annual base salary if the termination occurs before December 31, 2006. If the termination occurs after December 31, 2006, the executive will be paid an amount equal to the annual base salary plus an amount equal to 15% of the annual base salary and a retiring allowance equal to six months of the executive’s annual base salary plus an amount equal to 15% of the executive’s annual base salary. The executive may terminate the employment agreement by providing the Corporation with one month’s advance written notice of the termination date. The executive may terminate the employment agreement for a period of six months following a change of control, upon providing the Corporation with ten days’ written notice. If the executive so elects to terminate the employment agreement, all unvested options and share purchase warrants (excluding those share purchase warrants that are in escrow pursuant to the policies of the TSX Venture Exchange) on the termination date shall vest on the termination date.

D.            Employees

At December 31, 2006, the Corporation had no full-time field employees and three full-time office employees. In addition, the Corporation has nine consultants.

E.             Share Ownership

Please see Item 6.A, “Directors and Senior Management” for details of share ownership for those individuals.

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

To the best of Challenger’s knowledge, no person owns, directly or indirectly, or exercises control or direction over, shares constituting more than 5% of the Challenger Common Shares as of March 31, 2007, except for the following persons:

Shareholder(4)	Number of Challenger Common Shares Beneficially Owned or Controlled	Percentage of Challenger Common Shares Owned or Controlled

Gregory S. Noval (1) Turner Valley, Alberta	5,056,200	16.0%

Valerie Noval (2) Turner Valley, Alberta	5,000,000	16.0%

Neil Mackenzie (3)	2,000,000	6.4%

Notes:

(1)           Mr. Noval also owns 800,000 warrants, 300,000 of which are exercisable for Challenger Common Shares at an exercise price of $0.05 per share at any time on or prior to January 14, 2010, and 500,000 of which are exercisable for Challenger Common Shares at an exercise price of $0.25 per share, at any time on or prior to September 30, 2010. In addition, Mr. Noval owns 500,000 options, 100,000 of which are exercisable for Challenger Common Shares at $2.25 per share at any time on or prior to February 23, 2011 and 400,000 of which are exercisable for Challenger Common Shares at $2.25 per share at any time on or prior to August 3, 2011.

(2)           A portion of Mrs. Noval’s 5,000,000 Challenger Common Shares are registered in the names of The Bar-N Ranch & Cattle Corporation Ltd., which holds 2,000,000 Challenger Common Shares, and PrimeWest Capital Corp. which holds 2,000,000 Challenger Common Shares. Both of these companies are controlled by Ms. Noval.

(3)           Mr. Mackenzie also holds 600,000 options exercisable for Challenger Common Shares, 500,000 of which are exercisable for Challenger Common Shares at $0.10 per Share at any time on or prior to April 20, 2010 and 100,000 of which are exercisable for Challenger Common Shares at $2.25 per share at any time on or prior to August 3, 2011.

(4)           The voting rights of the shareholders listed in the table are not different than those of other Challenger shareholders.  As of December 31, 2006, approximately 26,876,508 Challenger Common Shares were held by 39 record holders in Canada.

B.            Related Party Transactions

Challenger’s primary assets are its contractual relationships with Canadian Superior.  Mr. Gregory Noval, who is the Chairman of the Board and a significant shareholder of Challenger, is the Chief Executive Officer and Chairman of Canadian Superior. Mr. Agustin Aparicio, who is the Exploration Manager of Challenger, is also the Exploration Advisor, International for Canadian Superior.  In addition, Canadian Superior provides certain office space and administrative services for Challenger.  In 2006, Challenger paid Canadian Superior $30,000 for these items.  In 2006, Challenger paid $10.1 million to Canadian Superior in respect to the Participation Agreement. In addition, the Corporation paid $30,242 in 2006 for aircraft rentals and administrative support services at commercial terms to a company controlled by a director of the Corporation and a company controlled by a director of the Company earned $30,223 from a gross overriding royalty on revenue earned from the Company’s Innisfail well.

There are other potential conflicts of interest to which the directors and officers of Challenger will be subject in connection with Challenger’s operations. As described in Item 6.A, “Directors and Senior Management”, some of Challenger’s directors and officers are involved in current positions with other companies whose operations may, from time to time, be in direct competition with those of Challenger or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Challenger.

No director, executive officer or senior officer of Challenger is indebted to Challenger or any of its subsidiaries, nor is any officer or director of Challenger be indebted to another entity which indebtedness is the subject of a guarantee, supporting agreement, letter of credit or other similar arrangement or understanding provided by Challenger or any of its subsidiaries.

All related party transactions are subject to review and oversight by Challenger’s Audit committee. Conflicts of interest are subject to procedures and remedies available under Challenger’s organizational documents and policies and the Canadian Business Corporations Act. Challenger’s bylaws address conflicts of interest that Challenger may have with respect to its relationship with Canadian Superior.  They provide that any director or officer must disclose to the Corporation the nature and extent of his or her interest in any contract or transaction at the time and in the manner provided by the Canada Business Corporations Act.  A director may not by reason only of his office be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction may not be voidable by reason only of the director’s interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, if necessary, and the contract or transaction was fair and reasonable to the Corporation at the time it was approved and, if required by law, the director refrains from voting as a director on the contract or transaction. The Canadian Business Corporations Act provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his or her interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the Canadian Business Corporations Act.

Challenger’s board has approved a Code of Conduct and Conflict of Interest Guidelines for Directors and Officers (the “Code of Conduct”).  The Code of Conduct provides that:

•      directors and officers shall avoid situations that may result in a conflict or perceived conflict between their personal interests and the interest of the Corporation and situations where their actions as directors and officers are influenced or perceived to be influenced by their personal interests;

•      a conflict of interest exists for directors who use their position with the Corporation to benefit themselves, associates, friends or families;

•      full disclosure enables directors to resolve unclear situations and gives an opportunity to dispose of conflicting interests before any difficulty arises; and

•      no director or officer may hold a significant financial interest, either directly or through a relative or associate, or hold or accept a position as an officer or director in an organization in a relationship with Challenger, where by virtue of his or her position in Challenger the director could in any way benefit the other organization by influencing the purchasing, selling or other decisions of Challenger, unless that interest has been fully disclosed in writing to Challenger’s board.

Each Director or Officer of the Corporation must acknowledge the Code of Conduct and agree to conduct himself in accordance with this policy.

In the case of Challenger’s current relationships with Canadian Superior, all potential conflicts of interest were fully disclosed to management and the board prior to approval of these transactions. Mr. Noval, Chairman of the Corporation’s board, abstained from voting with respect to these matters.

All related party transactions described above were conducted at arms-length.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.                  FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

See Item 17, “Financial Statements,” for a list of the financial statements filed with this Annual Report.

The Corporation is not a party to any material legal proceedings and none are known to be contemplated, threatened or pending, nor are there currently any arbitration proceedings.

Challenger has not declared or paid any dividends on the Challenger Common Shares or on Challenger’s preferred shares since incorporation. Any decision to pay dividends on the Challenger Common Shares will be made by the Board of Directors on the basis of Challenger’s earnings, financial requirements and other conditions existing at such future time.

B.            Significant Changes

Other than the amalgamation with Global, there have been no significant changes to the Corporation since December 31, 2004.

ITEM 9.                  THE OFFER AND LISTING

A.            Offer and Listing Details

The following table sets forth the monthly high and low closing prices and the volume of the trading of Challenger Common Shares on the TSX Venture Exchange and American Stock Exhchange since October 2006. Challenger Common Shares currently trade under the ticker symbol “CHQ” on the TSX Venture Exchange and previously traded under the ticker symbol “CHA”.  Challenger Common Shares currently trade under the ticker symbol “CHQ” on the American Stock Exchange.

	TSX Venture Exchange		American Stock Exchange
Month	High($)	Low($)	High($)	Low($)

October 2006	2.49	2.02	—	—
November 2006	2.75	2.35	—	—
December 2006	2.75	2.57	—	—
January 2007	2.85	2.37	2.43	2.40
February 2007	2.87	2.61	2.40	2.28
March 2007	2.75	2.55	2.44	2.15
April 2007	2.85	2.44	2.48	2.20
May 2007	2.95	2.48	2.61	2.30

Note:

 (1)          Challenger Common Shares commenced trading on the American Stock Exchange on January 29, 2007 under the symbol “CHQ.”

The following table sets forth the high and low closing prices and the volume of the trading of Global’s common shares, or the Challenger Common Shares, as applicable, on the TSX Venture Exchange and the American Stock Exchange. Global’s common shares traded under the ticker symbol “GXE.H” on the NEX board of the TSX Venture Exchange and previously traded under the ticker symbol “USV.H”.

	Challenger / Global		American Stock Exchange
Year/ Quarter	High($)	Low($)	High($)	Low($)

Fiscal year ended December 31, 2002	0.110	0.030
Fiscal year ended December 31, 2003	—	—
Fiscal year ended December 31, 2004	0.025	0.020
Fiscal year ended December 31, 2005	2.000	0.020
Fiscal year ended December 31, 2006	3.74	1.85

First Quarter 2005	0.020	0.030
Second Quarter 2005	0.090	0.050
Third Quarter 2005	0.300	0.240
Fourth Quarter 2005	2.000	1.000

First Quarter 2006	3.74	2.20
Second Quarter 2006	2.69	1.85
Third Quarter 2006	2.60	2.00
Fourth Quarter 2006	2.75	2.02

First Quarter 2007	2.87	2.44	2.44	2.15

Notes:

(1)           Trading in Global’s common shares was halted at the request of Global effective September 4, 2002, pending an announcement. Trading was suspended by the TSX Venture Exchange effective September 10, 2002. The listing of Global’s common shares was transferred to the NEX board of the TSX Venture Exchange effective December 29, 2003 and trading was reinstated effective December 13, 2004.

(2)           Challenger Common Shares commenced trading on the American Stock Exchange on January 29, 2007 under the symbol “CHQ.”

B.            Plan of Distribution

Not applicable.

C.            Markets

Challenger Common Shares currently trade under the ticker symbol “CHQ” on the TSX Venture Exchange and previously traded under the ticker symbol “CHA”.  Challenger Common Shares currently trade under the ticker symbol “CHQ” on the American Stock Exchange.

D.            Selling Shareholders

Not applicable.

E.             Dilution

Not applicable.

F.             Expenses of the Issue

Not applicable.

ITEM 10.               ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

This information was previously provided in the Corporation’s Annual Report filed on Form 20-F/A (Reg. No. 000-52030) on December 1, 2006.

C.            Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Challenger within the two years prior to July 31, 2006, which can reasonably be regarded as presently material are the following:

1.             the Farm-out Agreement between Challenger and Canadian Superior dated November 2004;

2.             the Participation Agreement between Challenger and Canadian Superior dated November 2004;

3.             the Trinidad Participation Agreement between Challenger and Canadian Superior Trinidad and Tobago Ltd. dated November 2004;

4.             the Amalgamation Agreement between Global and Challenger dated August 29, 2004; and

5.             the Escrow Agreements dated November 30, 2005.

The material contracts noted above are described in greater detail in Item 4, “Information on the Corporation” of this document and are incorporated by reference as exhibits in this Annual Report.

D.            Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Challenger Common Shares, other than withholding tax requirements. See “Item 10.E – “Taxation”.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Corporation on the right of a non-resident to hold or vote Challenger Common Shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire Challenger Common Shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Challenger Common Shares by a non-Canadian other than a “WTO Investor” (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Corporation was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Corporation. An investment in Challenger Common Shares by a WTO Investor, or by a non-Canadian when the Corporation was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment in 2002 to acquire control of the Corporation and the value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Act, exceeds $218 million. A non-Canadian would acquire control of the Corporation for the purposes of the Investment Act through acquisition of Common Shares if the non-Canadian acquired a majority of the Challenger Common Shares. The acquisition of less than a majority but one third or more of the Challenger Common Shares would be presumed to be an acquisition of control of the Corporation unless it could be established that, on the acquisition, the Corporation was not controlled in fact by the acquirer through the ownership of Challenger Common Shares.

Certain transactions relating to Challenger Common Shares would be exempt from the Investment Act, including

(a)           acquisition of Challenger Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)           acquisition of control of the Corporation in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c)           acquisition of control of the Corporation by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Corporation, through the ownership of Challenger Common Shares, remained unchanged.

E.             Taxation

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of Challenger Common Shares for a shareholder of the Corporation who is not resident in Canada and who is resident in the United States. It is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder. The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the “Convention”). This discussion is general only and is not a substitute for independent advice from a shareholder’s own tax advisor. Management of the Corporation considers that the following discussion fairly describes the principal and material Canadian federal income tax consequences applicable to shareholders of the Corporation who are residents of the United States and are not residents of Canada and do not hold, and are deemed not to hold, shares of the Corporation in connection with carrying on a business in Canada (a “non-resident”).

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a Canadian withholding tax of 25% of the gross amount of such dividends. However, Article X of the Convention reduces to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. The withholding tax rate on the gross amount of dividends is reduced to 5% of the amount of the gross dividend when a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds shares of the Corporation as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are “taxable Canadian Property” within the meaning of the Tax Act and no relief is afforded under any applicable tax treaty.

The shares of the Corporation would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares not less than 25% of the issued shares of any class of the Corporation belonged (a) to the non-resident, (b) to a person with whom the non-resident dealt did not deal at arm’s length, or (c) to the non-resident and any person with whom the non-resident did not deal at arm’s length.

Certain United States Federal Income Tax Consequences

The following description is a general summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of Challenger Common Shares by a “U.S. Holder”. This discussion does not address all potentially relevant U.S. federal income tax matters, and unless otherwise specifically provided, it does not address any state, local, foreign or alternative minimum tax consequences of purchasing, holding or disposing of the Challenger Common Shares. This discussion is limited to U.S. Holders that own less than 10% of Challenger’s total shares outstanding.

As used herein, the term “U.S. Holder” means the following persons who invest in and hold Challenger Common Shares as capital assets: (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations (or other entities classified as corporations for U.S. federal income tax purposes) organized under the laws of the United States or of any state or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, and (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury regulations, or Treaty Regulations, and, in each case, (a) who are residents of the United States for purposes of the Canada-United States Tax Convention (1980), as amended (the “Convention”), (b) whose common shares would not, for purposes of the Convention, be effectively connected with a permanent establishment in Canada and (c) who otherwise would qualify for the full benefits of the Convention. It should be noted that certain “single member entities” are disregarded for U.S. federal income tax purposes. Thus, the income, gain, loss and deductions of such entity are attributed to the owner of such single member entity for U.S. federal income tax purposes.

The discussion below for U.S. Holders may not apply to certain single member non-corporate entities that are treated as owned by a non-U.S. Holder. If a partnership holds Challenger Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. We recommend that prospective investors which are single member non-corporate entities or partners in partnerships holding Challenger Common Shares consult with their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary is based on the Convention, the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein possibly on a retroactive basis. It is for general guidance only and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the Code, including, but not limited to, tax exempt organizations, pass through entities, certain financial institutions, insurance companies, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of Challenger’s shares by voting power or by value. We recommend that persons considering the purchase of Challenger Common Shares consult their tax advisors with regard to the application of the income tax laws of the United States and any other taxing jurisdiction to their particular situations.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. We recommend that prospective investors consult their own tax advisors with respect to the income tax considerations relevant to them, having regard to their particular circumstances.

Dividends

Subject to the discussion regarding passive foreign investment companies below, a U.S. Holder generally will recognize, to the extent of Challenger’s current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of distributions (including constructive dividends) on the Challenger Common Shares equal to the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax).

Any amount of such distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain U.S. corporate shareholders. To the extent that any such distribution exceeds Challenger’s current and accumulated earnings and profits, it will be treated first as a tax free return of the U.S. Holder’s tax basis in the Challenger Common Shares to the extent thereof, and thereafter as a gain from the sale or exchange of such shares (see “Dispositions” below). U.S. Holders who receive distributions in Canadian dollars must include in income under the rules described above an amount equal to the U.S. dollar value of such distributions on the date of receipt based on the exchange rate on such date.

We recommend that U.S. Holders consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any distributions received in Canadian dollars that are subsequently converted into U.S. dollars. Distributions to a U.S. Holder with respect to the Challenger Common Shares will be subject to Canadian non-resident withholding tax, which is limited to a maximum rate of 15% pursuant to the terms of the Convention. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. Because the limitations applicable to the foreign tax credit rules are complex, we recommend that U.S. Holders consult their own tax advisors concerning the implications of these rules in light of their particular circumstances. U.S. Holders who do not elect to claim any foreign tax credits may be able to claim an ordinary income tax deduction for Canadian income tax withheld.

Subject to the discussion regarding passive foreign investment companies below, with respect to non-corporate U.S. investors, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to U.S. federal income tax at reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Convention meets these requirements.

Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of Challenger’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. We recommend that you consult your own tax advisors regarding the application of this legislation to your particular circumstances.

Dispositions

Subject to the discussion regarding passive foreign investment companies below, upon a sale or exchange of a Challenger Common Share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale or exchange (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition) and the tax basis of such Challenger Common Share. Such gain or loss will be a long term capital gain or loss if the Challenger Common Share has been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder which is a corporation. For both corporate and non-corporate taxpayers, limitations apply to the deductibility of capital losses.

Passive Foreign Investment Company

The rules governing “passive foreign investment companies” can have significant tax effects on U.S. Holders. Challenger could be classified as a passive foreign investment company if, for any taxable year, either:

(a)           75% or more of Challenger’s gross income is “passive income,” which generally includes interest, dividends, certain gains from the sale or exchange of stock or securities and some types of rents and royalties, or

(b)           on average, 50% or more of Challenger’s assets, by fair market value, or, in some cases, by adjusted tax basis, produce or are held for the production of “passive income.”

Distributions constituting “excess distributions,” as defined in Section 1291 of the Code, from a passive foreign investment company and dispositions of shares of a passive foreign investment company are subject to U.S. federal income tax at the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

Management believes that Challenger may constitute a passive foreign investment company in the 2006 taxable year. It should be noted that Challenger believes that as of December 31, 2006, more than half of its assets are passive assets for purposes of the passive foreign investment company rules. Challenger may or may not acquire sufficient non-passive assets in 2007 via purchases of additional working interests in oil and gas properties so that it will not constitute a passive foreign investment company in 2006. It is possible that the working interests to be acquired by Challenger may constitute passive assets for purposes of the passive investment company rules since there are no direct rulings on the character of these types of assets from the Internal Revenue Service. In this event, Challenger would constitute a passive foreign investment company. It should also be noted that no assurance can be given that Challenger will not become a passive foreign investment company in the future.

Prospective investors should be aware that Challenger does not intend to provide U.S. Holders with information as to its status as a passive foreign investment company or to comply with any record keeping, reporting or other requirements of the Code applicable to passive foreign investment companies. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from Challenger prior to January 1, 2009 if Challenger is a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. We recommend that U.S. Holders consult a tax advisor with respect to how the passive foreign investment company rules affect their tax situation.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to U.S. information reporting with respect to dividends paid on the Challenger Common

Shares and certain payments of proceeds from the sale or exchange of the Challenger Common Shares, unless such U.S. Holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact. A U.S. Holder that is subject to U.S. information reporting generally will also be subject to U.S. backup withholding (currently at the rate of 28%) unless such U.S. Holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding tax rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability.

F.             Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

Documents concerning the Corporation which are referred to in this document may be inspected at the offices of Challenger at Suite 200, 744 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 3T4.

I.              Subsidiary Information

The Corporation has one wholly owned subsidiary, Challenger Energy Trinidad and Tobago Ltd.

ITEM 11.                  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOVE MARKET RISK

We are exposed to all of the normal risks inherent within the oil and gas sector, including commodity price risk, foreign-currency rate risk, interest rate risk and credit risk. We manage our operations in a manner intended to minimize our exposure.

Foreign Exchange Risk

Our functional currency is the Canadian dollar and our activities are predominantly executed using both the US and Canadian dollar. For the year ended December 31, 2006, all sales were earned in Canadian dollars, the majority of expenses were paid to Canadian companies and denominated in Canadian dollars, and the financings were in Canadian dollars with the majority of funds received from Canadian Markets.  We have done a limited number of financings and we are not subject to significant operational exposures due to fluctuations in these currencies. We have not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time. However, the Corporation holds a large part of its cash balance in U.S. dollars (as its Participation Agreement obligations are due in U.S. dollars) and for 2006 recorded an unrealized foreign exchange gain of $8,219.  This gain is subject to fluctuation in the exchange rate between Canada and the United States. The Canadian/U.S. currency exchange rate also influences commodity prices received by Canadian producers as natural gas production is ultimately priced in U.S. dollars. The recent increased strength of the Canadian dollar has had a negative impact on Canadian gas production revenue.

Interest Rate Sensitivity

We currently have no significant short-term or long-term debt requiring interest payments. Therefore we are not entering into any agreements or purchasing any instruments to hedge against possible interest rate risks at this time. Our interest earning investments are short-term. Thus any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial.

Commodity Price Sensitivity

Our future revenue and profitability will be dependant, to a significant extent, upon prevailing spot market prices for oil and gas. In the past oil and gas prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of

Challenger. We currently have no significant operating revenue.

ITEM 12.               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.               DEFAULTS, DIVIDEND, ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective August 1, 2006, the Company engaged Olympia Trust Company Corporate & Shareholder Services, 2300, 125-9 Avenue SE, Calgary, Alberta T2G 0P6, to act as its transfer agent and registrar.

ITEM 15.               CONTROLS AND PROCEDURES

The Corporation’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2006. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Corporation concluded that the Corporation’s disclosure controls and procedures were effective as of December 31, 2006.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Corporation’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 16.               RESERVED

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Challenger has an Audit Committee consisting of three directors, each of whom meets the independence requirements of the Securities and Exchange Commission and the American Stock Exchange.  Our board of directors has determined that Mike Hibberd qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

ITEM 16B.            CODE OF ETHICS

Challenger’s board has approved a Code of Conduct and Conflict of Interest Guidelines for Directors and Officers (the “Code of Conduct”).  Copies of this Code of Conduct are available upon request, without charge, by writing to us at the address on the cover page of this annual report.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by the Corporation’s principal accountant for the audit of the Corporation’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements were $136,700 for the year ended December 31, 2006 and $60,400 for the year ended December 31, 2005.

Audit-Related Fees

The aggregate fees billed for assurance and related services by the Corporation’s principal accountant that were reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees” above were $0 in the year ended December 31, 2006 and $0 in the year ended December 31, 2005.

Tax Fees

The aggregate fees billed for professional services rendered by the Corporation’s principal accountant for tax compliance, tax advice, and tax planning were $0 in the year ended December 31, 2006 and $0 in the year ended December 31, 2005.

All Other Fees

The aggregate fees billed for products and services provided by the Corporation’s principal accountant, other than the services disclosed above, were $0 in the year ended December 31, 2006 and $0 in the year ended December 31, 2005.

Audit Committee’s Pre-Approval Policies and Procedures

The Corporation’s Audit Committee has direct responsibility for the appointment and retention of the external auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attest functions.  The external auditors report directly to the Committee.  The Audit Committee has direct responsibility for approval of the auditor’s fees for the annual audit.  The Audit Committee also reviews and pre-approves all non-audit services to be provided to Challenger by its external auditors, including the compensation related thereto.

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS

The Corporation’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Corporation, conforms in all material respects for the periods presented with United States generally accepted accounting principles, except as discussed in the reconciliation between Canadian GAAP and U.S. generally accepted accounting principles.

The following financial statements as required under Item 17 are attached to or incoporated by reference in this annual report.

•      Audited Financial Statements for the year ended December 31, 2006 and year ended December 31, 2005, including reconciliation between Canadian Generally Accepted Accounting Principles and U.S. Generally Accepted Accounting Principles.

•      Audited Financial Statements (Statement of Revenues and Direct Operating Expenses) relating to certain oil and gas interests in the Innisfail area of Alberta for the period from January 1, 2005 to October 31, 2005, and the period from April 1, 2004 to December 31, 2004.

ITEM 18.               FINANCIAL STATEMENTS

See financial statements in Item 17 above.

ITEM 19.               EXHIBITS

The following is a list of exhibits filed as part of this document.

Exhibit 1(a)	–	Articles of Amalgamation of Challenger (incorporated by reference to Challenger’s Form 20-F filed on June 5, 2006)
Exhibit 1(b)	–	By-laws of Challenger (incorporated by reference to Challenger’s Form 20-F filed on June 5, 2006)
Exhibit 2(a)	–	Shareholders’ Rights Protection Plan (incorporated by reference to Challenger’s Form 20-F filed on June 5, 2006)
Exhibit 2(b)	–	Stock Option Plan (incorporated by reference to Challenger’s Form 20-F filed on June 5, 2006)
Exhibit 4(a)	–

Amended and Restated Farm-out Agreement (confidential treatment has been requested for certain portions of this Exhibit and such confidential portions have been separately filed with the Securities and Exchange Comission) (incorporated by reference to Challenger’s Form 20-F/A filed on November 7, 2006)

Exhibit 4(b)	–

Amended and Restated Participation Agreement (confidential treatment has been requested for certain portions of this Exhibit and such confidential portions have been separately filed with the Securities and Exchange Comission) (incorporated by reference to Challenger’s Form 20-F/A filed on November 7, 2006)

Exhibit 4(c)	–

Amended and Restated Trinidad Participation Agreement (confidential treatment has been requested for certain portions of this Exhibit and such confidential portions have been separately filed with the Securities and Exchange Comission) (incorporated by reference to Challenger’s Form 20-F/A filed on November 7, 2006)

Exhibit 4(d)	–	Amalgamation Agreement (incorporated by reference to Challenger’s Form 20-F/A filed on November 7, 2006)
Exhibit 12(a)*	–	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12(b)*	–	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13(a)*	–	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13(b)*	–	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 15(a)*	–	Consent of Meyers Norris Penny LLP
Exhibit 15(b)*	–	Consent of Chapman Petroleum Engineering Ltd.
Exhibit 15(c)*	–	Annual Information Form for the year ended December 31, 2006 dated May 15, 2007
Exhibit 15(d)*	–	Management’s Discussion and Analysis for the years ended December 31, 2006 and December 31, 2005
Exhibit 15(e)	–

Audited Financial Statements (Statement of Revenues and Direct Operating Expenses) relating to certain oil and gas interests in the Innisfail area of Alberta for the period from January 1, 2005 to October 31, 2005, and the period from April 1, 2004 to December 31, 2004 (incorporated by reference to Challenger’s Form 20-F/A filed on December 1, 2006)

* Filed herewith.

Challenger Energy Corp.

Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(audited)

MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The preparation of the accompanying consolidated financial statements in accordance with accounting principles generally accepted in Canada with a reconciliation to generally accepted accounting principals in the United States is the responsibility of management.

Management is responsible for the integrity and objectivity of the financial statements.  Where necessary, the financial statements include estimates, which are based on management’s informed judgments.  Management has established systems of internal control, which are designed to provide reasonable assurance those assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  It exercises its responsibilities primarily through the Audit Committee, whose members are non-management directors.  The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the Board of Directors, which has approved the consolidated financial statements.

MEYERS NORRIS PENNY LLP are independent auditors appointed by Challenger Energy Corp.’s shareholders. The auditors have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards established by the Public Company Accounting and Oversight Board (PCAOB) to enable them to express an opinion on the fairness of the presentation of the financial statements in accordance with Canadian generally accepted accounting principles.

Neil Mackenzie

President and Chief Executive Officer

Report of Independent Registered Chartered Accountants

We have audited the consolidated balance sheets of Challenger Energy Corp. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

CALGARY, CANADA	MEYERS NORRIS PENNY LLP
March 23, 2007	INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Comments by Independent Registered Chartered Accountants on
Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of explanatory paragraphs (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 15, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the report of the independent registered chartered accountants when these are properly accounted for and adequately disclosed in the financial statements.

CALGARY, CANADA	MEYERS NORRIS PENNY LLP
March 23, 2007	INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Challenger Energy Corp.

Consolidated Balance Sheets

For the years ended December 31, 2006 and 2005

($CDN)

	2006	2005
ASSETS
Current
Cash and cash equivalents	$8,490,137	$1,147,876
Accounts receivable	98,724	53,636
	8,588,861	1,201,512

Petroleum and natural gas properties (Note 4)	10,753,495	540,424
	$19,342,356	$1,741,936

LIABILITIES
Current
Accounts payable and accruals	$206,656	$144,975
	206,656	144,975

Asset retirement obligation (Note 12)	3,249	2,981
	209,905	147,956

Shareholders’ Equity
Share capital (Note 5a)	16,753,896	2,019,750
Warrants (Note 5e)	3,600,589	104,063
Contributed surplus (Note 6)	1,850,235	19,939
Deficit	(3,072,269)	(549,772)
	19,342,356	1,593,980
Going concern (Note 1)
Related party transactions (Note 11)
Commitments and contingencies (Note 13)
	$19,342,356	$1,741,936

Approved on behalf of the Board of Directors:

“Greg Noval” (signed)
Greg Noval

“Neil Mackenzie” (signed)
Neil Mackenzie

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Consolidated Statement of Loss and Deficit

For the years ended December 31, 2006 and 2005

($CDN)

	2006	2005
Revenue
Oil and natural gas sales	$167,906	$48,808
Royalties net of royalty tax credit	(42,694)	(6,671)
Net Production Revenue	125,212	42,137

Interest on deposits	414,888	4,101

	540,100	46,238

Expenses
Stock-based compensation	1,893,009	102,158
Professional fees	551,941	324,217
Office and administration	398,126	38,453
Depletion, depreciation and accretion	171,779	17,901
Production and operating costs	27,348	6,162
Listing fees	12,543	30,817
Miscellaneous	16,070	2,683

	3,070,816	522,391

Net loss from operations	(2,530,716)	(476,153)
Foreign exchange gain	8,219	—
Net loss for the year	(2,522,497)	(476,153)

Deficit at beginning of year	(549,772)	(49,059)
Global Express amalgamation (Note 1)	—	(24,560)

Deficit at end of year	$(3,072,269)	$(549,772)

Loss per share (Note 7)	$(0.08)	$(0.03)

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Consolidated Statement of Cash Flow

For the years ended December 31, 2006 and 2005

($CDN)

	2006	2005

Cash provided by (used for) the following:
Operating
Net loss	$(2,522,497)	$(476,153)
Items not involved in cash for operations
Foreign exchange gain	(8,219)	—
Depletion, depreciation and accretion	171,779	17,901
Stock-based compensation	1,893,009	102,158
Change in non cash working capital	16,594	15,584

	(449,334)	(340,510)

Financing
Issue of Common Shares (net of issue costs)	18,038,575	1,512,000

Investing
Acquisition of petroleum and natural gas assets	(10,255,199)	(525,750)

Increase in cash and cash equivalents	7,334,042	645,740

Foreign exchange gain	8,219	—

	7,342,261	645,740

Cash and Cash Equivalents at Beginning of Year	1,147,876	502,136

Cash and Cash Equivalents at End of Year	$8,490,137	$1,147,876

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

1.                                      Incorporation and nature of operations

Challenger Energy Corp. (“Challenger” or the “Company”) is a natural gas exploration and production company with its primary emphasis on exploration of natural gas offshore of Nova Scotia, Canada and offshore of the republic of Trinidad and Tobago.  Challenger was incorporated on August 6, 2004 under the Canada Business Corporations Act.  In November 2004, Challenger entered into a farm-out agreement (the “Farm-out Agreement”) with Canadian Superior Energy Inc. (“Canadian Superior”), a participation agreement with Canadian Superior (the “Participation Agreement”) and a participation agreement (the “Trinidad Participation Agreement”) with Canadian Superior Trinidad and Tobago Ltd., a wholly owned subsidiary of Canadian Superior.

Pursuant to the Participation Agreement, Challenger has the right to earn up to a 25% interest in a production-sharing contract between Canadian Superior and the government of the Republic of Trinidad and Tobago relating to the exploration and development of land designated as “Block 5(c)” located offshore the Republic of Trinidad and Tobago.  Pursuant to Challenger’s rights under the Participation Agreement, Challenger is required to pay 1/3 of the costs and expenses paid by Canadian Superior relating to certain wells and the work program described by the production-sharing contract.  Challenger and Canadian Superior are related parties, as the Chairman and director of Challenger is also the Chairman, Chief Executive Officer, and a director of Canadian Superior.

The Trinidad Participation Agreement also grants Challenger the right to finance 1/3 of Canadian Superior’s minimum work obligations to obtain 25% of Canadian Superior’s revenue share under a participation agreement entered into by Canadian Superior with the Petroleum Company of Trinidad and Tobago (“Petrotrin”) in respect of the Mayaro and Guayaguayare Bay lands located offshore the Republic of Trinidad and Tobago.  In the event of commercial discovery, the participating interests in the Trinidad Participation Agreement are 70% Canadian Superior Trinidad and Tobago Ltd and 30% Petrotrin.

Pursuant to the Farm-out Agreement, Challenger may also earn a 25% interest in Canadian Superior’s Mariner project offshore Nova Scotia by payment of a 1/3 share of the cost and expenses associated with drilling a test well on the Mariner project land.  Provided that Challenger has earned an interest in the Mariner project pursuant to the Farm-out Agreement, it shall have a further option to participate and earn a 25% interest by paying 1/3 share of the costs of drilling wells on Canadian Superior’s Marauder project lands and Marconi project lands, both offshore Nova Scotia, Canada.

Going concern and economic dependence

The Company is in the exploration stage and is publicly traded on the TSX Venture Exchange and the American Stock Exchange.  As at December 31, 2006, the Company is in the process of exploring its oil and gas properties in Trinidad and Tobago as well as Canada with its joint venture partner (operator) and has not yet determined whether these properties contain reserves that are economically recoverable.

The Company’s ability to continue to participate in the Participation Agreement, and any future participation in the Trinidad Participation Agreement and the Farm-out Agreement is entirely dependent on Canadian Superior Energy Inc., fulfilling its obligations and meeting its terms of its contracts with the respective governments.  The Company’s contracts are with Canadian Superior Energy Inc. and the respective governments have no obligations to Challenger Energy Corp.   During the year ended December 31, 2006, 99% of Challenger’s investing activities were in respect to Challenger Energy Corp. paying 1/3 of the costs and expenses paid by Canadian Superior relating to certain wells and the work program described by the production-sharing contract between Canadian Superior Energy Inc. and the Government of Trinidad and Tobago.  The recoverability of amounts shown for oil and gas properties are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, Canadian Superior fulfilling its obligations and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of commitments (see note 13) in the ordinary course of business.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its commitments as they become due.  The Company’s ability to continue as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom, and to continue to obtain borrowings and/or financings from third parties sufficient to meet current and future obligations.  These financial statements do not reflect the adjustments or reclassification of assets and liabilities which would be necessary if the Company were unable to continue its operations.

Reverse takeover and merger

On December 1, 2005 Global Express Energy (“Global”), an inactive reporting issuer formed under the laws of the Province of Alberta, and Challenger Energy Corp (“Oldco”) completed an amalgamation of the two entities with the continuing entity retaining the name Challenger Energy Corp.  Under the terms of the amalgamation agreement:

1. Each Oldco shareholder received, in exchange for each Oldco share, one Common Share of Challenger;

2. Each Global Shareholder received, in exchange for each Global Share, one Common Share of Challenger; and

3. Each outstanding convertible security of Oldco and Global was exchanged for a comparable convertible security of Challenger, having regard for the 1 to 1 exchange ratio set forth above.

As the former shareholders of Oldco owned approximately 90% of Challenger, the transaction constituted a reverse takeover of Global. Global was a non-operating public enterprise with nominal net non-monetary assets and did not meet the definition of a business in CICA Handbook EIC-124; therefore the reverse takeover transaction did not constitute a business combination under the provisions of EIC-10. Accordingly, the transaction has been accounted for as a capital transaction rather than as a business combination.

The fair value of the assets and liabilities acquired at the transaction date are outlined in the following table:

Cash	$980
Indebtedness due to Global related party	(25,540)
Net liabilities acquired	$(24,560)

These financial statements and the amounts reported for periods prior to December 1, 2005 represent a continuation of operations of Challenger.  The number of shares of the Company issued prior to the reverse takeover has been retroactively restated to reflect the number of common shares issued in the reverse takeover transaction.  The computation of earnings per share has also been adjusted for this transaction for all periods presented.

2.                                      Significant accounting policies

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the following significant accounting policies:

Principles of consolidation

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary after elimination of intercompany transactions and balances.

Cash and cash equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less.

Depletion and Amortization

Challenger Energy Corp. is engaged in the acquisition, exploration, development and production of oil and gas. The Company follows the full-cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on nonproducing properties, costs of drilling both productive and nonproductive wells, costs of production equipment and overhead charges related to acquisition, exploration and development activities.

The costs are amortized using the unit-of-production method based upon the estimated proved oil and gas reserves, before royalties, as determined by the Company’s independent engineers. Oil and gas reserves and production are converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

The Company performs a ceiling test in a two-stage test performed at least annually:

i)                                         Impairment is recognized if the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost and fair value of unproven properties exceeds the estimated future cash flows from proved oil and gas reserves, on an undiscounted basis, using forecast prices and costs.

ii)                                    If impairment is indicated by applying the calculations described in i) above, the Company will measure the amount of the impairment by comparing the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost and fair value of unproven properties to the estimated future cash flows from the proved and probable oil and gas reserves, discounted at the Company’s credit-adjusted risk-free rate of interest, using forecast prices and costs.

Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

Amortization of other equipment is provided on a diminishing balance basis at rates ranging from 20% to 100% per annum.  Gains and losses from disposals are included in income.

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes.  Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Revenue recognition

Revenue from the sale of oil and gas is recognized based on volumes delivered to customers at contractual delivery points and rates.  The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

Earnings per share

Basic earnings per share is calculated using the weighted average number of shares outstanding during the year.  Diluted earnings per share is calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of options or warrants would be used to purchase common shares at the average price during the period.

Asset Retirement Obligation

The fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically when the related assets are acquired, installed, drilled or completed.  Amounts recorded for the related assets are increased by the amount of these obligations.  Over time the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets.

Foreign Currency Translation

Transactions in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates.  Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date.  Gains and losses on translation or settlement are included in the determination of net income for the current period.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.  The amounts recorded for depletion and depreciation of petroleum and natural gas interest and equipment and the provision for asset retirement obligation are based on estimates.  The ceiling test is based on estimates of proven reserves, production rates, oil and gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates, in future periods, could be significant.

Stock Based Compensation and other Stock Based Payments

The Company measures stock based payments using the fair value method of accounting; the associated stock compensation expense is amortized over the vesting period, with an offsetting credit to contributed surplus. The contributed surplus balance is reduced as the options and performance shares are exercised and the amount initially recorded is credited to share capital. Forfeitures are accounted for as a reduction of stock compensation expense and contributed surplus as incurred.

Joint Ventures

The Company’s exploration and development activities related to oil and gas are conducted jointly with others.  The accounts reflect only the Corporation’s proportionate interest in such activities.

Financial Instruments

The Company as part of its operations carries a number of financial instruments.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except as otherwise disclosed.

3.                                      Recent accounting pronouncements

In January 2005, the Canadian Institute of Chartered Accountants issued new recommendations for the recognition and measurement of financial instruments, and amendments to the existing presentation and disclosure standards, effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2006. Section 3855 Financial Instruments – Recognition and Measurement establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Section 3861 Financial Instruments – Presentation and Disclosure discusses the presentation and disclosure of these items. The application of hedge accounting is covered in Section 3865 Hedges. Section 1530 Comprehensive Income establishes standards for reporting and displaying certain gains and losses, such as unrealized gains and losses related to hedges or other derivative instruments, outside of net income, in a statement of Comprehensive income. Section 3251 Equity establishes standards for the presentation of equity and changes in equity, including changes arising from those items recorded in comprehensive income. There have also been numerous consequential amendments to other Sections. Transitional provisions are complex and vary based on the type of financial instruments under consideration. The Company has limited exposure to hedges and financial instruments and feels the effects of these new standards will be minimal.

4.                                  Petroleum and Natural Gas Properties

2006	Cost	Accumulated Depletion and Amortization	Net
Petroleum and natural gas properties – Canada	$576,473	$129,652	$446,821
Petroleum and natural gas properties – Trinidad	10,364,961	58,287	10,306,674
Total	$10,941,434	$187,939	$10,753,495
2005
Petroleum and natural gas properties – Canada	$558,079	$17,655	$540,424

At December 31, 2006 the Company has excluded $10,248,386 of oil and gas properties relating to unproved properties from costs subject to depletion, which relate to its interests in Trinidad and Tobago.  General and administrative expenses totalling $224,065 (2005 - $nil) were directly related to exploration and development activities and have been capitalized for the year ended December 31, 2006. The Company had invested $58,287 in a bid package on a separate block in Trinidad however it decided not to pursue this and fully depreciated this in the fourth quarter.

In the year ended December 31, 2005, the Company reached an agreement with Blueline Energy Ltd. (“Blueline”), to acquire a 10% pooled working interest in and to section 17-35-1-W5M (from the surface to the base of the Pekisko formation) from Blueline for $525,000 in cash and 250,000 common share purchase warrants of the Company exercisable at a price of $0.25 per share, which were valued at $29,594 (note 5e).

The benchmark prices, on which the ceiling test is based, were prepared by independent engineers as at December 31, 2006 are as follows:

	AECO Spot	NGL
Year	$/mmbtu	$/BBL
2007	7.50	51.31
2008	8.00	49.64
2009	7.75	48.81
2010	7.65	47.15
2011	7.80	46.32
2012	7.95	47.26

Benchmark prices increase at a rate of 1.5% per year for gas after 2012.  Adjustments were made to the benchmark prices above, for purposes of the ceiling test, varied delivery points and quality differentials in the products delivered. For the year ended December 31, 2006 and 2005 no ceiling test write-down was required.

5.             Share capital

a) Authorized

Unlimited number of voting common shares

Unlimited number of First Preferred shares and Second Preferred shares

b) Issued share capital:

	Number	Amount
Common shares
Balance at December 31, 2004	10,000,000	$500,000
Issue of Common Shares	5,500,000	275,000
Private Placement	4,968,000	1,212,000
Options Exercised	250,000	32,750
Challenger shares outstanding prior to Global transaction	20,718,000	2,019,750
Shares issued to Global (note 1)	1,881,564	—

Balance at December 31, 2005	22,599,564	$2,019,750
Private Placement (net of value attributed to attached warrants)	8,644,444	16,143,319
Issue costs	—	(1,416,423)
Warrants Exercised	100,000	7,250
Balance at December 31, 2006	31,344,008	$16,753,896

At December 31, 2006, a total of 7,620,000 common shares were held in escrow (December 31, 2005: 15,100,000) and are scheduled for release as follows:

Number
Common Shares in Escrow at December 31, 2006	7,620,000
June 9, 2007	(1,905,000)
December 9, 2007	(1,905,000)
Common Shares in Escrow at December 31, 2007	3,810,000
June 9, 2008	(1,905,000)
December 9, 2008	(1,905,000)
Common Shares in Escrow at December 31, 2008	—

c) Preferred shares

Preferred shares may be issued in one or more series, and the Directors are authorized to fix the number of shares in each series and to determine the designations, rights, privileges, restrictions, and conditions attached to the shares of each series.

d) Stock options

The Company has adopted an incentive stock option plan whereby the Company may grant options to its directors, officers, employees, and consultants.  The stock option plan was amended by the shareholders of the Company on May 30, 2006 where the total options issuable in the plan is the greater of 6 million options or 10% of the issued and outstanding shares.  These options are exercisable for a period of five years from the date of grant, are priced at the fair value of the shares at the time of the grant, and are included in compensation expense over the vesting period with an offsetting credit to contributed surplus.

	Number of Options	Weighted Average Exercise price	Weighted Average Expiry (years)
Balance, December 31, 2004	—	—	—
Granted	2,050,000	$0.12	5.0
Exercised	(250,000)	0.10	4.5
Balance, December 31, 2005	1,800,000	0.13	4.2
Granted	3,420,000	2.17	4.3
Balance, December 31, 2006	5,220,000	$1.47	4.0

In respect to the 5,220,000 shares options outstanding, 900,000 were exercisable at December 31, 2006 (December 31, 2005: Nil).

Details of stock options outstanding at December 31, 2006 are as follows:

Number	Exercise Price	Expiry Date	Exercisable
1,500,000	$0.10	2010	600,000
300,000	0.25	2010	150,000
380,000	2.10	2011	—
2,890,000	2.25	2011	150,000
150,000	2.29	2011	—
5,220,000			900,000

e) Share Purchase Warrants issued:

In the year ended December 31, 2006, the Company issued 8,644,444 units for gross proceeds of approximately $19.5 million, relating to a best efforts unit offering.  Each $2.25 unit consisted of one common share and one-half share purchase warrant.  Each whole warrant entitled the holder to purchase a common share until December 31, 2006 at a price of $2.75 per common share.  The weighted average fair value per each warrant was estimated to be $0.77.  On December 18, 2006 the TSX Venture exchange consented to the extension of the expiry date for these warrants to February 28, 2007.  The Company calculated the fair value of the warrant extension using the Black Scholes option pricing model was estimated to be $0.05 per warrant or $177,211 which has been recognized as part of the stock based compensation expense in the income statement.

During the year ended December 31, 2005 the Company issued 1,000,000 common share purchase warrants to an officer of the Company, exercisable at weighted average price of $0.15 per common share.  The warrants vested immediately on the issue date, and expire in January 2010.  In addition, 250,000 common share purchase warrants were issued to another officer of the Company, exercisable at $0.25 per common share.  These warrants vest over a period from the issue date to two years less a month, and expire two years from the issue date.  An additional 250,000 common share purchase warrants were issued under an agreement with Blueline (note 4).  These warrants vested immediately, and expire two years from the issue date.

Details of warrants outstanding at December 31, 2006 are as follows:

	Number of Warrants	Amount ($)	Weighted Average Exercise Price ($)	Weighted Average Expiry (years)

Balance at December 31, 2004	—	—	—	—
Warrants granted	1,500,000	104,063	0.18	4.00
Balance at December 31, 2005	1,500,000	104,063	0.18	3.54
Issued Warrants in private placement	4,322,222	3,306,680	2.75	0.84
Stock based compensation		192,096	—	—
Warrants exercised	100,000	(2,250)	0.05	3.04
Balance at December 31, 2006	5,722,222	3,600,589	2.12	0.73

At December 31, 2006, a total of 600,000 warrants were held in escrow and are scheduled for release in accordance with the release schedule outlined for common shares; 150,000 warrants on each date as outlined in note 5(b).

The stock based compensation expense for 2006 includes the charge for revaluation of warrant expiry date extension (see note 5(e)) of $177,211.

6.                                  Contributed Surplus

Changes in contributed surplus are as follows:

Balance at December 31, 2004	$—
Options granted	27,689
Options exercised	(7,750)
Balance at December 31, 2005	$19,939
Stock Based Compensation	1,830,296
Balance at December 31, 2006	$1,850,235

7.                                  Loss per share

The basic weighted average number of shares for the year ended December 31, 2006, is 29,856,416 (year ended December 31, 2005: 15,535,509).  Diluted loss per common share has not been disclosed as the effect of common shares issuable upon the exercise of share options and warrants is anti-dilutive.

8.                                  Stock-based compensation

During the year ended December 31, 2006, options on 3,420,000 common shares with a weighted average exercise price of $2.18 per share were granted to directors, officers, employees, and consultants.  The options remaining at December 31, 2006 vest over a period of two to three years, and expire five years from the issue date.  The weighted average fair value of the options issued in the year ended December 31, 2006 was determined to be $1.46 per option.  During the year ended December 31, 2006, $1,830,296 of stock based compensation was recognized with an offsetting credit to contributed surplus.

The weighted average fair value of each warrant issued in the year ended December 31, 2005 was determined to be $0.09 and the total value attributed to warrants issued to officers of the Company (note 5e) of $74,469 was recognized as compensation expense during the period.  The total value attributed to warrants issued under the agreement with Blueline (note 3) of $29,594 was recognized in the acquisition cost of petroleum and natural gas properties, with an offsetting credit to warrants.

The fair value of the options and warrants issued was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk free interest rate (%)	3.5 to 4.5%	3.5%
Expected volatility (%)	26-93%	50%
Expected life (years)	0.21-5	5
Expected dividends	—	—

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants.

9.                                  Income Taxes

	Year ended December 31, 2006	Year ended December 31, 2005
Future Income Liabilities
Petroleum & Natural Gas Assets	$5,715	$22,883

Future income tax assets
Share Issue Costs	335,409	—
Tax Losses Carried forward	491,932	288,289
Valuation Allowance	(821,626)	(265,406)
Future Income Tax Liability	—	—

The income tax recovery differs from the amount that would be expected by applying the current tax rates of 34.0% (December 31, 2005 - 33.6%) for the following reasons:

	2006	2005

Loss before taxes	$(2,522,497)	$(460,303)
Expected Tax Recovery	857,649	154,754
Tax effect of expenses not deductible for tax purposes:

Stock based Compensation	(643,623)	(34,346)
Resource Allowance	(20,164)	—
Tax effect of Share Issuance Costs	419,261	—
Tax adjustment from rate change	(56,903)	—
Other	—	(9,949)
Valuation Allowance	(556,220)	(110,459)
Future income tax recovery	—	—

At December 31, the Company had the following non-capital losses available for deduction against future taxable income:

	2006	2005
Non-capital losses	$1,662,000	$857,000

The non-capital losses will expire as follows:

2008	149,000
2009	198,000
2010	22,000
2014	76,000
2015	413,000
2026	804,000

10.                           Financial instruments

The Company as part of its operations carries a number of financial instruments.  It is management’s opinion that the Company is not exposed to significant interest rate, credit concentration, or foreign currency risks arising from these financial instruments except as otherwise disclosed.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates.  In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities.  The Company is exposed to interest rate risk primarily through its cash holdings.

Credit concentration risk

Accounts receivable from one customer in connection with oil and gas production represents 49% (December 31, 2005 - 80%) of total accounts receivable as at December 31, 2006. The Company believes that there is minimal risk associated with the collection of these amounts.

Foreign currency risk

The Company is exposed to foreign currency fluctuations in relation to cash, certain accounts receivable and accounts payable which are denominated in U.S. dollars.  In addition, the Company has certain commitments denominated in U.S. dollars as described in note 13.  As at December 31, 2006 and December 31, 2005, the following items are denominated in U.S. currency:

	2006	2005
Cash	$7,185,151	$—
Accounts payable	55,652	133

11.                           Related party transactions

The Company has entered into agreements with Canadian Superior Energy Inc. (“Canadian Superior”), which is a related party, as the Chairman and director of the Company is also the Chairman, Chief Executive Officer, and a Director of Canadian Superior.  As a result of the foregoing, related party transactions have occurred between the Company and Canadian Superior and may also occur in the future.   In the year ended December 31, 2006, $10.1 million (year ended December 31, 2005  - $nil) was paid by the Company to Canadian Superior in respect to the Block 5(c) Participation Agreement and $30,000 (December 31, 2005 - $20,700) in respect to office rent. In addition, the Company has paid $30,242 (year ended December 31, 2005 - $nil) for aircraft rentals and administrative support services at commercial terms to a company controlled by a Director of the Company.  A company controlled by a director of the Company earned $30,223 (year ended December 31, 2005 - $6,671) from a gross overriding royalty on revenue earned from the Company’s Innisfail well. At December 31, 2006, $32,749 remains owing from a company controlled by a director of the Company. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

In the year ended December 31, 2005, $12,500 of professional fees was paid to a consultant who is also a shareholder of the Company.  The professional services were conducted in the normal course of operations and measured at the exchange amount, which is the amount of consideration agreed to by the related parties.

12.                           Asset Retirement Obligation

The Company has estimated the total undiscounted cash flows required to settle its asset retirement obligation to be approximately $6,000, which will be incurred between 2010 and 2012.

13.                           Commitments and contingencies

In respect to the Block 5(c) Participation Agreement described in Note 1, the Company is also obligated to pay its 1/3 of Canadian Superior’s costs incurred to that date as set-out in the production sharing contract. With its April 1, 2006 payment of $2.9 million, the Company is committed to participate in three wells in Block 5(c) with Canadian Superior.  The total estimate for the Company’s share of the first well is between $14.5 and $18.3 million (estimate spud date is second quarter of 2007) and as of December 31, 2006 the Company has funded $10.1 million of this obligation.  The estimate for Challenger’s share of the three well commitments is estimated at $40 million.  For each of the three wells, the actual costs to fund its one-third share is unknown to date and can only be estimated.  The actual funding costs may be higher or lower.  The obligations to Canadian Superior are due in US dollars (the Company holds the majority of its cash in US funds) and therefore, the Company’s projected funding obligation is subject to the actual cost incurred by Canadian Superior and fluctuation in exchange rate.

The Company, as a result of the reverse takeover and merger with Global Express Energy (“Global”) as described in Note 1 of the December 31, 2005 audited financial statements, Global was named as defendant in a lawsuit by National Income Protection Plan Inc. (formerly Assure Health Management), seeking to recover damages allegedly sustained by them as a result of breach of an implied term in the contract between the parties.  Accordingly through the reverse take-over and a merger with Global, the Company is a party to the litigation.  The Company has been indemnified by a third party for any costs or damages that may result from this claim. In the opinion of the Company and indemnifying third party, the action is without merit.  The plaintiff is seeking costs and damages in the amount of approximately $700,000 and the Company and the indemnifying party are aggressively dealing with this matter.

No amount has been accrued for this claim in the financial statements.

14.                           Reconciliation with United States Generally Accepted Accounting Principles

The Company follows Canadian generally accepted accounting principles (Canadian GAAP), which differs in some respects from generally accepted accounting principles in the United States (U.S GAAP). These differences have been outlined below.

As at and for the period ended December 31, 2005 there are no reconciling items to the balance sheet and the statement of loss and deficit between Canadian GAAP and U.S. GAAP.  As at and for the period ended December 31, 2006 reconciling items to the balance sheet and the statement of loss and deficit between Canadian GAAP and U.S. GAAP are described below:

The application of U.S. GAAP results in the following differences to the following income statement items:

Year ended December 31, 2006

Net loss in accordance with Canadian GAAP, as reported
Ceiling test (note 14(a))	$(2,522,497)
Writedown of petroleum and natural gas properties	(269,201)
Depletion, depreciation, and accretion	12,854

Net loss in accordance with U.S. GAAP	$(2,778,844)
Net loss per share in accordance wth U.S. GAAP
Basic	(0.09)

The application of U.S. GAAP results in the following differences to the following balance sheet items:

	Year ended
	December 31, 2006
	Canadian	United States

Petroleum and natural gas properties	$10,753,495	$10,497,148
Deficit	(3,072,269)	(3,328,616)

a) Ceiling Test

Under Canadian full cost accounting rules, costs capitalized in each cost centre, net of future income taxes, are limited to an amount equal to the undiscounted, future net revenues from proved reserves using estimated future prices and costs, plus the carrying amount of unproved properties and major development projects (the “ceiling test”).  Under the full cost method of accounting as set forth by the US Securities and Exchange Commission, the ceiling test differs from Canadian GAAP in that future net revenues from proved reserves are based on prices and costs as at the balance sheet date (“constant dollar pricing”) and are discounted at 10%.

For U.S. GAAP purposes, the ceiling test used December 31, 2006 prices of:

Gas (per thousand cubic feet)	$6.00	CDN
Oil and natural gas liquids (per barrel)	$67.74	CDN

The application of the test at September 30, 2006 resulted in a $269,201 reduction being required in the carrying value of the Corporation’s petroleum and natural gas properties under U.S. GAAP.  The application of the test at December 31, 2006 required no adjustment to the carrying value.

Recently Issued United States Accounting Standards

FAS 123 (R)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued FAS 123(R), “Share-based Payment”, which replaces FAS 123 and supersedes APB Opinion 25. FAS 123(R) requires compensation cost related to share-based payments to be recognized in the financial statements and that the cost must be measured based on the fair value of the equity or liability instruments issued. Under FAS 123(R) all share-based payment plans must be valued using option-pricing models. The Company elected to implement this statement on a modified prospective basis starting in 2005. Under the modified prospective basis the Company began recognizing stock based compensation in its U.S. GAAP results of operations for the unvested portion of awards outstanding as at January 1, 2005 and for all awards granted after January 1, 2005. There were no differences in the Company’s stock based compensation expense in its financial statements for Canadian GAAP and U.S. GAAP for the year ended December 31, 2006.

The following table is additional disclosure required under Financial Accounting Standard 123 Revised 2004 (FAS 123R).

Fixed Stock Options
December 31, 2006

	Number of Options	Aggregate Intrinsic Value
Options outstanding at end of period	5,220,000	$6,225,000
Options exercisable at end of period	900,000	$1,995,000

FAS 153

In December 2004, the FASB issued FAS 153 which deals with accounting for the exchanges of nonmonetary assets. FAS 153 is an amendment of APB Opinion 29. APB Opinion 29 requires that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. FAS 153 amends APB Opinion 29 to eliminate the exception from using fair market value for nonmonetary exchanges of similar productive assets and introduces a broader exception for exchanges of nonmonetary assets that do not have commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FAS 153 did not have a material impact on the Company.

FAS 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.”  This statement replaces APB No. 20 and SFAS No. 3 and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The adoption of FAS 154 did not have a material impact on the Company.

New United States Accounting Pronouncements

The following are standards and interpretations that have been issued by the Financial Accounting Standards Board (“FASB”), which are not yet in effect for the years presented but would comprise U.S. GAAP when implemented:

FAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements.  SFAS 157 does not require any new fair value measurements, but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial statements.

FAS 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

FIN 48

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes.”  The interpretation creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  The statement also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosures and transitions as well as specifically scopes out accounting for contingencies.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company is currently evaluating the effect that this interpretation will have on its consolidated financial statements.

15.                           Comparative Figures

Certain comparative figures have been reclassified to conform with current year presentation

16.                           Subsequent Events

On February 28, 2007, the exercise of 323,512 warrants at $2.75 in exchange for common shares occurred, and 3,999,710 warrants (at $2.75) expired (note 5e).

SIGNATURE

The Registrant, CHALLENGER ENERGY CORP., certifies that it meets the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHALLENGER ENERGY CORP.

	Per:	/s/ Manjeet Dhillon
Manjeet Dhillon
Chief Financial Officer

June 5, 2007