Form 20-F
period 2007-12-31
Challenger Energy Corp
filed 2008-06-27
CIK 1364644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of Class: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of Class: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2007:

32,777,520 common shares

0 first preferred shares

0 second preferred shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  No   ☐  Yes

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  No   ☒  Yes

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☒  Item 17   ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒  No   ☐  Yes

FORM 20-F

CHALLENGER ENERGY CORP.

(“CHALLENGER” OR THE “CORPORATION”)

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	DIRECTORS AND SENIOR MANAGEMENT
B.	ADVISERS
C.	AUDITORS

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA
B.	CAPITALIZATION AND INDEBTEDNESS
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
D.	RISK FACTORS

ITEM 4.	INFORMATION ON THE CORPORATION

A.	HISTORY AND DEVELOPMENT OF THE CORPORATION
B.	BUSINESS OVERVIEW
C.	ORGANIZATIONAL STRUCTURE
D.	PROPERTY, PLANTS AND EQUIPMENT

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS
B.	LIQUIDITY AND CAPITAL RESOURCES
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
D.	TREND INFORMATION
E.	OFF BALANCE SHEET ARRANGEMENTS
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
G.	FORWARD-LOOKING STATEMENTS

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT
B.	COMPENSATION
C.	BOARD PRACTICES
D.	EMPLOYEES
E.	SHARE OWNERSHIP

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS
B.	RELATED PARTY TRANSACTIONS
C.	INTERESTS OF EXPERTS AND COUNSEL

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
B.	SIGNIFICANT CHANGES

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS
B.	PLAN OF DISTRIBUTION
C.	MARKETS
D.	SELLING SHAREHOLDERS
E.	DILUTION
F.	EXPENSES OF THE ISSUE

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION
C.	MATERIAL CONTRACTS
D.	EXCHANGE CONTROLS
E.	TAXATION
F.	DIVIDENDS AND PAYING AGENTS
G.	STATEMENT BY EXPERTS
H.	DOCUMENTS ON DISPLAY
I.	SUBSIDIARY INFORMATION

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Financial Statements

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

FORWARD LOOKING STATEMENTS

This Annual Report includes forward looking statements, including information with respect to estimates, projections, interpretations, prognoses, future production, project start-ups, prospects and future capital spending.  Current, past and/or future actual results and/or reported results, estimates, projections, interpretations, prognoses, well results, test results, reserves, production, resource and/or resource potential, development(s), project start-ups, and capital spending, plans and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This Annual Report contains references to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “plan”, “should” and similar words may identify forward looking statements.

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

Selected Financial Information for Challenger

Challenger follows Canadian GAAP, which differs in some respects from generally accepted accounting principles in the United States. As at the dates and for the periods indicated below there are the following reconciling items to the balance sheet and the statement of loss and deficit between Canadian GAAP and US GAAP.

	For the Year ended December 31, 2007	For the Year ended December 31, 2006	For the Year ended December 31, 2005	For the period from inception on August 6, 2004 to December 31, 2004
Statement of Loss Data:

Revenues, net of royalties	$109,174	$125,212	$42,137	$—
Interest on deposits	257,634	414,888	4,101	2,136
Operating expenses	4,019,326	3,070,816	522,391	51,195
Foreign exchange gain (loss)	(791,838)	8,219	—	—
Net earnings (loss)	(4,444,356)	(2,522,497)	(476,153)	(49,059)
Per Equity Share (basic)	(0.14)	(0.08)	(0.03)	(0.01)
Per Equity Share (diluted)	(0.14)	(0.08)	(0.03)	(0.01)
US GAAP Net Earnings (loss)	(4,393,525)	(2,778,844)	(476,153)	(49,059)
Per Equity Share (basic)	(0.14)	(0.09)	(0.03)	(0.01)
Per Equity Share (diluted)	(0.14)	(0.09)	(0.03)	(0.01)

	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005	As at December 31, 2004
Balance Sheet Data:

Working Capital	$(6,238,296)	$8,382,205	$1,056,537	$450,941
Total assets	33,304,637	19,342,356	1,741,936	502,136
Long-term debt	—	—	—	—
Shareholders’ equity	21,987,127	19,132,451	1,593,980	450,941
US GAAP Shareholder Equity	21,781,611	18,876,104	1,593,980	450,941
US GAAP Total Assets	33,099,121	19,086,009	1,741,936	502,136

Exchange Rates

The following table sets forth the average high and low exchange rates and the low exchange rates for the Canadian Dollar  for each of the last six months. In addition, the table sets forth the high and low exchange rates for the Canadian Dollar for the three most recent fiscal years ended December 31, and the average rates for the period based on the average of the exchange rates on the last day of each month in a particular year. For the purpose of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified per customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar. As of June 25, 2008, the noon buying rate was 1.1034.

Period	Average	High	Low

May 2008	0.9994	1.0189	0.9844
April 2008	1.013	1.0270	1.0025
March 2008	1.0020	1.0279	0.9842
February 2008	0.9990	1.0160	0.9719
January 2008	1.011	1.0295	0.9905
December 2007	1.0031	1.0217	0.9785
Fiscal Year Ended December 31, 2007	1.0748	1.1853	0.9245
Fiscal Year Ended December 31, 2006	1.1341	1.1961	1.0948
Fiscal Year Ended December 31, 2005	1.2116	1.2590	1.1583

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

Challenger’s Chairman of the Board and certain other personnel also employed by Canadian Superior and may have conflicts of interest.

Mr. Gregory Noval, who is the Chairman of the Board and a significant shareholder of Challenger, is the Executive Chairman of Canadian Superior.  In addition, Challenger and Canadian Superior may rely on common personnel. As a result, potential conflicts of interest could arise when these people are faced with decisions that could have different implications for Challenger and Canadian Superior.

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

Trinidad has experienced relative prosperity and stability since 1990.  Oil and natural gas resources and economic growth are issues that are often debated by the two main political parties, the People’s National Movement and the United National Congress.  Future political stalemates between the two main political parties could lead to indecision and inertia in the oil and natural gas regulatory arena which could adversely affect any oil and natural gas operations being carried out in Trinidad by Challenger.

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

There may be third party claims with respect to the title of Challenger’s properties, which could impair Challenger’s ownership interests in such properties.

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

Challenger’s success depends in large measure on certain key personnel, including Daniel MacDonald. The contributions of these individuals to its immediate operations are likely to be of central importance. The loss of the services of such key personnel could have a material adverse affect on Challenger. Challenger does not have key person insurance in effect for management. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and Challenger may not be able to continue to attract and retain all personnel necessary for the development and operation of its business.

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

At the time of completion of the amalgamation, pursuant to the policies of the TSX Venture Exchange, Challenger’s directors, officers and principal shareholders entered into an escrow agreement dated November 30, 2005 with the Corporation and Computershare Investor Services Inc. as escrow agent (the “Value Security Escrow Agreement”). The securities of Challenger held by these persons were deposited into escrow to be released in near-equal installments every six months over a period of 36 months from the date of completion of the amalgamation. 12,700,000 shares were originally deposited into escrow pursuant to the Value Security Escrow Agreement, and as of December 31, 2007, 3,960,000 shares remained in escrow.

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

The securities that are held in escrow pursuant to the Value Security Escrow Agreement are not freely tradable. There are no specific terms or circumstances impacting the escrow shareholders’ ownership of the shares. Release of the escrow shares is based on the passage of time as indicated in Note 5 to the December 31, 2007 Audited Financial Statements (Item 17). These shares are not subject to rescission and are not redeemable under any circumstances by the holder of the shares.

In November 2004, Challenger entered into each of the following agreements with Canadian Superior, which were amended and restated in December 2005: the Participation Agreement, the Trinidad Participation Agreement, and the Farm-out Agreement. Pursuant to the Participation Agreement, Challenger has the right to earn a 25% interest in a production-sharing contract between Canadian Superior and the government of the Republic of Trinidad and Tobago relating to the exploration and development of land designated as “Block 5(c)” located offshore the Republic of Trinidad and Tobago. The Trinidad Participation Agreement grants Challenger the right to finance one-third of Canadian Superior’s minimum work obligations to obtain 25% of Canadian Superior’s revenue share under a participation agreement entered into by Canadian Superior with the Petroleum Corporation of Trinidad and Tobago (“Petrotrin”) in respect of the Mayaro and Guayaguayare Bay lands located offshore the Republic of Trinidad and Tobago. Under the Farm-out Agreement, Challenger may earn a 25% interest in Canadian Superior’s Mariner project offshore Nova Scotia by payment of a one third share of the costs and expenses associated with drilling a test well on the Mariner project land (see “Business Overview—Relationship with Canadian Superior”).

In October 2005, Challenger acquired a 10% pooled working interest in and to section 17-35-1 W5M in the Innisfail Area of Alberta (from the surface to the base of the Pekisko formation) from Blueline Energy Ltd. For this working interest, Challenger paid Blueline $525,000 in cash and issued warrants to Blueline to purchase 250,000 Challenger Common Shares, exercisable at a price of $0.25 per share for a period of two years (see “Business Overview—Other Agreements”).

On February 15, 2006, Challenger issued 5,951,920 units (“Units”) on a private placement basis at a price of $2.25 per Unit for gross proceeds of $13,391,820. Each Unit consisted of one Challenger Common Share and a warrant to purchase one half of one Challenger Common Share. Each warrant entitled the holder thereof to acquire Challenger Common Shares at an exercise price of $2.75 per whole share until December 31, 2006. Pursuant to the same private placement, Challenger issued an additional 540,000 Units on February 21, 2006, 42,500 Units on February 23, 2006, and 2,110,024 Units on March 28, 2006 for additional gross proceeds of $6,058,179. The expiration date of the warrants was subsequently extended to February 28, 2007, and on February 28, 2007, 323,512 warrants were exercised at a price of $2.75 per share and 3,998,710 warrants expired.

In November 2007, the Corporation entered into special warrant subscription agreements where each Special Warrant was exercisable into one common share at no additional cost.  These special warrants were purchased for Cdn$1.80 per Special Warrant.  The Corporation issued 1,875,027 Special Warrants for total gross proceeds of $3,375,049, net of issue costs of $311,887.  Subsequent to December 31, 2007, these special warrants were deemed exercised upon the qualification of distribution of 1,875,027 common shares by means of short form prospectus on January 16, 2008.

B.                          Business Overview

General

Challenger is a Canadian company engaged in the participation in natural gas exploration and production projects, with its primary emphasis on natural gas projects offshore Trinidad and Tobago and Nova Scotia.

Business Objectives

Challenger’s business objective for 2008 is to fund its obligations under the Participation Agreement entered into in November 2004 with Canadian Superior, which is described below. In 2008 Challenger will make substantial capital expenditures for the testing and completion of the first well and anticipates meeting commitments under the Participation Agreement to pay one third of costs in respect to the second and third exploration wells. Challenger also anticipates making substantial expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. Challenger will seek debt or equity financing to meet these requirements. There can be no assurance that debt or equity financing will be available or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation.

Relationship with Canadian Superior

Challenger is not affiliated with Canadian Superior Energy Inc. as that term is defined in the Canada Business Corporations Act. However, Challenger’s primary assets are its contractual relationships with Canadian Superior, which are described in more detail below. In addition, Mr. Gregory Noval, who is the Chairman of the Board and a significant shareholder of Challenger, is the Executive Chairman of Canadian Superior. Challenger and Canadian Superior may also rely on common personnel. As a result, conflicts may arise.

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

In the case of Challenger’s current relationships with Canadian Superior, all potential conflicts of interest were fully disclosed to management and the board prior to approval of these transactions. Mr. Noval, the Chairman of Challenger’s board, abstained from voting with respect to these matters.

Participation Agreement. Pursuant to the Participation Agreement, Challenger has the right to earn a 25% interest in a production-sharing contract between Canadian Superior and the government of the Republic of Trinidad and Tobago relating to the exploration and development of land designated as “Block 5(c)” located offshore the Republic of Trinidad and Tobago. Pursuant to  the Participation Agreement, Challenger is required to pay one-third of the costs and expenses paid by Canadian Superior relating to certain wells and the work program described by the production-sharing contract. Under this agreement, Challenger is committed to participate in the drilling of three exploration wells on Block 5(c). Operations on the first exploration well were finalized in the first quarter of 2008 and the well was drilled to a total depth of 16,150 feet, logged and cased, and flow testing of two zones has been completed.   Operations on the second exploration well commenced in February 2008 and operations on the third exploration well are anticipated to commence in 2008.

Estimated drilling costs for the first well are  in the range of $63 to $78 million, for which Challenger is required pay its net one-third share of $21 to $26 million (the range is dependent on resolution of improperly billed costs to the operator from its contractors and costs will not be invoiced to the Corporation until resolution).  In addition, gross costs for testing the first well were approximately $24 million.  As of December 31, 2007, Challenger has funded its share of costs to date in respect of this agreement. Failure to continue to fund its obligation would result in Challenger forfeiting its right to earn a 25% interest in the production sharing contract.  The gross costs of the second and third exploration wells are anticipated to be in the range of $65 to 75 million per well.  In addition, the cost of any testing of the wells is expected to range from $20 to 30 million per well.

Trinidad Participation Agreement. The Trinidad Participation Agreement grants Challenger the right to finance one-third of Canadian Superior’s minimum work obligations to obtain 25% of Canadian Superior’s revenue share under a participation agreement entered into by Canadian Superior with the Petroleum Corporation of Trinidad and Tobago (“Petrotrin”) in respect of the Mayaro and Guayaguayare Bay lands located offshore the Republic of Trinidad and Tobago. In the event of commercial discovery, the participating interests in the Trinidad Participation Agreement are 70% Canadian Superior Trinidad and Tobago Ltd and 30% Petrotrin. Challenger may earn 25% of Canadian Superior’s 70% revenue interest. Therefore, Challenger has a right to earn 17.5% in this block (25% of Canadian Superior’s 70% revenue interest). Challenger anticipates that the costs of wells in this block will be approximately $15 million per well and Challenger’s commitment is for two wells. Challenger expects that work on the three dimensional seismic program will begin in late 2008 or early 2009, with drilling of two exploration wells in 2009.  Challenger has not financed any portion of this block to date and therefore has not earned any interest to date.

Farm-out Agreement. Pursuant to the Farm-out Agreement, Challenger may also earn a 25% interest in Canadian Superior’s Mariner project offshore Nova Scotia by payment of a one-third share of the costs and expenses associated with drilling a test well on the Mariner project land. Provided that Challenger has earned an interest in the Mariner project pursuant to the Farm-out Agreement, it will have a further option to participate and earn a 25% interest by paying a one third share of the costs of drilling wells on Canadian Superior’s Marauder project lands and Marconi project lands, both offshore Nova Scotia, Canada. No well estimates are available on the Mariner, Maruader and Marconi project lands. Challenger has not funded any share of costs to date in respect of this agreement and therefore has not earned any interest to date in the project.

Other Agreements

15-17 Well. In October 2005, Challenger acquired a 10% pooled working interest in and to section 17-35-1 W5M in the Innisfail Area of Alberta (from the surface to the base of the Pekisko formation) from Blueline Energy Ltd. For this working interest, Challenger paid Blueline $525,000 in cash and issued warrants to Blueline to purchase 250,000 Challenger Common Shares, exercisable at a price of $0.25 per share for a period of two years. The 15-17 Well has total proved developed gross marketable natural gas reserves of 750 MMscf and natural gas liquids of 50 MBbls based on a decline reserve analysis. This reserve estimate is based on a report prepared by Chapman Petroleum Engineering Ltd., independent petroleum engineers, dated January 1, 2008.

In 2007, the 15-17 Well was producing at an average rate of 477 Mscf per day (47.7 MScf per day net to Challenger). In 2006, the 15-17 Well was producing at an average rate of 537 Mscf/d (53.7 Mscf/d net to Challenger).

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

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the National Energy Board (“NEB”) and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 mb/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

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

In order for an oil and gas operator to operate a well, a license, among other things, must be obtained from the appropriate regulatory authority. In Alberta, the Alberta Energy and Utilities Board or “EUB”, an independent, quasi-judicial agency created by the government of Alberta to regulate the energy industry, oversees this process and carries out the Oil and Gas Conservation Act. Further information, including applicable statutes and regulations, can be retrieved at the EUB website at http://www.eub.gov.ab.ca. Federally, the National Energy Board or “NEB” oversees the regulation of the oil and gas industry, acting pursuant to the National Energy Board Act and the Canada Oil and Gas Operations Act. Further information, including applicable statutes and regulations, can be retrieved at the NEB website at http://www.neb-one.gc.ca.

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

Offshore Trinidad

Mayaro and Guayaguayare Lands

The Trinidad Participation Agreement grants Challenger the right to finance one-third of Canadian Superior’s minimum work obligations to obtain 25% of Canadian Superior’s revenue share under a participation agreement entered into by Canadian Superior with the Petroleum Corporation of Trinidad and Tobago (“Petrotrin”) in respect of the Mayaro and Guayaguayare Bay lands located offshore the Republic of Trinidad and Tobago. In the event of commercial discovery, the participating interests in the Trinidad Participation Agreement are 70% Canadian Superior Trinidad and Tobago Ltd and 30% Petrotrin. Challenger may earn 25% of Canadian Superior’s 70% revenue interest. Therefore, Challenger has a right to earn 17.5% in this block (25% of Canadian Superior’s 70% revenue interest). Challenger anticipates that the costs of wells in this block will be approximately $15 million per well and Challenger’s commitment is for two wells. Challenger expects that work on the three dimensional seismic program will begin in late 2008 or early 2009, with drilling of two exploration wells in 2009.  Challenger has not financed any portion of this block to date and therefore has not earned any interest to date.

Block 5(c)

Pursuant to the Participation Agreement, Challenger has the right to earn a 25% interest in a production-sharing contract between Canadian Superior and the government of the Republic of Trinidad and Tobago relating to the exploration and development of land designated as “Block 5(c)” located offshore the Republic of Trinidad and Tobago. Pursuant to the Participation Agreement, Challenger is required to pay one-third of the costs and expenses paid by Canadian Superior relating to certain wells and the work program described by the production-sharing contract. Under this agreement, Challenger is committed to participate in the drilling of three exploration wells on Block 5(c). Operations on the first exploration well were finalized in the first quarter of 2008 and the well was drilled to a total depth of 16,150 feet, logged and cased, and flow testing of two zones has been completed.   Operations on the second exploration well commenced in February 2008 and operations on the third exploration well are anticipated to commence in 2008.

Estimated drilling costs for the first well are  in the range of $63 to $78 million, for which Challenger is required pay its net one-third share of $21 to $26 million (the range is dependent on resolution of improperly billed costs to the operator from its contractors and costs will not be invoiced to the Corporation until resolution).  In addition, gross costs for testing the first well were approximately $24 million.  As of December 31, 2007, Challenger has funded its share of costs to date in respect of this agreement.. Failure to continue to fund its obligation would result in Challenger forfeiting its right to earn a 25% interest in the production sharing contract.  The gross costs of the second and third exploration wells are anticipated to be in the range of $65 to 75 million per well.  In addition, the cost of any testing of the wells is expected to range from $20 to 30 million per well.

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

In November, 2007 the Corporation issued 1,875,027 special warrants at $1.80 each for proceeds of $3.4 million. These special warrants were converted to 1,875,027 Common Shares in January 2008.  In March 2008 the Corporation completed a $27.8 million offering of 6,956,525 units (“Units”) at a price of $4.00 per Unit.  Each Unit is comprised of one Common Share and one-half of one Common Share purchase warrant exercisable over the next of 24 months at a price of $4.40 per Common Share purchase warrant.  In connection with the March financing, Challenger had also granted to its syndicate of investment dealers an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at any time over the next 30 days of up to 1,043,475 additional  Common Shares and/or one-half of one Common Share purchase warrant. On March 28, 2008, the Over-Allotment Option was exercised and a further 843,745 Common Shares and 521,737 Common Share purchase warrants were granted to the investment dealers.   The exercise of the Over-Allotment Option resulted in an additional $3,413,900 in gross proceeds to the Corporation resulting in aggregate gross proceeds of approximately $31,213,900. As at June 25, 2008 there were 42,797,547 Common Shares outstanding.

Oldco’s and Challenger’s primary emphasis has been to identify and participate in natural gas projects offshore Trinidad and Tobago and Nova Scotia. During the year ended December 31, 2005, Challenger did not conduct any exploration activity on its holdings. Challenger commenced exploration activity in the second quarter of 2006 with respect to Block 5(c) lands offshore Trinidad. On June 29, 2007 the first exploration well was spud and on January 14, 2008 the Corporation announced results from the first zone tested, and on January 28, 2008 the Corporation announced the results from the second zone tested in the first exploration well. On February 20, 2008 the Corporation announced it had begun operations on the second exploration well in the Corporation’s three well commitment on Block 5(c). Challenger did earn production revenue in 2005 due to the November 1, 2005 acquisition of a 10% interest in an Alberta natural gas well.

Challenger’s business objective for 2008 is to continue to fund its obligations under the participation agreement (the “Participation Agreement”) entered into with Canadian Superior in November, 2004. During the year ended December 31, 2006, the Corporation exercised its right to participate in the Participation Agreement in respect to Block 5(c), Trinidad and Tobago. The Corporation has funded $16.0 million ($13.1 million towards the first exploration well and $2.9 million towards other costs) and accrued an additional $11.2 million in respect of obligations under the Participation Agreement as at December 31, 2007.  The Corporation will require additional financing to fulfill its obligations on the three exploration well commitment in the Block 5(c) program.

Challenger’s share of the drilling and potential abandonment costs of the first exploration well is estimated at $22.3 million (not included in this estimate are costs in dispute between the operator and contractors of $3.8 million) and its share of potential testing costs is estimated at $8.0 million.  Pursuant to the Participation Agreement, Challenger has the right to earn a 25% interest in the Block 5(c) production sharing agreement through exploration on Block 5(c) located offshore Trinidad and Tobago.  In order to fully earn its interest in the production sharing agreement for in Block 5(c), Challenger is required to pay one-third of the initial costs and expenses paid by Canadian Superior relating to the initial wells and initial work program prescribed by the production-sharing contract.  Challenger’s share of the drilling and potential abandonment costs of all three exploration wells is estimated at $70 million and potential testing costs are estimated at $ 6-8 million per well.

Overall Performance

For the year ended December 31, 2007, Challenger carried on exploration operations and had minimal revenues.  As at December 31, 2007, Challenger had a working capital deficiency of $6.2 million, which reflects a net accrual of obligations ($11.2 million) of work performed in respect of the Corporation’s first exploration well (completed in February 2008) and cash on hand of $4.9 million.  As at December 31, 2007, the Corporation had transferred $16.0 million ($13.1 million for the first exploration well and $2.9 million for other costs) to Canadian Superior in respect to its obligations as per the Block 5(c) Participation Agreement.  The expenses of Challenger during the year ended December 31, 2007 related primarily to stock based compensation and administration costs.  Professional fees in the year were incurred primarily in the first quarter with respect to achieving a listing on the American Stock Exchange on January 29, 2007.

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

Selected Financial Information

	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005
	(audited)	(audited)	(audited)

Revenues, Net of Royalties	$109,174	$125,212	$42,137
Interest on Deposits	$257,634	$414,888	$4,101
Total Revenue	$366,808	$540,100	$46,238
Net Income (Loss)	$(4,444,356)	$(2,522,497)	$(476,153)
Per Share basic	$(0.14)	$(0.08)	$(0.03)
Per Share diluted	$(0.14)	$(0.08)	$(0.03)
Cash Expenses for the Period (1)	$1,038,426	$1,006,028	$402,332
Stock Based Compensation Expense	$2,873,194	$1,893,009	$102,158
Depletion, Depreciation and Accretion	$107,704	$171,779	$17,901
Total Expenses for the Period	$4,019,326	$3,070,816	$522,391
Total Assets	$33,304,636	$19,342,356	$1,741,936
Total Liabilities	$11,317,510	$209,905	$147,956
Share Capital	$18,188,334	$16,753,896	$2,019,750
Common Shares Outstanding	32,777,520	31,344,008	22,599,564

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

2.                                       In November 2004, Oldco entered into the Farm-out Agreement  and the Participation Agreement with Canadian Superior, and the Trinidad Participation Agreement with Canadian Superior Trinidad and Tobago Ltd., a wholly owned subsidiary of Canadian Superior.  These agreements were subsequently amended and restated in December 2005 as described in “Business Overview—Relationship with Canadian Superior”.

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

8.                                       In February 2006, in Trinidad and Tobago the operator of Block 5(c), Canadian Superior, entered into a firm multi-well drilling contract with the Kan Tan IV Semi-Submersible Offshore Drilling Rig, managed by Maersk Contractors and owned by BeijingZhiyan Industries Corporation Limited of Beijing, China. The rig will commence drilling  of a series of three wells offshore Trinidad on Block 5(c) in the second quarter of 2007.

9.                                       In February 2006, the Corporation issued 1,890,000 options to purchase Challenger Common Shares which are exercisable for five years from the date of grant to directors, officer, employees, and consultants at an exercise price of $2.25 per share.

10.                                 In respect to the Participation Agreement with Canadian Superior, the Corporation transferred $10.1 million (USD$8.9 million) to Canadian Superior in 2006.

11.                                 In the third quarter of 2006, the Corporation issued 1,500,000 options to purchase Challenger Common Shares which are exercisable for five years from the date of grant to directors, officers, and consultants at a weighted average exercise price of $2.22.

12.           In December of 2006, the Corporation extended the expiry date on the 4,322,222 warrants issued in respect to the private placement in February and March 2006. The additional fair value attributed to the warrants which were extended to February 28, 2007 was $177,211 and was charged to stock based compensation.

13.           On February 28, 2007, 323,512 warrants were exercised to acquire 323,512 common shares and 3,998,710 warrants expired. These 4,322,222 warrants were issued in February and March of 2006 in connection with a financing priced at Cdn. $2.25 per Unit for gross proceeds of approximately Cdn. $19.5 million.  Each Unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitled the holder thereof to acquire one Common Share at an exercise price of Cdn. $2.75 per share until December 31, 2006, which was subsequently extended to February 28, 2007.  In 2007, an additional 600,000 warrants were exercised, bringing the total warrants exercised in 2007 to 923,512 at a weighted average price of $1.10.

14.           In the year ended December 31, 2007 the Corporation advanced a further $6.0 million to Canadian Superior, the operator of the Corporation’s first Block 5(c) exploration well.  As at December 31, 2007, the Corporation had accrued $11.2 million in obligations to the operator of the well for work performed on the first exploration well.  This brings the Corporation’s total investment in its Trinidad activities as at December 31, 2007was $27.9 million.

15.           On or about November 29, 2007, the Corporation entered into special warrant subscription agreements where each Special Warrant was exercisable into one common share at no additional cost.  These special warrants were purchased for Cdn$1.80 per Special Warrant.  The Corporation issued 1,875,027 Special Warrants for total gross proceeds of $3,375,049, net of issue costs of $311,887.  Subsequent to December 31, 2007, these special warrants were deemed exercised upon the qualification of distribution of 1,875,027 common shares by means of short form prospectus on January 16, 2008.

Results of Operations

Year Ended December 31, 2007

Challenger’s main source of revenue for the 2007 fiscal year was interest revenue.  For the year ended December 30, 2007, interest revenue was $257,634, which is a 38% decrease from the prior year’s comparative period.  For the quarter ended December 30, 2007 interest revenue was $32,438, which is a 68% decrease from the fourth quarter of 2006.  Interest earned related to cash balances in the year and quarter ending December 31, 2006 were higher, resulting from the February/March 2006 private placement.  Interest revenue is expected to fluctuate as the Corporation continues to raise funds and pay on its obligations with respect to the Participation Agreement. Challenger’s net production revenue from its 10% share in an Innisfail well for the year ended December 31, 2007 was $109,174, a decrease of 13% compared to the prior year due to a combined effect of declining production and average prices.  For the quarter ended December 31, 2007, net production revenue was $34,583, an increase of 39% over the prior year’s comparative quarter of 2006, with the increase attributable to increased natural gas prices in the fourth quarter of 2007.

The majority of expenses in the year and three month period ended December 31, 2007 were stock based compensation expenses related to stock options and office and administration expenses incurred in connection with administration of the Corporation.  Stock based compensation in the year and three months ended December 31, 2007 was $2,873,194 and $686,555, which represents an increase of 52% and 4%, respectively, over the prior year’s comparative periods. This increase is due to an increase in the amount of stock options issued being amortized into expense in the year and the three month periods ended December 31, 2007 versus comparative periods in 2006.

Office and Administration cost for year and three months ended December 31, 2007 was $708,646 and $212,730, which represents an increase of 78% and 123% respectively, over the prior years comparative periods due to Corporation’s increased corporate activities.  The Corporation incurred additional costs in payroll and investor communications in fulfilling its Canadian and U.S. public company requirements and activities in the periods ending December 31, 2007.   Professional fees for year and three months ended December 31, 2007 were $256,646 and $57,210, which represents a decrease of 54% and 65%, respectively, over the prior year’s comparative periods. In the prior year, the Corporation incurred higher professional fees to secure a public stock exchange listing in the United States.

The Corporation holds a large part of its cash balance in U.S. dollars (as its obligations under the Participation Agreement are due in U.S. dollars) and for the year ended December 31, 2007 recorded an unrealized foreign exchange loss of $791,838 reflecting an increase in the value of the Canadian dollar relative to the American dollar.  In the three months ended December 31, 2007, an unrealized foreign exchange loss of $5,974 was recorded indicating less fluctuation in the exchange rate within the quarter.  This loss and gain, in respect to future periods, is subject to change based on fluctuations in the exchange rate between Canada and the United States of America and the balance of the Corporation’s cash held in U.S. dollars.

Year Ended December 31, 2006

Challenger initiated its funding of the Participation Agreement during the year ended December 31, 2006 with the transfer of $10.1 million to Canadian Superior.

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

Challenger’s net production revenue earned during the year ended December 31, 2006 was $125,212, an increase of $83,075 over the prior year. This is a net result of the Corporation owning the 10% working interest for the full year in 2006 versus two months in 2005, and a decrease in natural gas prices from 2005. Challenger’s production levels in respect of the 15-17 Well averaged 53.7 Mscf/d for the year ended December 31, 2006, representing a decrease of 13.1% as compared to the production levels in November and December 2005 which averaged 61.8 Mscf/d. As per discussions with the well operator, this decrease reflects a natural production decline. January’s production level was 56.6 Mscf/d, indicating that production has stabilized. Factors such as seasonality and maintenance provided by the operator of the well will likely impact the production levels. In addition, Challenger’s revenue will decrease if the production levels at the well decrease.

Challenger’s revenue is also dependent on the spot natural gas prices received at AECO. Such prices are not hedged, and fluctuations in natural gas prices will likely impact Challenger’s revenue earned from the 15-17 Well. Natural gas prices decreased significantly for the year ended December 31, 2006 as compared to the spot natural gas prices in November and December 2005.

The majority of expenses for the year ended December 31, 2006 were compensation expense related to stock options and professional fees incurred in connection with the administration of the Corporation. Stock based compensation in 2006 was $1,893,009, a $1,790,851 increase over the prior year. This increase is due to majority of stock options currently outstanding being issued in 2006 and the fair value of these options were $1.41 higher then options issued in the prior year. Stock based compensation expense increased in the fourth quarter by $162,112 over the prior quarter, reflecting a $177,211 charge in respect to the extension of a warrant expiry date (see “Major Transactions Affecting Financial Results”).

Professional fees of $551,941 for the year ended December 31, 2006 were $227,224 higher than incurred in the previous year, largely due to the Corporation’s efforts towards a public stock exchange listing in the United States. Professional fees in the fourth quarter were $1,922 more than the prior quarter as there was essentially a consistent amount of activity in both quarters. Office and Administration costs of $398,126 in the year ended December 31, 2006 were $359,673 higher than the previous year due to Corporation being a public entity for only 1 month in 2005. The Corporation incurred additional costs to payroll and investor communications in 2006 in fulfilling its public company requirements and activities. Office and administrative costs in the fourth quarter were $95,441, an increase of $22,927, from the prior quarter as more expenses relating to public company requirements were incurred in the fourth quarter.

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

Liquidity

As at December 31, 2007, Challenger had cash of $4,944,175 and a working capital deficiency of $6,238,296 reflecting accrued obligations for the drilling and testing costs incurred on the Corporation’s first Block 5(c) exploration well through December 31, 2007.  The Corporation subsequently has raised $27.8 million through a unit offering on March 6, 2008. Since inception, the majority of Challenger’s expenses have been paid out of working capital.  Challenger must seek debt or equity financing as working capital and cash generated from operations is not sufficient to meet future requirements. There can be no assurance that additional financing, which will be required to complete the Corporation’s three well exploration program on Block 5(c), will be available to the Corporation in the future or, if it is available, that it will be on terms acceptable to the Corporation. For additional information see “Liquidity and Capital Resources” below.

As at December 31, 2006, Challenger had cash of $8,490,137 and working capital of $8,382,204. As at December 31, 2005 Challenger had cash of $1,147,876 and working capital of $1,056,537.  Challenger had minimal natural gas production during the periods ended December 31, 2007, December 31, 2006 and December 31, 2005. Established revenue sources are not sufficient to generate cash flow to cover the Corporation’s administrative and capital expenditure requirements. In addition, interest revenue generated from cash on hand is not sufficient to cover current general and administrative costs. Challenger was, and continues to be, in a use of cash position. The Corporation expects to remain in a use of cash position as it begins its exploration activities. Cash for exploration activities was provided from financings and may be provided by additional financings.

Outstanding Share Data

Challenger is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as of December 31, 2007, there are 32,777,520  (31,344,008 at December 31, 2006) shares outstanding. The shares are fully paid and non-assessable.  Challenger also is authorized to issue an unlimited number of preferred shares, issuable in series.  In addition, as of December 31, 2007, there were 5,670,000options and 800,000 warrants (December 31, 2006 – 5,220,000 options and 5,722,222 warrants) to purchase Common Shares outstanding. In addition,  3,478,263 warrants were issued in the March 6, 2008 financing.   As of the date hereof, there are 42,797,547 Common Shares, 5,500,000 options and 4,575,000 warrants outstanding.

On December 12, 2005, the Challenger Common Shares commenced trading on the TSX Venture Exchange under the symbol “CHA”, and now currently trade on the TSX Venture Exchange under the symbol “CHQ.” On January 29, 2007, the Challenger Common Shares commenced trading on the American Stock Exchange under the symbol “CHQ.”

The following table summarizes the Challenger Common Shares issued from incorporation to December 31, 2007, which is the only class of shares outstanding.

Description	Number of Common Shares

Issued on August 6, 2004, on incorporation	1
Issue of Challenger Common Shares	9,999,999
Balance at December 31, 2004	10,000,000
Issue of Challenger Common Shares	5,500,000
Private Placement	4,968,000
Options Exercised	250,000
Challenger Shares Outstanding prior to Amalgamation	20,718,000
Common Shares of Global prior to Amalgamation	1,881,564
Shares issued re: Amalgamation	20,718,000
Elimination of Global share capital	(20,718,000)
Balance at December 31, 2005	22,599,564
2006 Private Placement of Challenger Common Shares	8,644,444
Warrants Exercised	100,000
Balance at December 31, 2006	31,344,008
Warrants Exercised	923,512
Options Exercised	510,000
Balance at December 31, 2007	32,777,520

Capital Resources

As at December 31, 2006 Challenger had $8,490,137 of capital resources available.  During 2007, Challenger decreased its capital resources by $3,545,962, resulting in $4,944,175 of capital resources available at December 31, 2007.  Common Share proceeds of $4,155,320 were raised in the year, largely as a result of issuance of special warrants (see “Major Transactions Affecting Financial Results”). In the year ended December 31, 2007, the Corporation funded $6,082,754 towards the first exploration well in Block 5(c) in Trinidad and Tobago, and during 2007 $826,690 was used in the business, largely in connection with professional fees and office and administration costs.  A foreign exchange loss of $791,838 (value of Canadian dollar increased against United States dollar during the year ended December 31, 2007 and a large portion of the Corporation’s funds are held in United States dollars) also contributed to the decrease in capital resources in the year ended December 31, 2007.

Related Party Transactions

Mr. Gregory Noval, who is the Chairman of the Board and a significant shareholder of Challenger, is the Executive Chairman of Canadian Superior. In addition, Challenger and Canadian Superior may rely on common personnel and as a result, potential conflicts of interest may exist. Therefore, the agreements between Challenger and Canadian Superior may be considered related party transactions.  As at December 31, 2007, Challenger had advanced $16.0 million to Canadian Superior ($13.1 million toward the first exploration well and $2.9 million towards other costs in respect to the Participation Agreement) and accrued an additional $11.4 million obligation in respect to its one-third share of costs for the first exploration well, which has been drilled, tested and suspended.  Operations on the second exploration well began in February 2008.  For further detail of related party transactions see note 11 to the consolidated financial statements for the year ended December 30, 2007.

Critical Accounting Estimates

The Corporation’s financial statements are prepared in conformity with Canadian and U.S. GAAP, which requires management to make informed judgments and estimates that affect reported amounts of assets and liabilities and disclosure of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting periods.

Outlook

Drilling and testing of the Corporation’s first exploration well has been completed with results of the well testing released in January 2008.  Operations on the second exploration well, in the series of the three exploration well commitment on Block 5(c), offshore Trinidad, began in February 2008 and it is expected that this well will be drilled to total depth by June 2008.  Challenger expects that operations on the third well will occur in 2008 as well.  Management is optimistic that the opportunity for exploration success in offshore Trinidad and Tobago will attract further financing for the Corporation to fulfill its obligations for the current exploration well and future exploration wells, as required.

B.         Liquidity and Capital Resources

In addition to payment obligations pursuant to Challenger’s contractual agreements with Canadian Superior, on a going-forward basis, estimated aggregate administration costs required for Challenger to carry on its intended oil and natural gas business are estimated to be approximately $85,800 per month, with allocations estimated as follows:

	Monthly Expenditures	Aggregate Yearly Expenditures

Salaries and Consulting Fees	$45,000	$540,000
Office Rent	5,600	67,200
Professional Fees (Legal and Accounting)	15,000	180,000
Insurance	4,000	48,000
Employee Benefits	1,500	18,000
Computer Software Maintenance	500	6,000
Shareholder Communications	5,000	60,000
Office Telecommunications	500	6,000
Office Expenses	1,000	12,000
Investor Relations	2,000	24,000
Transfer Agent Fees	1,500	18,000
Travel	4,000	48,000
Bank Fees	200	2,400
Total	$85,800	$1,029,600

Based on the foregoing, management anticipates that Challenger’s working capital available to fund ongoing operations will be sufficient to meet its administration costs for a period of not less than 12 months. However, Challenger anticipates continuing to make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. Challenger is committed to three wells in the Participation Agreement (Block 5(c)), and has options to participate in the Trinidad Participation Agreement and the Farm-Out Agreement. The operator has provided Challenger with a cost estimate on the drilling and potential abandonment costs of the three exploration wells in the range of $215 to $233 million, and the respective one-third share commits Challenger to $71.6 to $77.7 million. As at December 31, 2007, Challenger had funded $16 million and accrued an additional $11.2 million in obligations towards work on the first exploration well.  As at March 31, 2008, Challenger had funded $25.8 million to the operator in respect of the Participation Agreement and had accrued an additional $4.2 million in obligations towards work performed on Block 5(c).

Challenger is incurring significant capital expenditures for its second exploration well under the Participation Agreement.  Challenger anticipates making substantial capital expenditures for the testing and completion of the second well if it is successful and one-third of costs in respect to the third exploration well under the Participation Agreement. Challenger will seek debt or equity financing to meet future requirements. There can be no assurance that debt or equity financing, which will be required to complete the Corporation’s three well exploration program on block 5(c), will be available or, if debt or equity financing are available, that it will be on terms acceptable to the Corporation.

C.         Research and Development, Patents and Licenses, etc.

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

F.         Tabular Disclosure of Contractual Obligations

The Corporation had the following contractual obligations as of December 31, 2007:

Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Participation Agreement (1), (2)	$57,250,000	$57,250,000	$—	—	—
Other Long-Term Liabilities Reflected on the Corporation’s Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—
Total	$57,250,000	$57,250,000	$—	—	—

Notes:

(1)                        The contractual obligations in respect of the Participation Agreement are provided as estimates of costs only for the testing of the first exploration well in January 2008 and the total drilling and potential abandonment costs for the remaining two exploration wells, which the Corporation expects to be completed in 2008. Commencement of the drilling program occurred in the third quarter of 2007. The operator has made available an estimate for the drilling and potential abandonment of the second and third wells, in the range of $65 to $75 million per well, for which Challenger would be required to pay its one-third share ($21.6 to $25 million). Costs in respect to testing and completion of the first well if it is successful would be in addition to the estimate provided. For each of the three wells, the actual costs to fund its share is unknown to date and can only be estimated. The actual funding costs may be higher or lower and occur in different periods than as set forth in the above table. Challenger will require further financing (debt or equity) to fulfill its contractual obligations with respect to the Participation Agreement.

(2)                        Challenger has an option to participate in both the Trinidad Participating Agreement (Mayaro and Guyaguayare Bay Lands offshore the Republic of Trinidad and Tobago) and the Farm-Out Agreement (offshore Nova Scotia). At this time, these opportunities do not represent contractual obligations.

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

ITEM 6.                                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                          Directors and Senior Management

The name, municipality of residence, position with Challenger, number and percentage of Challenger Common Shares beneficially owned or controlled and principal occupation of each of the directors and members of senior management of Challenger are as set forth below. The percentage of Challenger Common Shares beneficially owned or controlled is based on 42,797,547 Challenger Common Shares outstanding as of June 25, 2008 and excludes any options or warrants owned by such person.

Name and Municipality of Residence	Position with Challenger	Number and Percentage of Common Shares Beneficially Owned or Controlled		Principal Occupation during past five years

Gregory S. Noval (2)(3) Calgary, Alberta	Chairman of the Board	4,306,200 (10.1	)%(5)	Executive Chairman and Director of Canadian Superior Energy Inc. from April 2000 to the present.

Daniel MacDonald Calgary, Alberta	President, Chief Executive Officer and a Director	748,000 (1.8	)%(4)	President and Chief Executive Officer and Director of the Corporation from July 1, 2008 to present. From December 2004 to May 2006, President and Chief Executive Officer of Voyager Energy Ltd.

James R. Brown (1)(2) Hawaii, USA	Director	100,000 (0.2	)%(6)

Chairman (since October 2002), President and Chief Executive Officer (since January 2004) of Mill City Gold Corp., a publicly traded company. CFO of Mill City Gold Corp. from January 2004 to April 2005. Chairman and Chief Executive Officer of Mill City International Inc. from November 1993 to November 2002.

Joe Chatoor Trinidad and Tobago	Director	250,000 (0.6	)%(7)	Retired since 2000. Previously Senior Vice-President – Eastern Hemisphere with Western Geophysical Corporation since 1998.

Mike Hibberd (1)(2)(3)	Director	120,000 (0.3	)%(8)	Corporate finance consultant since

Calgary, Alberta				1995.

Timothy R. Lindsey (1)(3) Houston, Texas	Director	Nil	(9)

Consultant since April 2005. Director of Rock Energy Resources since April 2008. Director of Daybreak Oil and Gas Inc. from 2007 to the present and interim President and Chief Executive Officer since December 2007. Vice-President, Exploration and Senior Vice-President, Exploration with the Houston Exploration Company from September 2003 to March 2005. International Exploration Manager, Marathon Oil Corporation from November 1996 to February 2003.

Manjeet S. Dhillon (10) Calgary, Alberta	Vice President, Finance and Chief Financial Officer

Vice President, Finance and Chief Financial Officer of the Corporation since February 1, 2006. Controller, Shaw Cablesystems G.P. from August 2004 to January 2006. Controller and Vice President, Boardwalk Real Estate Investment Trust from August 1999 to August 2004.

Notes:

(1)                        Member of the Audit Committee.

(2)                        Member of the Reserves Committee.

(3)                        Member of the Compensation, Corporate Governance and Nomination Committee.

(4)                        Mr. MacDonald also owns 750,000 options, which are each exercisable into one Common Share at an exercise price of $2.50 per share for until July 16, 2002.

(5)                        Mr. Noval beneficially owns or controls 4,306,200 Common Shares, which includes 3,250,000 Common Shares  registered in the name of Bar-N Ghost Pine Ranch Ltd, which is controlled by Mr. Noval. Mr. Noval also owns 500,000 warrants, which are exercisable for Challenger Common Shares at an exercise price of $0.25 per share, at any time on or prior to September 30, 2010. In addition, Mr. Noval owns 500,000 options, 100,000 of which are exercisable for Challenger Common Shares at $2.25 per Challenger Common Share at any time on or prior to February 23, 2011 and 400,000 of which are exercisable for Challenger Common Shares at $2.25 per Common Share at any time on or prior to August 3, 2011.

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

As described above, director James Brown is currently an officer of another company. Directors Gregory Noval, James Brown and Timothy Lindsey also serve as directors of other companies. Mr. Noval and Mr. Brown do not devote material amounts of time to our business outside of their usual and customary services as directors.

The board has determined that directors James Brown, Joe Chatoor, Mike Hibberd and Timothy Lindsey are “independent” pursuant to Section 121A of the American Stock Exchange Company Guide.

B.                          Compensation

Compensation of Executive Officers

The following table provides a summary of compensation of the Chief Executive Officer and  Chief Financial (collectively the “Named Executive Officers”).  There were no other executive officers whose salary plus bonus in the year ended December 31, 2007 was in excess of $150,000.

Summary Compensation Table

					Long-Term Compensation
					Awards
					Securities Under
	Annual Compensation				Options	Restricted
Name and				Other	(1)/	Shares /	Payouts
Position of Principal	Year	Salary	Bonus	Annual Compensation	SARs Granted(1)	Units Awarded	LTIP Payouts	All Other Compensation
		($)	($)	($)	(#)	(#)	($)	($)
Neil M. MacKenzie President and Chief Executive Officer (2)	2007	0	0	0	0	0	0	0

Daniel MacDonald President and Chief Executive Officer (3)	2007	125,000	0	0	750,000	0	0	0

Manjeet Dhillon Vice President, Finance and Chief Financial Officer	2007	157,500	0	0	25,000	0	0	0

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

(2)  Mr. MacKenzie was the President and Chief Executive Officer of Challenger from August 6, 2004 to July 1, 2007 (President) and August 15, 2007 (Chief Executive Officer)

(3)  Mr. MacDonald became the President of Challenger on July 1, 2007 and became the Chief Executive Officer on August 15, 2007.

Stock Option Plan

The Corporation’s stock option plan (the “Option Plan”), which was approved by the Corporation’s shareholders at a meeting held on November 30, 2005, and amended as approved by the Corporation’s shareholders at its Annual Meeting on May 30, 2006, provides that the Corporation can presently grant options to acquire a maximum of 6,000,000 Challenger Common Shares.

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

In respect to the Put Right, the board has the right to refuse the exercise of a put right by the option holder. The board has not settled options in cash. There is no expectation in any form or legal right that the board will settle the options in cash.

Options Granted During the Year Ended December 31, 2007

The following table sets forth the options to acquire Challenger Common Shares granted to the Named Executive Officers during the financial year ended December 31, 2007.

Name	Securities Under Options/SARs Granted	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($ /Security)	Market Value of Securities Underlying Options on the Date of Grant ($ /Security)	Expiration Date
	#	(%)
Neil M. MacKenzie President and Chief Executive Officer	0	0%	$—	$—	—

Daniel MacDonald President and Chief Executive Officer	750,000	97%	$2.50	$2.50	July 16, 2012

Manjeet Dhillon Vice President, Finance and Chief Financial Officer	25,000	3.0%	$2.74	$2.74	April 12, 2012

Aggregated Option Exercises During the Year Ended December 31, 2007 and Year-End Option Values

The following table sets forth information in respect of options exercised by the Named Executive Officers during Challenger’s most recently completed financial year, and the number of unexercised stock options and the value of the in-the-money stock options as at the most recently completed financial year.

Named Executive	Common Shares Acquired on	Aggregate Value	Unexercised Options at December 31, 2007 (#)		Value of Unexercised in-the- Money Options / SARs at December 31, 2007(1)
Officer(2)	Exercise (#)	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Neil Mackenzie President and Chief Executive Officer (2)	500,000	1,280,000	50,000	50,000	0	0

Daniel MacDonald President and Chief Executive Officer	—	—	250,000	500,000	0	0

Manjeet Dhillon Vice President, Finance and Chief Financial Officer	—	—	258,325	266,675	0	0

Notes:

(1)                        These amounts were calculated by multiplying the number of vested unexercised options (“Exercisable”) or unvested options (“Unexercisable”), as applicable, by the difference between the closing trading price of the Challenger Common Shares on the Exchange on December 31, 2007 ($2.10) and the exercise price of the relevant options.

(2)                        Mr. MacKenzie was the President and Chief Executive Officer of Challenger from August 6, 2004 to July 1, 2007 (President) and August 15, 2007 (Chief Executive Officer).

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation’s equity compensation plans as at December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by securityholders	5,670,000	$1.77	330,000
Equity compensation plans not approved by securityholders	NA	NA	NA
Total	5,670,000	$1.77	330,000

Compensation of Directors

During the year ended December 31, 2007, the Corporation paid no cash compensation to directors, other than out-of-pocket expenses. The Corporation had no arrangements, standard or otherwise, pursuant to which directors are compensated for their services in the capacities as directors, consultants, experts or for committee participation or special assignments by the Corporation during the most recently completed financial year. All directors are eligible to receive stock options under the Option Plan.

C.                          Board Practices

The current term of the board of directors is set to expire on the date of the next annual general meeting of shareholders.

The board of directors of Challenger has established an audit committee, a reserves committee and compensation, corporate governance and nomination committee. Please see Item 6.A, “Directors and Senior Management,” for details on membership in the audit committee, the reserves committee and the compensation, corporate governance and nomination committee. The following is a brief summary of the role and mandate of each of the committees:

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

Employment Contracts and Termination of Employment Arrangements

Except as disclosed below, there are no employment contracts or “change of control agreements” in place between the Corporation and any of its Named Executive Officers.

Manjeet Dhillon, the Corporation’s Chief Financial Officer, is a party to an employment agreement with the Corporation, which continues indefinitely until terminated in accordance with its terms. The employment agreement provides, among other things, for payment of the executive’s salary of $150,000 annually, and bonus and participation benefits and plans as provided and defined in the employment agreement. The employment agreement may be terminated by the Corporation without cause upon the payment of the pro rata portion of the executive’s annual base salary earned but not yet paid for services rendered up to and including the termination date, plus any outstanding vacation pay and expenses. The employment agreement also provides that upon termination by Challenger, the executive will be paid an amount equal to the annual base salary plus an amount equal to 15% of the annual base salary and a retiring allowance equal to six months of the executive’s annual base salary plus an amount equal to 15% of the executive’s annual base salary. The executive may terminate the employment agreement by providing the Corporation with one month’s advance written notice of the termination date.  The executive may terminate the employment agreement for a period of six months following a change of control, upon providing the Corporation with ten days’ written notice. If the executive elects to terminate the employment agreement upon a change of control, all unvested options and share purchase warrants (excluding those share purchase warrants that are in escrow pursuant to the policies of the TSX Venture Exchange) on the termination date shall vest on the termination date.

D.                          Employees

At December 31, 2007, the Corporation had no full-time field employees and three full-time office employees. In addition, the Corporation has nine consultants.

E.                            Share Ownership

Please see Item 6.A, “Directors and Senior Management” for details of share ownership for those individuals.

ITEM 7.                                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                          Major Shareholders

To the best of Challenger’s knowledge, no person owns, directly or indirectly, or exercises control or direction over, shares constituting more than 5% of the Challenger Common Shares as of March 31, 2008 (based on 42,777,547 Common Shares outstanding), except for the following persons:

Shareholder(3)	Number of Challenger Common Shares Beneficially Owned or Controlled	Percentage of Challenger Common Shares Owned or Controlled

Gregory S. Noval (1) Turner Valley, Alberta	4,306,200	10.1%

CamCap Energy Partners, LLC (2)	2,404,854	5.6%

Cambrian Capital L.P. / Cambrian Capital, LLC / Ernst von Metzsch / Roland von Metzsch (2) Manchester, MA	3,172,344	7.4%

Notes:

(1)                        Mr. Noval beneficially owns 4,306,200 Common Shares, which includes 3,250,000 Common Shares registered in the name of Bar-N Ghost Pine Ranch Ltd, which is controlled by Mr. Noval. Mr. Noval also owns 500,000 warrants, which are exercisable for Challenger Common Shares at an exercise price of $0.25 per share, at any time on or prior to September 30, 2010. In addition, Mr. Noval owns 500,000 options, 100,000 of which are exercisable for Challenger Common Shares at $2.25 per Challenger Common Share at any time on or prior to February 23, 2011 and 400,000 of which are exercisable for Challenger Common Shares at $2.25 per Common Share at any time on or prior to August 3, 2011.

(2)                        Shareholder names and number of Common Shares beneficially owned or controlled are based on a Schedule 13G/A filed on March 18, 2008.  The Schedule 13G/A additionally indicates as follows:  Each of CamCap Resources Offshore Master Fund, L.P. (the “Master Fund”) and CamCap Resources Partners, LLC (“CCRP”) beneficially owns 2,105,490 shares.  Shares reported for CCRP represent shares beneficially owned by the Master Fund, for which CCRP serves as general partner. Shares reported for CamCap Energy Partners, LLC (“CCEP”) represent shares beneficially owned by certain other private investment funds (the “Funds”) for which CCEP serves as general partner. Cambrian Capital, L.P. (“CCLP”) serves as the investment manager to the Master Fund and the Funds, and shares reported for CCLP represent the above-referenced shares beneficially owned by the Master Fund and the Funds. Cambrian Capital, LLC (“CCLLC”) is the general partner of CCLP. Ernst von Metzsch and Roland von

Metzsch are the managers of each of CCLLC, CCEP and CCRP, and in such capacities may be deemed to have voting and investment control over the shares reported herein for such entities. The shares reported include both shares currently held and shares issuable upon exercise of certain warrants currently held and exercisable within 60 days.  Each of the reporting persons disclaims beneficial ownership of all shares except to the extent of its pecuniary interest therein.

(3)                        The voting rights of the shareholders listed in the table are not different than those of other Challenger shareholders. As of December 31, 2007, approximately 32,777,520 Challenger Common Shares were held by 49 record holders.

B.                          Related Party Transactions

Challenger’s primary assets are its contractual relationships with Canadian Superior. Mr. Gregory Noval, who is the Chairman of the Board and a significant shareholder of Challenger, is the Executive Chairman of Canadian Superior. In addition, Challenger and Canadian Superior may rely on common personnel and as a result, potential conflicts of interest may exist In 2007, Challenger paid $6.1 million to Canadian Superior in respect to the Participation Agreement. In addition, the Corporation paid $34,788 in 2007 for services at commercial terms to a company controlled by a director of the Corporation and a company controlled by a director of the Corporation earned $26,973 from a gross overriding royalty on revenue earned from the Corporation’s Innisfail well There are other potential conflicts of interest to which the directors and officers of Challenger will be subject in connection with Challenger’s operations. As described in Item 6.A, “Directors and Senior Management”, some of Challenger’s directors and officers are involved in current positions with other companies whose operations may, from time to time, be in direct competition with those of Challenger or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Challenger.

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

In the case of Challenger’s current relationships with Canadian Superior, all potential conflicts of interest were fully disclosed to management and the board prior to approval of these transactions. Mr. Noval, Chairman of Challenger’s board, abstained from voting with respect to these matters.

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

ITEM 9.                                  THE OFFER AND LISTING

A.                          Offer and Listing Details

The following table sets forth the monthly high and low closing prices of Challenger Common Shares on the TSX Venture Exchange and American Stock Exchange since December 2007. Challenger Common Shares currently trade under the ticker symbol “CHQ” on the TSX Venture Exchange and previously traded under the ticker symbol “CHA”. Challenger Common Shares currently trade under the ticker symbol “CHQ” on the American Stock Exchange.

	TSX Venture Exchange		American Stock Exchange
Month	High($)	Low($)	High($)	Low($)

December 2007	2.40	1.75	2.56	1.73
January 2008	4.93	2.17	4.84	2.20
February 2008	5.10	3.71	5.08	3.75
March 2008	3.89	3.18	3.81	3.10
April 2008	3.71	3.05	3.70	3.06
May 2008	4.80	3.90	4.87	3.83

The following table sets forth the high and low closing prices of Global’s common shares, or the Challenger Common Shares, as applicable, on the TSX Venture Exchange and the American Stock Exchange (1) annually for the five most recent full financial years and (2) quarterly for each full financial quarter in  the two most recent full financial years . Global’s common shares traded under the ticker symbol “GXE.H” on the NEX board of the TSX Venture Exchange and previously traded under the ticker symbol “USV.H”.

	TSX Venture Exchange		American Stock Exchange
Year/ Quarter	High($)	Low($)	High($)	Low($)

Fiscal year ended December 31, 2003	—	—
Fiscal year ended December 31, 2004	0.025	0.020
Fiscal year ended December 31, 2005	2.000	0.020
Fiscal year ended December 31, 2006	3.74	1.85
Fiscal year ended December 31, 2007	2.87	1.48	2.64	1.64

First Quarter 2006	3.74	2.20
Second Quarter 2006	2.69	1.85
Third Quarter 2006	2.60	2.00
Fourth Quarter 2006	2.75	2.02

First Quarter 2007	2.87	2.37	2.44	2.15
Second Quarter 2007	2.85	2.50	2.64	2.20
Third Quarter 2007	2.74	1.48	2.59	1.51
Fourth Quarter 2007	2.40	1.62	2.56	1.64

First Quarter 2008	5.10	2.17	5.08	3.06

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

(2)                        Challenger Common Shares commenced trading on the American Stock Exchange on January 29, 2007.

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

B.                          Memorandum and Articles of Association

This information was previously provided in the Corporation’s Registration Statement filed on Form 20-F/A (Reg. No. 000-52030) on December 1, 2006.

C.                          Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contracts to which Challenger has been a  party within the two years prior to the date of this Annual Report, which can reasonably be regarded as presently material are the following:

1.                             the Farm-out Agreement between Challenger and Canadian Superior dated November 2004, as amended and restated in December 2005;

2.                             the Participation Agreement between Challenger and Canadian Superior dated November 2004, as amended and restated in December 2005;

3.                             the Trinidad Participation Agreement between Challenger and Canadian Superior Trinidad and Tobago Ltd. dated November 2004, as amended and restated in December 2005; and

4.                             the Escrow Agreements dated November 30, 2005.

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

The discussion below for U.S. Holders may not apply to certain single member non-corporate entities that are treated as owned by a non-U.S. Holder. If a partnership holds Challenger Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. We recommend that investors which are single member non-corporate entities or partners in partnerships holding Challenger Common Shares consult with their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary is based on the Convention, the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein possibly on a retroactive basis. It is for general guidance only and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the Code, including, but not limited to, tax exempt organizations, pass through entities, certain financial institutions, insurance companies, dealers in securities or foreign currencies, traders in securities electing to mark to market, U. S. Holders who acquired their Challenger Common Shares through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan, U.S. persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of Challenger’s shares by voting power or by value. We recommend that persons considering the purchase of Challenger Common Shares consult their tax advisors with regard to the application of the income tax laws of the United States and any other taxing jurisdiction to their particular situations.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any investor, and no representation with respect to the tax consequences to any particular investor is made. We recommend that e investors consult their own tax advisors with respect to the income tax considerations relevant to them, having regard to their particular circumstances.

Dividends

Subject to the discussion regarding passive foreign investment companies (“PFICs”) below, a U.S. Holder generally will recognize, to the extent of Challenger’s current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of distributions (including constructive dividends) on the Challenger Common Shares equal to the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax).

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

Subject to the discussion regarding PFICs below, with respect to non-corporate U.S. investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to U.S. federal income tax at reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Convention meets these requirements.

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

Dispositions

Subject to the discussion regarding PFICs below, upon a sale or exchange of a Challenger Common Share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale or exchange (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition) and the tax basis of such Challenger Common Share. Such gain or loss will be a long term capital gain or loss if the Challenger Common Share has been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder which is a corporation. For both corporate and non-corporate taxpayers, limitations apply to the deductibility of capital losses.

Passive Foreign Investment Company

The rules governing PFICs can have significant adverse tax effects on U.S. Holders.  Challenger could be classified as a PFIC if, for any taxable year, either: (a) 75% or more of its gross income is “passive income,” which generally includes interest, dividends, certain gains from the sale or exchange of shares or securities and some types of rents and royalties, or (b) on average, 50% or more of Challenger’s assets, by fair market value, or, in some cases, by adjusted tax basis, produce or are held for the production of “passive income.”

Management believes, but cannot definitively determine, that Challenger may constitute a PFIC for the 2007 taxable year because, as of December 31, 2007, more than half of its assets may be passive assets for purposes of the PFIC rules.  There are two reasons management cannot definitively determine whether Challenger is a PFIC.  First, it is unclear how the Participation Agreement and various other interests in oil and gas properties should be valued for this purpose.  Second, it is unclear whether the Participation Agreement and various other interests in oil and gas properties will generate passive income and thereby be passive assets.  In the future, Challenger may cease to be a PFIC if Challenger generates income by extracting and selling oil and gas so that (i) less than 75% of its income is passive income and (ii) less than 50% of its assets are passive assets (i.e. assets that produce or are held for the production of passive income).

If Challenger is a PFIC, there will likely be significant negative effects on U.S. Holders.  For example, if Challenger is a PFIC, unless U.S. Holders make a mark-to-market election with respect the Challenger Common Shares or make an election to treat Challenger as a qualified electing fund (a “QEF Election”), it is likely that U.S. Holders will be subject to the PFIC rules with respect to all gains from the disposition of Challenger Common Shares and all or a portion of the actual distributions received from Challenger (the portion of the actual distribution that exceeds 125% of the average amount of distributions received during the preceding 3 years).  The PFIC rules allocate such income ratably to each day in the U.S. Holder’s holding period, and those portions of the excess distribution allocated to prior PFIC years are taxed at the highest tax rate (35% for 2008) for the year(s) to which allocated and subject to an interest charge (currently approximately 5% for corporations (and approximately 6% for individuals)).  The tax and interest determined under the PFIC rules are added to the tax liability for the U.S. Holder for the current taxable year.

Generally, U.S. Holders may make a mark-to-market election in respect of “marketable stock” of a PFIC and elect out of the tax treatment discussed above.  The mark-to-market election is available only for “marketable stock”, which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Challenger Common Shares are listed on the TSX Venture Exchange and the American Stock Exchange and, consequently, U.S. Holders of Challenger Common Shares should be able to make the mark-to-market election in respect of such U.S. Holders’ Common Shares.

A U.S. Holder that has made a valid mark-to-market election for such U.S. Holder’s Challenger Common Shares, will include in income in each year an amount equal to the excess, if any, of the fair market value of the Challenger Common Shares as of the close of the U.S. Holder’s taxable year over the U.S. Holder’s adjusted basis in such Challenger Common Shares. A U.S. Holder that has made a mark-to-market election is generally allowed a deduction for the excess, if any of the adjusted basis of such U.S. Holder’s Challenger Common Shares over their fair market value as of the close of the taxable year.  Consequently, if the value of the Challenger Common Shares declines during a taxable year, the U.S. Holder will be allowed a deduction for such decline in value, but only to the extent of any net mark-to-market gains on the Challenger Common Shares included in the U.S. Holder’s income for prior taxable years.

Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the U.S. Holder’s Challenger Common Shares are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the U.S. Holder’s Challenger Common Shares, as well as to any loss realized on the actual sale or disposition of the Challenger Common Shares while Challenger is a PFIC, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Challenger Common Shares.  The U.S. Holder’s basis in the Challenger Common Shares will be adjusted to reflect any such income or loss amounts.  Generally, the same tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by Challenger if a U.S. Holder has made a mark-to-market election, except that the lower applicable capital gains rates would not apply.

A U.S. Holder that has made a mark-to-market election will only include mark-to-market gain or loss with respect to such U.S. Holder’s Challenger Common Shares for any taxable year for which Challenger is a PFIC.  Thus, if a U.S. Holder sells or disposes of such U.S. Holder’s Challenger Common Shares in a year in which Challenger is not a PFIC, the U.S. Holder should have capital gain rather than ordinary income on any gain recognized on such sale or other disposition.  Such capital gain may be long term capital gain if the U.S. Holder has held the Challenger Common Shares for a period of one year after Challenger was no longer a PFIC.

The mark-to-market election does not terminate if Challenger ceases to be a PFIC.  Thus, if Challenger is a PFIC in a year after it was not a PFIC, the U.S. Holder must apply the mark-to-market rules for that year and any subsequent years in which Challenger is a PFIC.  The rules in respect of the mark-to-market election and PFICS generally are complicated and U.S. Holders should consult their tax advisors about the application of these rules to their particular circumstances.

Alternatively, if U.S. Holders make a QEF Election, such U.S. Holders will be currently taxed on such U.S. Holders’ pro rata share of Challenger’s earnings.  Investors should, however, be aware that Challenger has no current plans to provide U.S. Holders with information as to its status as a PFIC or to comply with any record keeping, reporting or other requirements of the Code, applicable to PFICs.  Consequently, it is extremely unlikely that U.S. Holders will be able to make an effective QEF Election.

Unless U.S. Holders make a mark-to-market election or a QEF Election in respect of their Challenger Common Shares, U.S. Holders will generally be subject to increased tax liability in respect of gain recognized on the sale of the Challenger Common Shares or upon receipt of certain distributions as described above.   It should be noted, however, that tax exempt investors, including entities exempt from tax under Section 501(c)(3) of the Code and pension funds exempt under Section 401 of the Code are generally not subject to these PFIC rules.

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

ITEM 11.                           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to all of the normal risks inherent within the oil and gas sector, including commodity price risk, foreign-currency rate risk, interest rate risk and credit risk. We manage our operations in a manner intended to minimize our exposure.

Foreign Exchange Risk

Our functional currency is the Canadian dollar and our activities are predominantly executed using both the US and Canadian dollar. For the year ended December 31, 2007, all sales were earned in Canadian dollars, the majority of expenses were paid to Canadian companies and denominated in Canadian dollars, and the financings were in Canadian dollars with the majority of funds received from Canadian Markets. We have done a limited number of financings and we are not subject to significant operational exposures due to fluctuations in these currencies. We have not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time. However, at certain times of the year, the Corporation may hold a large part of its cash balance in U.S. dollars (as its Participation Agreement obligations are due in U.S. dollars) and for 2007 recorded an unrealized foreign exchange loss of $791,838. This loss is subject to fluctuation in the exchange rate between Canada and the United States. The Canadian/U.S. currency exchange rate also influences commodity prices received by Canadian producers as natural gas production is ultimately priced in U.S. dollars.

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

ITEM 14.                           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                           CONTROLS AND PROCEDURES

The Corporation’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Corporation concluded that the Corporation’s disclosure controls and procedures were effective as of December 31, 2007.

This annual report does not include an attestation report of the Corporation’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for non-accelerated filers.

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

ITEM 16C.                  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by the Corporation’s principal accountant for the audit of the Corporation’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements were $68,000 for the year ended December 31, 2007and $136,700 for the year ended December 31, 2006.

Audit-Related Fees

The aggregate fees billed for assurance and related services by the Corporation’s principal accountant that were reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees” above were $0 for the years ended December 31, 2007 and December 31, 2006.

Tax Fees

The aggregate fees billed for professional services rendered by the Corporation’s principal accountant for tax compliance, tax advice, and tax planning were $850 in the years ended December 31, 2007 and $0 in the year ended December 31, 2006.

All Other Fees

The aggregate fees billed for products and services provided by the Corporation’s principal accountant, other than the services disclosed above, were $0 for the years ended December 31, 2007 and December 31, 2006.

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

The following financial statements as required under Item 17 are attached to or incorporated by reference in this annual report.

•                  Audited Financial Statements for the year ended December 31, 2007 and year ended December 31, 2006, including reconciliation between Canadian Generally Accepted Accounting Principles and U.S. Generally Accepted Accounting Principles.

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

Amended and Restated Farm-out Agreement (confidential treatment has been requested for certain portions of this Exhibit and such confidential portions have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Challenger’s Form 20-F/A filed on November 7, 2006)

Exhibit 4(b)	–

Amended and Restated Participation Agreement (confidential treatment has been requested for certain portions of this Exhibit and such confidential portions have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Challenger’s Form 20-F/A filed on November 7, 2006)

Exhibit 4(c)	–

Amended and Restated Trinidad Participation Agreement (confidential treatment has been requested for certain portions of this Exhibit and such confidential portions have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Challenger’s Form 20-F/A filed on November 7, 2006)

Exhibit 4(d)	–	Amalgamation Agreement (incorporated by reference to Challenger’s Form 20-F/A filed on November 7, 2006)
Exhibit 12(a)*	–	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12(b)*	–	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13(a)*	–	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13(b)*	–	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 15(a)*	–	Consent of Meyers Norris Penny LLP
Exhibit 15(b)*	–	Consent of Chapman Petroleum Engineering Ltd.
Exhibit 15(c)	–	Annual Information Form for the year ended December 31, 2007 dated March 20, 2008 (incorporated by reference to Challenger’s Form 6-K filed on March 27, 2008)
Exhibit 15(d)*	–	Management’s Discussion and Analysis for the years ended December 31, 2007 and December 31, 2006
Exhibit 15(e)	–

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

Dan MacDonald

President and Chief Executive Officer

Report of Independent Registered Chartered Accountants

We have audited the consolidated balance sheets of Challenger Energy Corp. as at December 31, 2007 and 2006 and the consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

CALGARY, CANADA	MEYERS NORRIS PENNY LLP
March 13, 2008	INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of explanatory paragraphs (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 13, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the report of the independent registered chartered accountants when these are properly accounted for and adequately disclosed in the financial statements.

CALGARY, CANADA	MEYERS NORRIS PENNY LLP
March 13, 2008	INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Challenger Energy Corp.

Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(audited)

Challenger Energy Corp.
Consolidated Balance Sheets

As at December 31

($CDN)

	2007	2006
ASSETS
Current
Cash and cash equivalents	$4,944,175	$8,490,137
Accounts receivable	125,998	98,724
Prepaids	5,500	—
	5,075,673	8,588,861

Petroleum and natural gas properties (Note 4)	28,228,964	10,753,495
	$33,304,637	$19,342,356

LIABILITIES
Current
Accounts payable and accruals	$11,313,969	$206,656
	11,313,969	206,656

Asset retirement obligation (Note 12)	3,541	3,249
	11,317,510	209,905

Shareholders’ Equity
Share capital (Note 5b)	18,188,334	16,753,896
Warrants (Note 5e)	243,316	3,600,589
Special warrant subscriptions (Note 5f)	3,063,162	—
Contributed surplus (Note 6)	8,008,940	1,850,235
Deficit	(7,516,625)	(3,072,269)
	21,987,127	19,132,451
Going concern (Note 1)
Related party transactions (Note 11)
Commitments and contingencies (Note 13)
	$33,304,637	$19,342,356

Approved on behalf of the Board of Directors:

“Greg Noval” (signed)
Greg Noval

“Dan MacDonald” (signed)
Dan MacDonald

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.
Consolidated Statement of Loss, Comprehensive Loss & Deficit

For the years ended December 31

($CDN)

	2007	2006	2005

Revenue
Oil and natural gas sales	$154,745	$167,906	48,808
Royalties net of royalty tax credit	(45,571)	(42,694)	(6,671)
Net Production Revenue	109,174	125,212	42,137

Interest on deposits	257,634	414,888	4,101
	366,808	540,100	46,238

Expenses
Stock-based compensation	2,873,194	1,893,009	102,158
Office and administration	708,646	398,126	38,453
Professional fees	256,646	551,941	324,217
Depletion, depreciation and accretion	107,704	171,779	17,901
Listing fees	44,711	12,543	30,817
Miscellaneous	15,872	16,070	2,683
Production and operating costs	12,553	27,348	6,162
	4,019,326	3,070,816	522,391

Net loss from operations	(3,652,518)	(2,530,716)	(476,153)
Foreign exchange (loss) gain	(791,838)	8,219	—
Net loss & comprehensive loss for the year	(4,444,356)	(2,522,497)	(476,153)

Deficit at beginning of year	(3,072,269)	(549,772)	(49,059)
Global Express amalgamation (Note 1)	—	—	(24,560)
Deficit at end of year	$(7,516,625)	$(3,072,269)	(549,772)

Loss per share (Note 7)	$(0.14)	$(0.08)	$(0.03)

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.
Consolidated Statements of Cash Flows

For the years ended December 31

($CDN)

	2007	2006	2005

Cash provided by (used for) the following:
Operating
Net loss	$(4,444,356)	$(2,522,497)	(476,153)
Items not involved in cash for operations
Foreign exchange loss (gain)	791,838	(8,219)	—
Depletion, depreciation and accretion	107,704	171,779	17,901
Stock-based compensation	2,873,194	1,893,009	102,158
Change in non cash working capital	(155,070)	16,594	15,584
	(826,690)	(449,334)	(340,510)

Financing
Issue of Common Shares (net of issue costs)
Issue of Special Warrants (net of issue costs)(note 5(f))	1,092,158	18,038,575	1,512,000
	3,063,162	—	—
	4,155,320	18,038,575	1,512,000

Investing
Acquisition of petroleum and natural gas assets	(17,649,785)	(10,255,199)	(525,750)
Change in non cash working capital	11,567,031	—	—
	(6,082,754)	(10,255,199)	(525,750)

(Decrease) Increase in cash and cash equivalents	(2,754,124)	7,334,042	645,740
Foreign exchange (loss) gain	(791,838)	8,219	—
	(3,545,962)	7,342,261	645,740
Cash and Cash Equivalents at Beginning of Year	8,490,137	1,147,876	502,136
Cash and Cash Equivalents at End of Year	$4,944,175	$8,490,137	$1,147,876

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

1.                                      Incorporation and nature of operations

Challenger Energy Corp. (“Challenger” or the “Company”) is a natural gas exploration and production company with its primary emphasis on exploration of natural gas offshore Nova Scotia, Canada and offshore the Republic of Trinidad and Tobago and Challenger was incorporated on August 6, 2004 under the Canada Business Corporations Act. In November 2004, Challenger entered into a farm-out agreement (the “Farm-out Agreement”) with Canadian Superior Energy Inc. (“Canadian Superior”), a participation agreement with Canadian Superior (the “Participation Agreement”) and a participation agreement (the “Trinidad Participation Agreement”) with Canadian Superior Trinidad and Tobago Ltd., a wholly owned subsidiary of Canadian Superior.

Pursuant to the Participation Agreement, Challenger has the right to earn up to a 25% interest in a production-sharing contract between Canadian Superior and the government of the Republic of Trinidad and Tobago relating to the exploration and development of land designated as “Block 5(c)” located offshore the Republic of Trinidad and Tobago. Pursuant to Challenger’s rights under the Participation Agreement, Challenger is required to pay 1/3 of the costs and expenses paid by Canadian Superior relating to certain wells and the work program described by the production-sharing contract. Challenger and Canadian Superior are related parties, as the Chairman and director of Challenger is also the Chairman and a director of Canadian Superior. On August 16th, 2007 Canadian Superior announced that BG International Limited (“BG”), a wholly owned subsidiary of BG Group plc, would join the drilling consortium on Block 5 (c) offshore Trinidad. BG has a right to earn from Canadian Superior up to 30% interest in the above mentioned production-sharing contract by paying 40% of the costs and expenses mentioned above.

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

Pursuant to the Farm-out Agreement, Challenger may also earn a 25% interest in Canadian Superior’s Mariner project offshore Nova Scotia by payment of a 1/3 share of the cost and expenses associated with drilling a test well on the Mariner project land. Provided that Challenger has earned an interest in the Mariner project pursuant to the Farm-out Agreement, it shall have a further option to participate and earn a 25% interest by paying a 1/3 share of the costs of drilling wells on Canadian Superior’s Marauder project lands and Marconi project lands, both offshore Nova Scotia, Canada.

Going concern and economic dependence

The Company is in the exploration stage and is publicly traded on the TSX Venture Exchange and the American Stock Exchange. As at December 31, 2007, the Company is in the process of exploring its oil and gas properties in Trinidad and Tobago as well as Canada with its joint venture partners (BG and Canadian Superior) and has not yet determined whether these properties contain reserves that are economically recoverable. Testing results for the first of the three exploration wells on Block 5(c) in the Republic of Trinidad and Tobago were announced subsequent to December 31, 2007.

The Company’s ability to continue to participate in the Participation Agreement, and any future participation in the Trinidad Participation Agreement and the Farm-out Agreement is entirely dependent on Canadian Superior Energy Inc., fulfilling its obligations and meeting its terms of its contracts with the respective governments. The Company’s contracts are with Canadian Superior Energy Inc. and the respective governments have no obligations to Challenger Energy Corp. During the year ended December 31, 2007, substantially all of Challenger’s investing activities were in respect to Challenger Energy Corp. paying 1/3 of the costs and expenses paid by Canadian Superior relating to certain wells and the work program described by the production-sharing contract between Canadian Superior Energy Inc. and the Government of Trinidad and Tobago. The recoverability of amounts shown for oil and gas properties are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, Canadian Superior fulfilling its obligations and upon future profitable production or proceeds from the disposition thereof.

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

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

1.              Incorporation and nature of operations (continued)

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

Cash and cash equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less,

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

2.                                      Significant accounting policies (continued)

P&NG properties

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

The Company performs a ceiling test in a two-stage test performed at least annually:

i)              Impairment is recognized if the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost or market of unproven properties exceeds the estimated future cash flows from proved oil and gas reserves, on an undiscounted basis, using forecast prices and costs.

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

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

2.        Significant accounting policies (continued)

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

Non-Monetary Consideration

Shares, agent’s warrants, stock options and other equity instruments issued as purchase consideration in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. The fair value of the shares issued is based on the trading price of those shares on the TSX.V on the date of the agreement to issue shares as determined by the Board of Directors.

Joint Ventures

The Company’s exploration and development activities related to oil and gas are conducted jointly with others. The accounts reflect only the Corporation’s proportionate interest in such activities.

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

2.                                      Significant accounting policies (continued)

instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization. The methods used by the Company in determining fair value of financial instruments are unchanged as a result of implementing the new standard.

Cash and cash equivalents are designated as “held-for-trading” and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues are designated as “loans and receivables”. Accounts payable and accrued liabilities are designated as “other liabilities”.

3.                                      Recent accounting pronouncements

Standards of Financial Statement Presentation

In June 2007, the CICA released new Handbook Section 1400, General Standards of Financial Statement Presentation, effective for annual and interim periods beginning on or after January 1, 2008. This new section provides additional guidance related to management’s assessment of the Company’s ability to continue as a going concern. This revision is effective for fiscal years beginning on or after October 1, 2008. The Company does not anticipate any significant impact to its financial statements as a result of the new disclosure recommendations in this section.

Financial Instruments and Capital Disclosures

In December 2006, the CICA released new Handbook Sections 1535, Capital Disclosures, Section 3862, Financial Instruments-Disclosures, and Section 3863, Financial Instruments-Presentation, effective for annual and interim periods relating to fiscal years beginning on or after October 1, 2007. Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 will replace section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company will begin application of these sections effective January 1, 2008.

Harmonizing Of Canadian and International Standards

In March 2006, the Accounting Standards Board of the CICA released its new strategic plan which will abandon Canadian GAAP and affect a complete convergence to the International Financial Reporting Standards. At the end of a transitional period of approximately five years, Canadian GAAP will cease to exist as a separate, distinct basis of financial reporting for public companies. The Company will closely monitor changes arising from this proposed convergence.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

4.                                      Petroleum and Natural Gas Properties

		Accumulated
		Depletion and
	Cost	Amortization	Net
2007
Petroleum and natural gas properties – Canada	$577,223	$237,063	$340,160
Petroleum and natural gas properties – Trinidad	27,947,091	58,287	27,888,804
Total	$28,524,314	$295,350	$28,228,964
2006
Petroleum and natural gas properties – Canada	$576,473	$129,652	$446,821
Petroleum and natural gas properties – Trinidad	10,364,961	58,287	10,306,674
Total	$10,941,434	$187,939	$10,753,495

At December 31, 2007 the Company has excluded $27,888,804 (2006 - $10,306,674) of oil and gas properties relating to unproved properties from costs subject to depletion, which relate to its interests in Trinidad and Tobago. General and administrative expenses totalling $438,776 (2006 - $224,065) were directly related to exploration and development activities and have been capitalized for the year ended December 31, 2007. In 2006, the Company had invested $58,287 in a bid package on a separate block in Trinidad, however, it decided not to pursue this and fully depreciated this during 2006.

The benchmark prices, on which the ceiling test is based, were prepared by independent engineers as at December 31, 2007 are as follows:

Year	ABCO Spot $ /mmbtu	NGL $/BBL
2008	7.00	64.05
2009	7.70	58.67
2010	7.95	54.74
2011	7.95	51.53
2012	7.90	50.87
2013	8.11	50.87

Benchmark prices increase at a rate of 2.0% per year for gas after 2013. Adjustments were made to the benchmark prices above, for purposes of the ceiling test, varied delivery points and quality differentials in the products delivered, For the year ended December 31, 2007 and 2006 no ceiling test write-down was required.

5.                                      Share capital

a) Authorized

Unlimited number of voting common shares

Unlimited number of First Preferred shares and Second Preferred shares

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

5.             Share capital (continued)

b) Issued share capital:

	Number	Amount
Common shares
Balance at December 31, 2005	22,599,564	$2,019,750
Private Placement (net of value attributed to attached warrants)	8,644,444	16,143,319
Issue costs	—	(1,416,423)
Warrants Exercised	100,000	7,250
Balance at December 31, 2006	31,344,008	$16,753,896
Warrants Exercised	923,512	1,328,898
Options Exercised	510,000	105,530
Balance at December 31, 2007	32,777,520	$18,188,334

At December 31, 2007, a total of 3,960,000 common shares were held in escrow (December 31, 2006: 7,620,000) and are scheduled for release as follows:

Number
Common Shares in Escrow at December 31, 2007	3,960,000
June 9, 2008	(1,980,000)
December 9, 2008	(1,980,000)
Common Shares in Escrow at December 31, 2008	—

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

			Weighted
		Weighted	Average
	Number of	Average	Expiry
	Options	Exercise price	(years)
Balance, December 31, 2005	1,800,000	$0.13	4.2
Granted	3,420,000	2.17	4.3
Balance, December 31, 2006	5,220,000	$1.47	4.0
Exercised	(510,000)	0.14	2.3
Granted	980,000	2.50	4.5
Forfeited	(20,000)	2.25	3.1
Balance, December 31, 2007	5,670,000	$1.77	3.3

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

5.             Share capital (continued)

In respect to the 5,670,000 shares options outstanding, 3,321,400 were exercisable at December 31, 2007 (December 31, 2006: 900,000).

Details of stock options outstanding at December 31, 2007 are as follows:

Number	Exercise Price	Expiry Date	Exercisable
1,000,000	$0.10	2010	1,000,000
300,000	0.25	2010	300,000
75,000	1.95	2012	—
380,000	2.10	2011	195,000
2,860,000	2.25	2011	1,306,400
150,000	2.29	2011	150,000
750,000	2.50	2011	250,000
155,000	2.74	2012	120,000
5,670,000			3,321,400

e) Share Purchase Warrants issued:

In the year ended December 31, 2006, the Company issued 8,644,444 units for gross proceeds of approximately $19.5 million, relating to a best efforts unit offering. Each $2.25 unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitled the holder to purchase a common share until December 31, 2006 at a price of $2.75 per common share. The weighted average fair value per each warrant was estimated to be $0.77. On December 18, 2006 the TSX Venture exchange consented to the extension of the expiry date for these warrants to February 28, 2007. The Company calculated the fair value of the warrant extension using the Black Scholes option pricing model was estimated to be $0.05 per warrant or $177,211 which was recognized as part of the stock based compensation expense in the income statement.

Details of warrants outstanding at December 31, 2007 are as follows:

	Number of Warrants	Amount ($ )	Weighted Average Exercise Price ($ )	Weighted Average Expiry (years)

Balance at December 31, 2005	1,500,000	104,063	0.18	3.54
Issued Warrants in private placement	4,322,222	3,306,680	2.75	0.84
Stock based compensation		192,096	—	—
Warrants exercised	(100,000)	(2,250)	0.05	3.04
Balance at December 31, 2006	5,722,222	3,600,589	2.12	0.73
Stock based compensation		11,157	—	—
Warrants exercised	(923,512)	(309,250)	1.10	0.52
Warrants expired	(3,998,710)	(3,059,180)	2.75	0.00
Balance at December 31, 2007	800,000	243,316	0.18	2.48

At December 31, 2007, a total of 300,000 warrants were held in escrow and are scheduled for release in accordance with the release schedule outlined for common shares; 150,000 warrants on each date as outlined in note 5(b).

The stock based compensation expense for 2006 includes the charge for revaluation of warrant expiry date extension of $177,211.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

5.             Share capital (continued)

f) Special Warrant Subscriptions

On or about November 29, 2007, the Company entered into special warrant agreements where each Special Warrant was exchangeable into one common share. These special warrants were purchased for Cdn$1.80 per Special Warrant. The company issued 1,875,027 Special Warrants for total gross proceeds of $3,375,049, net of issue costs of $311,887. Subsequent to December 31, 2007, these special warrants were deemed exercised upon the qualification of distribution of 1,875,027 common shares by means of short form prospectus on January 16, 2008.

6.             Contributed Surplus

Changes in contributed surplus are as follows:

Balance at December 31, 2005	$19,939
Stock Based Compensation	1,830,296
Balance at December 31, 2006	$1,850,235
Warrants Expired	3,059,180
Stock Based Compensation	3,132,555
Options Exercised	(33,030)
Balance at December 31, 2007	$8,008,940

7.             Loss per share

The basic weighted average number of shares for the year ended December 31, 2007, is 32,277,144 (year ended December 31, 2006: 29,856,416). Diluted loss per common share has not been disclosed as the effect of common shares issuable upon the exercise of share options and warrants is anti-dilutive.

8.             Stock-based compensation

During the year ended December 31, 2007, 980,000 options (December 31, 2006 – 3,420,000 at $2.18) were granted on common shares with a weighted average exercise price of $2.50 per share. The options remaining at December 31, 2007 vest over a period of two to three years, and expire five years from the issue date. During the year ended December 31, 2007, $3,143,710 of stock based compensation (December 31, 2006 – $1,830,296) was recognized with an offsetting credit to contributed surplus.

The fair value of the options and warrants issued was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk free interest rate (%)	4.1 to 4.3%	3.5 to 4.5%
Expected volatility (%)	96-106%	26-93%
Expected life (years)	5	0.21-5
Expected dividends	—	—

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

9.             Income Taxes

	Year ended December 31, 2007	Year ended December 31, 2006
Future Income Liabilities
Petroleum & Natural Gas
Assets	$(128,495)	$(5,715)

Future income tax assets
Petroleum & Natural Gas
Assets	138,134
Share Issue Costs	394,715	335,409
Tax Losses Carried forward	678,050	491,932
Valuation Allowance	(1,082,404)	(821,626)
Future Income Tax Liability	—	—

The income tax recovery differs from the amount that would be expected by applying the current tax rates of 32.1% (December 31, 2006 - 34.0%, 2005 – 33.6%) for the following reasons:

	2007	2006	2005
Loss before taxes	$(4,444,356)	$(2,522,497)	(460,303)
Expected Tax Recovery	1,426,638	857,649	154,754
Tax effect of expenses not deductible for tax purposes:
Stock based Compensation	(1,001,303)	(643,623)	(34,346)
Unrealized Foreign Exchange Loss	(254,180)
Resource Allowance	—	(20,164)	—
Tax effect of Share Issuance Costs	92,282	419,261	—
Tax adjustment from Rate Change	(19,483)	(56,903)	—
Tax adjustment from review of prior year returns	16,824
Other	—	—	(9,949)
Valuation Allowance	(260,778)	(556,220)	(110,459)
Future income tax recovery	—	—	—

At December 31, the Company had the following non-capital losses available for deduction against future taxable income:

	2007	2006
Non-capital losses	$2,099,959	$1,662,000

The non-capital losses will expire as follows:

2008	157,000
2009	198,000
2010	22,000
2011	29,000
2015	259,000
2026	517,000
2027	1,108,000

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

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

Credit concentration risk

Accounts receivable from one customer in connection with oil and gas production represents 48% (December 31, 2006 - 49%) of total accounts receivable as at December 31, 2007. The Company believes that there is minimal risk associated with the collection of these amounts.

Foreign currency risk

The Company is exposed to foreign currency fluctuations in relation to cash, certain accounts receivable and accounts payable which are denominated in U.S. dollars. In addition, the Company has certain commitments denominated in U.S. dollars as described in note 13. As at December 31, 2007 and December 31, 2006, the following items are denominated in U.S. currency:

	2007	2006
Cash	$4,805,487	$7,185,151
Accrued liabilities	11,359,596	—
Accounts payable	9,061	55,652

11.       Related party transactions

The Company has entered into agreements with Canadian Superior Energy Inc. (“Canadian Superior”), which is a related party, as the Chairman and director of the Company is also the Executive Chairman, and a Director of Canadian Superior. As a result of the foregoing, related party transactions have occurred between the Company and Canadian Superior and may also occur in the future. In the year ended December 31, 2007, $8,250 (December 31, 2006 - $30,000) was paid by the Company to Canadian Superior in respect to office rent. As at December 31, 2007, the Company has accrued $9.3 million U.S. dollars as owing to Canadian Superior in relation to its Participation Agreement in Block 5(c) (Note I). Any improperly billed costs to Canadian Superior from its contractors have not been invoiced to the Company and will not be until resolution. In addition, the Company has paid $34,788 (December 31, 2006 - $30,242) for services at commercial terms to a company controlled by a Director of the Company. A company controlled by a director of the Company earned $26,973 (December 31, 2006 - $30,223) from a gross overriding royalty on revenue earned from the Company’s Innisfail well. At December 31, 2007, $16,318 (December 31, 2006 - $32,749) remains owing from a company controlled by a director of the Company. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.       Asset Retirement Obligation

The Company has estimated the total undiscounted cash flows required to settle its asset retirement obligation to be approximately $6,000, which will be incurred between 2010 and 2012.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

13.         Commitments and contingencies

In respect to the Block 5(c) Participation Agreement (Note 1), the Company is also obligated to pay its 1/3 of Canadian Superior’s costs incurred to that date as set-out in the production sharing contract. With its April 1, 2006 payment of $2.9 million, the Company is committed to participate in three wells in Block 5(c) with Canadian Superior. The total estimate for the Company’s share of drilling and potential abandonment costs of the first exploration well is estimated at $22.3 million (this figure may climb up to $26.1 million depending on resolution of costs in dispute between operator and contractors) and for the Company’s share of costs for testing and completion of the well is estimated at $8 million. As of December 31, 2007, the Company has funded $16.0 million ($2.9 million April 1, 2006 payment and $13.1 million towards the first exploration well) of its obligations towards the Block 5(c) Participation Agreement and has accrued further obligations of $9.1 million towards Company’s share of drilling costs and $2.1 million towards testing and completion. The estimate for Challenger’s share of the drilling and potential abandonment costs of the three well commitment is $70 million (with potential testing costs of $6 to $8 million per well). For each of the three wells, the actual costs to fund the Company’s one- third share is unknown to date and can only be estimated. The actual funding costs may be higher or lower. The obligations to Canadian Superior are due in US dollars (the Company holds the majority of its cash in US funds) and therefore, the Company’s projected funding obligation is subject to the actual costs incurred by Canadian Superior and fluctuations in exchange rate.

The Company, as a result of the reverse takeover and merger with Global Express Energy (“Global”) (described in Note 1 of the Company’s annual financial statements), Global was named as defendant in a lawsuit by National Income Protection Plan Inc. (formerly Assure Health Management), seeking to recover damages allegedly sustained by them as a result of breach of an implied term in the contract between the parties. Accordingly, through the reverse take-over and a merger with Global, the Company is a party to the litigation. The Company has been indemnified by a third party for any costs or damages that may result from this claim. In the opinion of the Company and indemnifying third party, the action is without merit. The plaintiff is seeking costs and damages in the amount of approximately $700,000 and the Company and the indemnifying party are aggressively dealing with this matter.

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

As at and for the period ended December 31, 2005 there are no reconciling items to the balance sheet and the statement of loss and deficit between Canadian GAAP and U.S. GAAP. As at and for the period ended December 31, 2006 and 2007 reconciling items to the balance sheet and the statement of loss and deficit between Canadian GAAP and U.S. GAAP are described below:

The application of U.S. GAAP results in the following differences to the following income statement items:

	Year ended December 31, 2007	Year ended December 31, 2006
Net loss in accordance with Canadian GAAP, as reported	$(4,444,356)	$(2,522,497)
Ceiling test (note 14(a))
Writedown of petroleum and natural gas properties	—	(269,201)
Depletion, depreciation, and accretion	50,831	12,854

Net loss in accordance with U.S. GAAP	$(4,393,525)	$(2,778,844)
Net loss per share in accordance wth U.S. GAAP
Basic	(0.14)	(0.09)

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

14.         Reconciliation with United States Generally Accepted Accounting Principles (continued)

The application of U.S. GAAP results in the following differences to the following balance sheet items:

	Year ended December 31, 2007
	Canadian	United States

Petroleum and natural gas properties	$28,228,964	$28,023,448
Deficit	(7,516,625)	(7,722,141)

	Year ended
	December 31, 2006
	Canadian	United States

Petroleum and natural gas properties	$10,753,495	$10,497,148
Deficit	(3,072,269)	(3,328,616)

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

For U.S. GAAP purposes, the ceiling test used December 31, 2007 prices of:

Gas (per thousand cubic feet)	$6.35	CDN
Oil and natural gas liquids (per barrel)	$68.37	CDN

The application of the test at September 30, 2006 resulted in a $269,201 reduction being required in the carrying value of the Corporation’s petroleum and natural gas properties under U.S. GAAP. The application of the test at December 31, 2006 and 2007 required no adjustment to the carrying value.

Recently Issued United States Accounting Standards

FAS 123 (R)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued FAS 123(R), “Share-based Payment”, which replaces FAS 123 and supersedes APB Opinion 25, FAS 123(R) requires compensation cost related to share-based payments to be recognized in the financial statements and that the cost must be measured based on the fair value of the equity or liability instruments issued. Under FAS 123(R) all share-based payment plans must be valued using option-pricing models. The Company elected to implement this statement on a modified prospective basis starting in 2005. Under the modified prospective basis the Company began recognizing stock based compensation in its U.S. GAAP results of operations for the unvested portion of awards outstanding as at January 1, 2005 and for all awards granted after January 1, 2005. There were no differences in the Company’s stock based compensation expense in its financial statements for Canadian GAAP and U.S. GAAP for the year ended December 31, 2006 and 2007.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

14.         Reconciliation with United States Generally Accepted Accounting Principles (continued)

The following table is additional disclosure required under Financial Accounting Standard 123 Revised 2004 (FAS 123R).

Fixed Stock Options December 31, 2007

	Number of Options	Aggregate Intrinsic Value

Options outstanding at end of period	5,670,000	$2,442,500
Options exercisable at end of period	3,168,298	$1,865,000

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

FAS 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” This statement replaces APB No. 20 and SPAS No. 3 and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the accounting principle. SFAS No, 154 requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles, SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of FAS 154 did not have a material impact on the Company.

FAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of FAS 157 did not have a material impact on the Company.

FIN 48

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes.” The interpretation creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The statement also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosures and transitions as well as specifically scopes out accounting for contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. The effect of this interpretation did not have a material impact on the Company.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

14.       Reconciliation with United States Generally Accepted Accounting Principles (continued)

New United States Accounting Pronouncements

The following are standards and interpretations that have been issued by the Financial Accounting Standards Board (“FASB”), which are not yet in effect for the years presented but would comprise U.S. GAAP when implemented:

SFAS No. 155 - Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140 In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed.

SFAS No. 157 - Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged.

SFAS No, 159 - The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for the Company’s financial statements issued in 2008.

Statement 141(revised)

In December 2007, FASB issued Statement 141(revised), Business Combinations. Statement 141(revised) establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of this statement to have a material impact on our results of operations or financial position.

Statement 160

In December 2007, FASB issued Statement 160, Noncontrolling Interests In Consolidated Financial Statements, an amendment of ARB. No 51. This statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of this statement to have a material impact on our results of operations or financial position.

15.       Comparative Figures

Certain comparative figures have been reclassified to conform with current year presentation

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

16.         Subsequent Events

1)

The underlying common shares for the convertible special warrants issued in November 2007 (see Note 5(f)) were deemed exercised upon the qualification of distribution of 1,875,027 common shares by means of short form prospectus on January 16, 2008.

2)

On January 28, 2008, the Company announced the results from the first exploration well in a series of three exploration wells to be drilled on Block 5(c) offshore Trinidad (see Note 13). Operations began on the second well in the Company’s three well commitment on February 20, 2008.

3)

On March 6, 2008 the Company closed an equity financing for gross proceeds of $27,826,100. The financing consisted of the sale of 6,956,525 units (“Units”) at a price of $4.00 per Unit. Each Unit is comprised of one common share and one-half of one common share purchase warrant exercisable over the next of 24 months at a price of $4.40 per common share purchase warrant. Challenger has also granted to its syndicate of investment dealers an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at any time 30 days after the closing date of up to 1,043,475 additional Units. If the Over-Allotment Option is exercised in full, the total gross proceeds for the financing will be $32,000,000.

SIGNATURE

The Registrant, CHALLENGER ENERGY CORP., certifies that it meets the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHALLENGER ENERGY CORP.

	Per:	/s/ Manjeet Dhillon
Manjeet Dhillon
Chief Financial Officer

June 26, 2008