Form 20-F/A
period 2007-12-31
Challenger Energy Corp
filed 2009-01-23
CIK 1364644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

☒  No   ☐  Yes

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (“Amendment No. 1”) is being filed by Challenger Energy Corp. for the sole purpose of addressing the following items in our Annual Report on Form 20-F for the year ended December 31, 2007 previously filed with the Securities and Exchange Commission (the “Annual Report”):

—

To include certain reserve information with respect to the 15-17 Well in Item 4.D – Information on the Corporation – Property, Plants and Equipment – Drilling Activity and Location of Production and Wells.  This is not new information; rather, it is information that was previously included in a different section of the Annual Report.

—	To amend disclosure in Item 5.A. – Operating Results – Management’s Discussion and Analysis – Selected Financial Information to delete the reference to Cash Expenses for the Period.

—

To amend Item 15 – Controls and Procedures – to include management’s assessment of internal control over financial reporting as of December 31, 2007, which was inadvertently omitted from the Annual Report.

For this purposes of this Amendment No. 1, Items 4, 5, 15, and 19 have been amended and restated in their entirety, and new certifications by our chief executive officer and chief financial officer are included as exhibits.  Other than as expressly set forth herein, this Amendment No. 1 does not amend or restate any other information contained in the Annual Report and does not reflect any events that have occurred after the Annual Report was filed.

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

Drilling Activity and Location of Production and Wells

In October, 2005, Challenger acquired a 10% pooled working interest in and to section 17-35-1 W5M (from the surface to the base of the Pekisko formation) from Blueline Energy Ltd. In November and December of 2005, the well at 102/15 17-35-1 WSM was producing at an average rate of 618 Mscf/d (61.8 Mscf/d net to Challenger). In 2006, the 15-17 Well was producing at an average rate of 537 Mscf/d (53.7 Mscf/d net to Challenger).  In 2007, the 15-17 Well was producing at an average rate of 477 Mscf per day (47.7 Mscf per day net to Challenger).  As discussed under Item 4.B – Business Overview – Relationship with Canadian Superior – Other Agreements, the 15-17 Well has total proved developed gross marketable natural gas reserves of 750 MMscf and natural gas liquids of 50 MBbls based on a decline reserve analysis.

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

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting and designing such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP. Our Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2007 due to the material weaknesses described below.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Management’s assessment identified the following material weaknesses in internal control over financial reporting as of December 31, 2007:

•     Due to the limited number of staff employed by the corporation, Challenger did not maintain effective segregation of duties of its employees.

•     Challenger was not adequately staffed with finance personnel possessing a sufficient level of technical expertise to address all complex and non-routine accounting transactions that may arise.

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

Exhibit 4(d)	–	Amalgamation Agreement (incorporated by reference to Challenger’s Form 20-F/A filed on November 7, 2006)
Exhibit 12(a)*	–	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12(b)*	–	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13(a)*	–	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13(b)*	–	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 15(a)**	–	Consent of Meyers Norris Penny LLP
Exhibit 15(b)**	–	Consent of Chapman Petroleum Engineering Ltd.
Exhibit 15(c)	–	Annual Information Form for the year ended December 31, 2007 dated March 20, 2008 (incorporated by reference to Challenger’s Form 6-K filed on March 27, 2008)
Exhibit 15(d)**	–	Management’s Discussion and Analysis for the years ended December 31, 2007 and December 31, 2006
Exhibit 15(e)	–

Audited Financial Statements (Statement of Revenues and Direct Operating Expenses) relating to certain oil and gas interests in the Innisfail area of Alberta for the period from January 1, 2005 to October 31, 2005, and the period from April 1, 2004 to December 31, 2004 (incorporated by reference to Challenger’s Form 20-F/A filed on December 1, 2006)

* Filed herewith.

** Previously filed.

SIGNATURE

The Registrant, CHALLENGER ENERGY CORP., certifies that it meets the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHALLENGER ENERGY CORP.

	Per:	/s/ Manjeet Dhillon
Manjeet Dhillon
Chief Financial Officer

January 21, 2009